FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Impac Secured Assets Corp.	**0001018905**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 1, 2004 Series 2004-3	**333-117991**

____

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL
RECEIVED
SEP - 1 2004
WASH. D.C.
185
SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPAC SECURED ASSETS CORP.

By ______________________
Name: Richard J. Johnson
Title: Chief Financial Officer

Dated: September 1, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*
99.2	Computational Materials	P*
99.3	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

MBS New Transaction

Computational Materials

$[2,300,000,000]
(Approximate)

Impac Secured Assets Corp.

Depositor

MORTGAGE PASS-THROUGH CERTIFICATES,
SERIES 2004-3

Impac Funding Corporation
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement or other final offering document relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the publicly offered securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to such securities has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement, or other final offering document relating to the Certificates, relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement, or other final offering documents relating to the Certificates, may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Preliminary Term Sheet *Date Prepared: August 19, 2004*

$2,300,000,000 (Approximate)
Impac Secured Assets Corp., Mortgage Pass-Through Certificates, Series 2004-3

Class (1)(2)	Principal Amount (3)	WAL (Years) Call/Mat (4)(5)	Payment Window (Mos) Call /Mat (5)	Expected Ratings (S&P/Moody's) (6)	Last Scheduled Distribution Date	Certificate Type
1-A-1	$238,966,000	1.00 /1.00	1 - 27 / 1 - 27	AAA/Aaa	December 2034	Floating Rate Super Senior
1-A-2	$100,529,000	3.20 / 3.20	27 - 56 / 27 - 56	AAA/Aaa	December 2034	Floating Rate Super Senior
1-A-3	$73,000,000	5.88 / 7.16	56 - 76 / 56 - 181	AAA/Aaa	December 2034	Floating Rate Super Senior
1-A-4	$962,489,000	2.40 / 2.63	1 - 76 / 1 - 181	AAA/Aaa	December 2034	Floating Rate Super Senior
1-A-5	$152,568,000	2.40 / 2.63	1 - 76 / 1 - 181	AAA/Aaa	December 2034	Floating Rate Senior Support
2-A-1	$400,124,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Senior
2-A-2	$225,124,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Senior
M-1	$26,450,000	4.40 / 4.79	38 - 76 / 38 - 119	AA+/Aa1	December 2034	Floating Rate Mezzanine
M-2	$23,000,000	4.38 / 4.73	38 - 76 / 38 - 113	AA+/Aa2	December 2034	Floating Rate Mezzanine
M-3	$23,000,000	4.38 / 4.68	38 - 76 / 38 - 107	AA+/Aa3	December 2034	Floating Rate Mezzanine
M-4	$23,000,000	4.36 / 4.60	37 - 76 / 37 - 99	AA/A1	December 2034	Floating Rate Mezzanine
M-5	$23,000,000	4.34 / 4.43	37 - 76 / 37 - 89	AA/A2	December 2034	Floating Rate Mezzanine
B	$28,750,000	3.80	37 - 74	A+/Baa1	December 2034	Floating Rate Mezzanine
C				Not Offered		
P				Not Offered		
R				Not Offered		
Total:	**$2,300,000,000**					

(1) *The Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4 and Class 1-A-5 Certificates (collectively, the "**Class 1-A Certificates**") are backed primarily by the cashflows from the Group 1 Mortgage Loans, and the Class 2-A-1 and Class 2-A-2 Certificates (collectively, the "**Class 2-A Certificates**" which are not offered herein, and together, with the Class 1-A Certificates, the "**Senior Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificates related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "**Mezzanine Certificates**") are backed by the cashflows from all of the Mortgage Loans.*

(2) *The Pass-Through Rate on the Offered Certificates will be subject to a cap equal to the lesser of (i) 11.25% per annum and (ii) the Net WAC Rate (as described below).*

(3) *The principal balance of each Class of Certificates is subject to a 5% variance.*

(4) *The margin on the Senior Certificates doubles and the margin on the Mezzanine Certificates is equal to 1.5x the related original margin after the Clean-up Call date.*

(5) *See "Pricing Prepayment Speed" below.*

(6) *Rating Agency Contacts:Becky Cao, Standard & Poors., 212.438.2595; Ido Gonen, Moodys Investor Service, Inc., 212.553.0323.*

Trust:	Mortgage Pass-Through Certificates, Series 2004-3.
Depositor:	Impac Secured Assets Corp.
Seller:	Impac Funding Corporation.
Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Commencing on or before October 1, 2004, Countrywide Home Loans L.P. and Wells Fargo Bank, N.A., respectively, will act as sub-servicer with respect to no less than approximately 75% and no more than 25% of the Mortgage Loans, respectively, deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer.
Underwriter:	Countrywide Securities Corporation (Lead Manager) and Bear, Stearns & Co. Inc. (Co-Manager).

Trustee:	Deutsche Bank National Trust Company.
Securities Administrator:	Wells Fargo Bank, N.A.
Offered Certificates:	The (i) Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4 and Class 1-A-5 Certificates (collectively, the "***Class 1-A Certificates***"), (ii) Class 2-A-1 and Class 2-A-2 Certificates (collectively, the "***Class 2-A Certificates***" *which are not offered herein* and, together with the Class 1-A Certificates, the "***Senior Certificates***") and (iii) the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "***Mezzanine Certificates***") are collectively referred to herein as the "***Offered Certificates.***"
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	August 1, 2004.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of August 1, 2004, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	August [23], 2004.
Expected Closing Date:	August [31], 2004.
Expected Settlement Date:	August [31], 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in September 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	Subject to certain conditions, the Offered Certificates are expected to be eligible for purchase by certain employee benefit and other plans subject to ERISA and to Section 4975 of the Internal Revenue Code of 1986, as amended.
SMMEA Eligibility:	The Senior Certificates and Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B Certificates will not be SMMEA eligible.

Optional Termination: The terms of the transaction allow for a clean-up call by the holder of the Class C Certificates (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of the Pre-Funded Amount and the Cut-off Date Balance. To the extent the Clean-up Call is not exercised by the holder of the Class C Certificates, Countrywide Home Loans L.P. will have the right to call the deal once the aggregate principal balance of the Mortgage Loans is less than or equal to 5% of the sum of the Pre-Funded Amount an the Cut-off Date Balance.

Pricing Prepayment Speed: The Offered Certificates will be priced based on an assumed collateral prepayment speed of 30% CPR.

Mortgage Loans: The Trust will include mortgage loans (the "***Mortgage Loans***") having an aggregate principal balance as of the Sample Pool Calculation Date (the "***Sample Pool Calculation Date Balance***") of approximately $2,300,000,299.95 all of which are adjustable rate mortgage loans secured by first liens on the related mortgaged properties. The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "***Sample Pool***") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date or, with respect to Subsequent Mortgage Loans, during the Funding Period. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Pre-Funded Amount: A deposit of not more than $575,000,000 (the ***"Pre-Funded Amount"***) will be made to a pre-funding account (the ***"Pre-Funding Account"***) on the Closing Date. From the Closing Date through no later than November 30, 2004 (the ***"Funding Period"***), the Pre-Funded Amount will be used to purchase subsequent mortgage loans (the ***"Subsequent Mortgage Loans"***), which will be included in the Trust to create a final pool of Mortgage Loans (the ***"Final Pool"***). The characteristics of the Final Pool may vary from the characteristics of the Mortgage Pool, although any such difference is not expected to be material. It is expected that, after giving effect to the purchase of Subsequent Mortgage Loans during the Funding Period, the Final Pool of Mortgage Loans will be comprised of approximately $330,547,298 of Group 1 Mortgage Loans and approximately $219,452,702 of Group 2 Mortgage Loans. Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the Certificates on the immediately following Distribution Date.

Pass-Through Rate: The Pass-Through Rate for each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, (b) the related Net WAC Rate and (c) a fixed rate of 11.25%.

Premium Rate: Approximately 9.35% of the Mortgage Loans by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "***Premium Rate***" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all Mortgage Loans. As of the Sample Pool Calculation Date, the weighted average Premium Rate of the Sample Pool is approximately 0.099%.

Net Mortgage Rate: The "***Net Mortgage Rate***" will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a servicing fee rate of 0.375%, (b) a master servicing fee rate of 0.030% and (c) the Premium Rate, expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans (in the case of (c), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).

Net WAC Rate:

The "***Net WAC Rate***" is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
1-A	The weighted average Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The (i) weighted average Net Mortgage Rate of the Group 2 Mortgage Loans less (ii) the Certificate Guaranty Insurance Policy premium rate (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Mezzanine Certificates	The weighted average of the Net Mortgage Rate of the Group 1 and Group 2 Mortgage Loans, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net WAC Rate Shortfall:

Any shortfalls in interest payments on a Class of Certificates resulting from any excess of (a) interest accrued on the related Certificates at the lesser of (i) one-month LIBOR plus the related margin and (ii) 11.25%, over (b) interest accrued on the Mortgage Loans at the related Net WAC Rate (any such shortfalls, "***Net WAC Rate Shortfalls***") on each Distribution Date, plus unpaid Net WAC Rate Shortfalls from prior Distribution Dates (to the extent not covered by the related Corridor Contract, as defined below), will be paid in the current month or carried forward for payment on subsequent Distribution Dates, together with interest thereon at the Pass-Through Rate for such Distribution Date, to the extent of amounts available from Excess Cashflow, as described under "***Priority of Payments***" below.

Corridor Contracts:

The Trust will include a Corridor Contract for the benefit of the Class 1-A, Class 2-A and Mezzanine Certificates (the "***Class 1-A Corridor Contract,***" "***Class 2-A Corridor Contract***" and "***Mezzanine Corridor Contract,***" respectively, and, collectively, the "***Corridor Contracts***"). In addition, the trust will include a Corridor Contract for the sole benefit of the Class 2-A-1 Certificates (the "***Class 2-A-1 Corridor Contract***"). On the Closing Date, the notional amount of the Class 1-A Corridor Contract, Class 2-A Corridor Contract, Mezzanine Corridor Contract and Class 2-A-1 Corridor Contract, respectively, will equal $1,527,552,000, $625,248,000, $147,200,000 and $400,124,000, respectively, and will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto). With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates, *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls, (c) the Mezzanine Corridor Contract will be available to pay the holders of the Mezzanine Certificates, *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls and (d) the Class 2-A-1 Corridor Contract will be available to pay the holders of the Class 2-A-1 Certificates. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net WAC Rate Shortfalls on the related Certificates will be distributed to the holder of the Class C Certificates and will not be available for payments of Net WAC Rate Shortfalls on the related Certificates thereafter.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow
4) Certificate Guaranty Insurance Policy

Class of Certificates	S&P/Moody's	Initial Subordination (after required target is reached) (1)	Target Subordination at Stepdown (1)
1-A	AAA/Aaa	6.75%	13.50%
2-A	AAA/Aaa	6.75%	13.50%
M-1	AA+/Aa1	5.60%	11.20%
M-2	AA+/Aa2	4.60%	9.20%
M-3	AA+/Aa3	3.60%	7.20%
M-4	AA/A1	2.60%	5.20%
M-5	AA/A2	1.60%	3.20%
B	A+/Baa1	0.35%	0.70%

(1) Initial Overcollateralization at closing is zero. Does not include any credit for Excess Interest.

Subordination: The Mezzanine Certificates will be Mezzanine to, and provide credit support for, the Senior Certificates. The Mezzanine Certificates will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in January 2005 after which time the required target Overcollateralization (the "***Overcollateralization Target Amount***") will increase to 0.35% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans and the Pre-Funded Amount (approximately $8,050,000). The required Overcollateralization amount does not stepdown.

Excess Cashflow: ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under clauses 1) and 2) of "Certificates Priority of Distributions."

Certificate Guaranty Insurance Policy: Ambac Assurance Corporation will guarantee the ultimate payment of principal of and current interest on the Class 2-A Certificates only, except shortfalls and losses resulting from prepayment interest shortfalls, Servicemembers Relief Act shortfalls and NET WAC Rate shortfalls. Ambac's claims paying ability is rated AAA and Aaa by S&P and Moody's, respectively.

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds 44.50% times the Senior Enhancement Percentage. As used above, the "***Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, (a) the numerator of which is equal to the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and (b) the denominator of which is equal to the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will be in effect if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the sum of the Cut-off Date Balance and Pre-Funded Amount, as set forth below:

Period *(month)*	Percentage
37 – 48	1.00% with respect to September 2007, plus an additional 1/12th of 0.50% for each month thereafter until August 2008
49 – 60	1.50% with respect to September 2008, plus an additional 1/12th of 0.50% for each month thereafter until August 2009
61 – 72	2.00% with respect to September 2009, plus an additional 1/12th of 0.50% for each month thereafter until August 2010
73 +	2.50%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in September 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 86.50% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Mezzanine Certificates, beginning with the Class B Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates and, thereafter, with respect to the Group 1 Mortgage Loans, to the Class 1-A Certificates, *pro rata,* based on their then unpaid principal balance; provided, however, that any losses allocable to the Class 1-A-1, Class 1-A-2, Class 1-A-3 and Class 1-A-4 Certificates will instead be applied to the Class 1-A-5 Certificates until the Class 1-A-5 Certificates have been reduced to zero. Any Realized Losses allocated to the Mezzanine Certificates and Class 1-A Certificates will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Any Realized Losses otherwise attributable to the Class 2-A Certificates and not covered as described above will result in a draw on the Certificate Guaranty Insurance Policy (subject to certain exceptions described above).

Certificates Priority of Distributions: Available funds from the Mortgage Loans (which are net of any servicing, master servicing, trustee fees, private mortgage insurance premium fees and, in the case of the Group 2 Mortgage Loans, the Certificate Guaranty Insurance Policy premium rate) will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (i) first, from interest funds related to the Group 1 and Group 2 Mortgage Loans, respectively, current and unpaid interest concurrently to (a) concurrently, to the Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4 and Class 1-A-5 Certificates and (b) concurrently, to the Class 2-A-1 and Class 2-A-2 Certificates, respectively, and (ii) second, from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates;
2) Principal funds, as follows: (i) to the Senior Certificates, then (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates, each as described more fully under "Principal Paydown" below;

3) Any remaining Excess Cashflow, with respect to the Group 2 Mortgage Loans, to pay the Certificate Insurer the aggregate of all payments made by the Certificate Insurer under the Certificate Guaranty Insurance Policy with respect to the Class 2-A Certificates, including interest thereon, to the extent not previously paid or reimbursed.
4) Beginning on the Distribution Date in February 2005, any remaining Excess Cashflow, to the Senior Certificates and/or Mezzanine Certificates (as applicable) to build or maintain Overcollateralization as described under "Overcollateralization" above and "Principal Paydown" below, respectively;
5) Any remaining Excess Cashflow to pay (i) any unpaid interest sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates;
6) Any remaining Excess Cashflow to pay (i) *pro rata* to (a) the Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4 and Class 1-A-5 Certificates, *pro rata*, based on related unpaid realized loss amounts; provided, however, that any amounts payable to the Class 1-A-5 Certificates will first be used to reduce unpaid realized loss amounts related to the Class 1-A-1, Class 1-A-2, Class 1-A-3, and Class 1-A-4 Certificates (if any) and (ii) second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates, in respect of unpaid realized loss amounts;
7) Any remaining Excess Cashflow, with respect to the Group 1 Mortgage Loans, to pay the Certificate Insurer the aggregate of all payments made by the Certificate Insurer under the Certificate Guaranty Insurance Policy with respect to the Class 2-A Certificates, including interest thereon, to the extent not previously paid or reimbursed.
8) Any remaining Excess Cashflow to pay Net WAC Rate Shortfall (after application of amounts received under the related Corridor Contract, as described above); and
9) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net WAC Rate Shortfall (after application of amounts received under the related Corridor Contract) shall generally be distributed to the Offered Certificates on a *pro rata* basis, first, based on the certificate principal balances thereof and second based on any remaining unpaid Net WAC Rate Shortfall.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates as follow: concurrently, as follows: (i) from principal funds related to the Group 1 Mortgage Loans, *pro rata*, (a) sequentially, to the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Certificates and (b) *pro rata*, to the Class 1-A-4 and Class 1-A-5 Certificates and (ii) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A-1 Certificate and Class 2-A-2 Certificates *pro rata*; provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, a Class of Senior Certificates are retired prior to the other Senior Certificates, 100% of the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all of the Senior and Mezzanine Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates, as follows: (a) from principal funds related to the Group 1 Mortgage Loans *pro rata,* (x) sequentially, to the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Certificates and (y) *pro rata*, to the Class 1-A-4 and Class 1-A-5 Certificates and (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A-1 Certificate and Class 2-A-2 Certificates *pro rata*, such that the aggregate principal balance of the Senior Certificates will have 13.50% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 11.20% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 9.20% Subordination, (iv) fourth, to the Class M-3

Certificates such that the Class M-3 Certificates will have 7.20% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 5.20% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 3.20% Subordination and (vii) seventh, to the Class B Certificates such that the Class B Certificates will have 0.70% Subordination.

[Discount Margin Tables, Corridor Contract Schedules, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 1-A-1 (To Call)

Margin 0.150%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	15	15	15	15	15
WAL (yr)	14.04	1.27	1.00	0.63	0.50
MDUR (yr)	12.28	1.26	0.99	0.63	0.50
First Prin Pay	Sep04	Sep04	Sep04	Sep04	Sep04
Last Prin Pay	Oct26	Jun07	Nov06	Dec05	Sep05

Class 1-A-1 (To Maturity)

Margin 0.150%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	15	15	15	15	15
WAL (yr)	14.04	1.27	1.00	0.63	0.50
MDUR (yr)	12.28	1.26	0.99	0.63	0.50
First Prin Pay	Sep04	Sep04	Sep04	Sep04	Sep04
Last Prin Pay	Oct26	Jun07	Nov06	Dec05	Sep05

Class 1-A-2 (To Call)

Margin 0.350%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	35	35	35	35
WAL (yr)	24.72	4.17	3.20	1.86	1.45
MDUR (yr)	19.65	4.02	3.11	1.83	1.43
First Prin Pay	Oct26	Jun07	Nov06	Dec05	Sep05
Last Prin Pay	Sep31	Jul10	Apr09	Feb07	Jul06

Class 1-A-2 (To Maturity)

Margin 0.350%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	35	35	35	35
WAL (yr)	24.72	4.17	3.20	1.86	1.45
MDUR (yr)	19.65	4.02	3.11	1.83	1.43
First Prin Pay	Oct26	Jun07	Nov06	Dec05	Sep05
Last Prin Pay	Sep31	Jul10	Apr09	Feb07	Jul06

(1) See definition of Pricing Prepayment Speed above.

Class 1-A-3 (To Call)

Margin	0.500%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	50	50	50	50
WAL (yr)	28.14	7.50	5.88	3.43	2.51
MDUR (yr)	21.27	6.96	5.55	3.32	2.45
First Prin Pay	Sep31	Jul10	Apr09	Feb07	Jul06
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class 1-A-3 (To Maturity)

Margin	0.500%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	58	58	59	57
WAL (yr)	28.51	9.11	7.16	4.20	2.95
MDUR (yr)	21.48	8.25	6.63	4.01	2.86
First Prin Pay	Sep31	Jul10	Apr09	Feb07	Jul06
Last Prin Pay	Jul34	Jun23	Sep19	Dec13	Nov11

Class 1-A-4 (To Call)

Margin	0.360%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	36	36	36	36	36
WAL (yr)	19.14	3.08	2.40	1.42	1.09
MDUR (yr)	15.61	2.94	2.32	1.40	1.08
First Prin Pay	Sep04	Sep04	Sep04	Sep04	Sep04
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class 1-A-4 (To Maturity)

Margin	0.360%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	36	39	39	39	38
WAL (yr)	19.21	3.36	2.63	1.56	1.17
MDUR (yr)	15.65	3.18	2.51	1.52	1.15
First Prin Pay	Sep04	Sep04	Sep04	Sep04	Sep04
Last Prin Pay	Jul34	Jun23	Sep19	Dec13	Nov11

Class 1-A-5 (To Call)

Coupon	0.450%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	45	45	45	45	45
WAL (yr)	19.14	3.08	2.40	1.42	1.09
MDUR (yr)	15.47	2.94	2.31	1.40	1.07
First Prin Pay	Sep04	Sep04	Sep04	Sep04	Sep04
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class 1-A-5 (To Maturity)

Margin	0.450%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	45	48	48	49	48
WAL (yr)	19.21	3.36	2.63	1.56	1.17
MDUR (yr)	15.50	3.17	2.51	1.52	1.15
First Prin Pay	Sep04	Sep04	Sep04	Sep04	Sep04
Last Prin Pay	Jul34	Jun23	Sep19	Dec13	Nov11

Class M-1 (To Call)

Margin	0.600%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	60	60	60	60	60
WAL (yr)	25.76	5.36	4.40	3.64	2.99
MDUR (yr)	19.65	5.03	4.19	3.51	2.90
First Prin Pay	Oct25	Sep07	Oct07	Feb08	Aug07
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class M-1 (To Maturity)

Margin	0.600%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	60	62	62	62	68
WAL (yr)	25.89	5.84	4.79	3.87	4.15
MDUR (yr)	19.72	5.43	4.52	3.72	3.98
First Prin Pay	Oct25	Sep07	Oct07	Feb08	Jul08
Last Prin Pay	Mar34	Mar17	Jul14	Sep10	May09

Class M-2 (To Call)

Margin 0.650%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	25.76	5.36	4.38	3.55	2.99
MDUR (yr)	19.52	5.03	4.16	3.42	2.89
First Prin Pay	Oct25	Sep07	Oct07	Jan08	Aug07
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class M-2 (To Maturity)

Margin 0.650%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	67	67	67	72
WAL (yr)	25.88	5.80	4.73	3.76	3.86
MDUR (yr)	19.59	5.39	4.46	3.61	3.71
First Prin Pay	Oct25	Sep07	Oct07	Jan08	May08
Last Prin Pay	Feb34	Aug16	Jan14	Jun10	Feb09

Class M-3 (To Call)

Margin 0.700%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	25.76	5.36	4.38	3.48	2.99
MDUR (yr)	19.41	5.02	4.16	3.35	2.89
First Prin Pay	Oct25	Sep07	Oct07	Dec07	Aug07
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class M-3 (To Maturity)

Margin 0.700%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	72	72	72	76
WAL (yr)	25.87	5.75	4.68	3.66	3.65
MDUR (yr)	19.47	5.33	4.42	3.52	3.51
First Prin Pay	Oct25	Sep07	Oct07	Dec07	Feb08
Last Prin Pay	Jan34	Dec15	Jul13	Feb10	Nov08

Class M-4 (To Call)

Margin 1.150%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	115	115	115	115	115
WAL (yr)	25.76	5.36	4.36	3.42	2.99
MDUR (yr)	18.38	4.94	4.09	3.26	2.87
First Prin Pay	Oct25	Sep07	Sep07	Nov07	Aug07
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class M-4 (To Maturity)

Margin 1.150%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	115	118	118	117	123
WAL (yr)	25.85	5.65	4.60	3.55	3.47
MDUR (yr)	18.42	5.17	4.29	3.38	3.31
First Prin Pay	Oct25	Sep07	Sep07	Nov07	Dec07
Last Prin Pay	Nov33	Feb15	Nov12	Sep09	Jul08

Class M-5 (To Call)

Margin 1.300%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	130	130	130	130	130
WAL (yr)	25.75	5.35	4.34	3.35	2.99
MDUR (yr)	18.05	4.91	4.06	3.19	2.86
First Prin Pay	Oct25	Sep07	Sep07	Oct07	Aug07
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class M-5 (To Maturity)

Margin 1.300%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	130	131	131	131	136
WAL (yr)	25.79	5.47	4.43	3.40	3.28
MDUR (yr)	18.07	5.00	4.13	3.24	3.13
First Prin Pay	Oct25	Sep07	Sep07	Oct07	Nov07
Last Prin Pay	Aug33	Jan14	Jan12	Mar09	Feb08

Class B (To Call)

Margin 1.850%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	185	185	185	185	185
WAL (yr)	24.99	4.60	3.80	3.13	2.99
MDUR (yr)	16.61	4.21	3.54	2.96	2.83
First Prin Pay	Oct25	Sep07	Sep07	Sep07	Aug07
Last Prin Pay	Dec32	Jun12	Oct10	May08	Aug07

Class B (To Maturity)

Margin 1.850%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	185	185	185	185	189
WAL (yr)	24.99	4.60	3.80	3.13	3.11
MDUR (yr)	16.61	4.21	3.54	2.96	2.94
First Prin Pay	Oct25	Sep07	Sep07	Sep07	Sep07
Last Prin Pay	Dec32	Jun12	Oct10	May08	Nov07

Class 1-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	1,527,552,000	6.27560	8.30000	47	358,611,185	8.02524	8.02524
2	1,505,511,040	5.27083	8.29782	48	348,009,350	7.84397	7.85334
3	1,457,570,071	5.11029	8.29464	49	337,720,824	7.86950	8.84652
4	1,411,053,087	5.27404	8.28643	50	327,735,749	8.12418	8.76483
5	1,365,917,994	5.11474	8.27959	51	318,045,054	7.87037	8.84673
6	1,322,124,023	5.14041	8.22769	52	308,640,075	8.15228	8.79268
7	1,279,634,348	5.67815	8.17392	53	299,512,409	7.92638	8.89263
8	1,238,408,214	5.15337	8.18096	54	290,654,099	8.00801	8.92408
9	1,198,406,856	5.31820	8.17547	55	282,057,526	8.87971	8.87971
10	1,159,593,797	5.15638	8.17910	56	273,714,528	8.04575	8.93807
11	1,121,933,804	5.32283	8.17467	57	265,617,568	8.32213	8.78224
12	1,085,392,796	5.19874	8.14989	58	257,762,289	8.09656	8.89528
13	1,049,939,886	5.22977	8.13005	59	250,138,416	8.39656	8.81907
14	1,015,541,429	5.39721	8.12475	60	242,738,569	8.25636	8.89664
15	982,165,079	5.23230	8.13076	61	235,516,449	8.31586	9.84610
16	949,780,519	5.39990	8.12528	62	228,486,947	8.58699	9.76509
17	918,358,357	5.23581	8.13123	63	221,665,461	8.31800	9.84515
18	887,870,136	5.27404	8.10145	64	215,046,373	8.60548	9.77088
19	858,289,807	5.83822	8.05572	65	208,623,731	8.35778	9.87081
20	829,589,308	5.29834	8.07987	66	202,391,752	8.43645	9.91775
21	801,741,914	5.46795	8.07363	67	196,345,573	9.35977	9.69636
22	774,722,317	5.45088	7.61431	68	190,479,308	8.47963	9.94408
23	748,587,154	5.78494	7.31250	69	184,787,200	8.76866	9.88190
24	723,276,295	6.13383	7.09428	70	179,264,077	8.53159	9.99514
25	698,731,812	6.28406	7.98142	71	173,904,966	8.83637	9.94691
26	674,914,922	6.49005	7.93540	72	168,705,033	8.60400	10.03849
27	651,802,597	6.29049	7.98082	73	163,660,098	8.61636	10.02913
28	629,373,895	6.55299	7.96240	74	158,765,415	8.89532	9.95377
29	607,610,897	6.40189	7.98464	75	154,016,144	8.61669	10.02705
30	586,496,232	6.57109	7.84638	76	149,407,987	8.90428	9.96075
31	566,011,513	7.31175	7.62439	77	144,936,758	8.63914	10.04830
32	546,133,098	6.62983	7.78542				
33	526,842,564	6.93769	7.73524				
34	508,103,490	6.89399	7.61694				
35	489,952,940	7.34845	7.51317				
36	472,363,024	7.34152	7.34152				
37	455,301,948	7.43842	8.16561				
38	455,301,948	7.67927	8.09283				
39	455,301,948	7.44003	8.16431				
40	442,474,011	7.72019	8.11211				
41	429,383,928	7.52156	8.14939				
42	416,683,393	7.62939	7.95666				
43	404,360,682	8.18360	8.18360				
44	392,401,635	7.67299	7.89267				
45	380,795,313	7.94812	7.94812				
46	369,537,277	7.74247	7.87092				

Mezzanine Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	147,200,000	6.29371	8.30000	47	78,849,044	8.07174	8.07174
2	147,200,000	5.28573	8.29815	48	76,517,622	7.89088	7.89088
3	147,200,000	5.12435	8.29530	49	74,255,165	7.91608	8.80521
4	147,200,000	5.28873	8.28775	50	72,059,433	8.17222	8.72206
5	147,200,000	5.12842	8.28212	51	69,928,438	7.91682	8.80533
6	147,200,000	5.15302	8.23378	52	67,860,276	8.19596	8.74562
7	147,200,000	5.69199	8.18470	53	65,853,099	7.97718	8.85452
8	147,200,000	5.16559	8.19127	54	63,905,166	8.05953	8.87825
9	147,200,000	5.33060	8.18639	55	62,014,839	8.93712	8.93712
10	147,200,000	5.16829	8.18958	56	60,148,324	8.09746	8.89053
11	147,200,000	5.33443	8.18573	57	58,367,576	8.37086	8.75557
12	147,200,000	5.20826	8.16120	58	56,639,786	8.13798	8.86460
13	147,200,000	5.23709	8.14240	59	54,962,904	8.44446	8.79855
14	147,200,000	5.40456	8.13722	60	53,335,312	8.29076	8.88654
15	147,200,000	5.23922	8.14281	61	51,747,087	8.35024	9.83729
16	147,200,000	5.40697	8.13768	62	50,201,214	8.62227	9.75619
17	147,200,000	5.24221	8.14324	63	48,701,102	8.35216	9.83656
18	147,200,000	5.27871	8.11456	64	47,245,488	8.63750	9.76239
19	147,200,000	5.84194	8.07126	65	45,833,061	8.39502	9.86899
20	147,200,000	5.30167	8.09365	66	44,462,550	8.47280	9.92042
21	147,200,000	5.47118	8.08766	67	43,132,858	9.40031	9.69935
22	147,200,000	5.41869	7.73876	68	41,735,261	8.51609	9.94675
23	147,200,000	5.81037	7.28029	69	40,482,436	8.80216	9.88048
24	147,200,000	6.14338	7.04903	70	39,266,755	8.55810	9.98810
25	147,200,000	6.29709	7.93025	71	38,087,122	8.87126	9.94746
26	147,200,000	6.50261	7.88266	72	36,942,475	8.63768	10.04288
27	147,200,000	6.30239	7.92951	73	35,831,876	8.64969	10.03418
28	147,200,000	6.55110	7.90409	74	34,754,297	8.92977	9.95921
29	147,200,000	6.42163	7.92418	75	33,708,677	8.64994	10.03252
30	147,200,000	6.59010	7.78704	76	32,694,072	8.93727	9.96530
31	147,200,000	7.33358	7.55739	77	31,709,561	8.67507	10.05661
32	147,200,000	6.64941	7.72491				
33	147,200,000	6.93039	7.67257				
34	147,200,000	6.87969	7.55260				
35	147,200,000	7.36653	7.45126				
36	147,200,000	7.37950	7.37950				
37	147,200,000	7.47666	8.11301				
38	123,872,880	7.71887	8.03860				
39	101,233,902	7.47828	8.11178				
40	97,289,699	7.75339	8.05178				
41	94,411,299	7.56518	8.09834				
42	91,618,614	7.67944	7.90621				
43	88,909,112	8.23762	8.23762				
44	86,279,583	7.72342	7.84003				
45	83,727,605	7.99226	7.99226				
46	81,251,824	7.77857	7.83041				

Class 1-A Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)	Period	Available Rate (2)	Available Rate (3)
1	6.03	6.03	40	7.50	10.05
2	5.02	8.05	41	7.30	10.05
3	4.86	8.05	42	7.42	10.05
4	5.03	8.05	43	7.98	10.51
5	4.87	8.05	44	7.46	10.05
6	4.90	8.05	45	7.74	10.25
7	5.44	8.05	46	7.53	10.05
8	4.91	8.05	47	7.81	10.31
9	5.08	8.05	48	7.61	10.05
10	4.92	8.05	49	7.64	11.05
11	5.08	8.05	50	7.89	11.05
12	4.96	8.05	51	7.64	11.05
13	4.99	8.05	52	7.93	11.05
14	5.16	8.05	53	7.70	11.05
15	4.99	8.05	54	7.79	11.05
16	5.16	8.05	55	8.67	11.25
17	5.00	8.05	56	7.83	11.05
18	5.03	8.05	57	8.11	11.05
19	5.59	8.05	58	7.88	11.05
20	5.05	8.05	59	8.17	11.05
21	5.22	8.05	60	8.01	11.05
22	5.21	8.05	61	8.07	12.00
23	5.55	8.05	62	8.34	12.00
24	5.93	8.05	63	8.07	12.00
25	6.09	9.05	64	8.37	12.00
26	6.30	9.05	65	8.13	12.00
27	6.10	9.05	66	8.23	12.00
28	6.37	9.05	67	9.16	12.00
29	6.21	9.05	68	8.28	12.00
30	6.36	9.05	69	8.56	12.00
31	7.09	9.05	70	8.32	12.00
32	6.41	9.05	71	8.61	12.00
33	6.72	9.05	72	8.36	12.00
34	6.67	9.05	73	8.37	12.00
35	7.13	9.05	74	8.65	12.00
36	7.12	9.10	75	8.37	12.00
37	7.22	10.05	76	8.66	12.00
38	7.46	10.05	77	8.41	12.00
39	7.22	10.05			

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month, 3-Month, 6-Month and 1-Year LIBOR forward curve and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

(3) Assumes that the 1-Month, 3-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

Mezzanine Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)	Period	Available Rate (2)	Available Rate (3)
1	6.04	6.04	40	7.54	10.05
2	5.04	8.05	41	7.35	10.05
3	4.88	8.05	42	7.47	10.05
4	5.04	8.05	43	8.03	10.62
5	4.88	8.05	44	7.51	10.05
6	4.91	8.05	45	7.79	10.33
7	5.45	8.05	46	7.56	10.05
8	4.93	8.05	47	7.85	10.40
9	5.09	8.05	48	7.66	10.13
10	4.93	8.05	49	7.68	11.05
11	5.09	8.05	50	7.94	11.05
12	4.97	8.05	51	7.69	11.05
13	5.00	8.05	52	7.97	11.05
14	5.17	8.05	53	7.76	11.05
15	5.00	8.05	54	7.85	11.05
16	5.17	8.05	55	8.73	11.36
17	5.00	8.05	56	7.89	11.05
18	5.04	8.05	57	8.16	11.05
19	5.60	8.05	58	7.92	11.05
20	5.06	8.05	59	8.22	11.05
21	5.22	8.05	60	8.05	11.05
22	5.17	8.05	61	8.10	12.00
23	5.57	8.05	62	8.38	12.00
24	5.94	8.05	63	8.11	12.00
25	6.11	9.05	64	8.40	12.00
26	6.31	9.05	65	8.17	12.00
27	6.11	9.05	66	8.26	12.00
28	6.36	9.05	67	9.20	12.00
29	6.23	9.05	68	8.31	12.00
30	6.38	9.05	69	8.60	12.00
31	7.12	9.05	70	8.35	12.00
32	6.43	9.05	71	8.65	12.00
33	6.71	9.05	72	8.39	12.00
34	6.66	9.05	73	8.40	12.00
35	7.15	9.05	74	8.68	12.00
36	7.16	9.19	75	8.40	12.00
37	7.26	10.05	76	8.69	12.00
38	7.50	10.05	77	8.44	12.00
39	7.26	10.05			

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month, 3-Month, 6-Month and 1-Year LIBOR forward curve and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

(3) Assumes that the 1-Month, 3-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

$1,631,999,917 Group 1 Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		6,081	
Total Outstanding Balance		$1,631,999,917	
Average Loan Balance		$268,377	$9,154 to $4,000,000
WA Mortgage Rate		5.530%	2.875% to 10.000%
WA Mortgage Rate Net LPMI		5.426%	2.770% to 9.750%
Net WAC		5.021%	2.365% to 9.345%
ARM Characteristics			
WA Gross Margin		3.726%	1.500% to 9.750%
WA Months to First Roll		26	1 to 119
WA First Periodic Cap		3.465%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.080%	1.000% to 2.000%
WA Lifetime Cap		11.516%	8.750% to 16.750%
WA Lifetime Floor		3.805%	1.500% to 9.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	300 to 360
WA Age (months)		1	0 to 60
WA LTV		79.77%	12.90% to 100.00%
WA FICO		690	
WA DTI%		38.65%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		67.19%	
Prepay Moves Exempted	Soft	17.08%	
	Hard	50.11%	
	No Prepay	32.81%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	53.64%	SFR	73.76%	REDUCD	45.40%	PUR	62.71%	OWNER	82.36%	0	32.81%
FL	7.57%	CND	10.01%	FULL/ALT	22.57%	REFI/CO	27.12%	INV HM	13.95%	6	0.76%
NV	3.44%	PUD	9.94%	SISA	15.09%	REFI	10.18%	2ND HM	3.69%	7	0.08%
AZ	3.00%	2-4 FAMILY	5.93%	NINA	9.63%					12	11.83%
VA	2.66%	TWN	0.36%	NISA	3.61%					24	33.56%
										36	13.94%
										48	0.02%
										60	7.00%

$1,631,999,917 Group 1 Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$2,595,170	8	0.16	$324,396	4.906	359.73	686	74.10
30Y LIB1M - IO	$11,708,349	28	0.72	$418,155	4.557	359.51	718	74.24
30Y LIB3M - IO	$4,100,300	10	0.25	$410,030	5.087	359.73	691	78.78
30Y LIB6M	$30,063,273	113	1.84	$266,047	5.818	359.06	678	82.09
30Y LIB6M - IO	$161,957,902	503	9.92	$321,984	5.230	359.42	702	78.28
30Y LIB12M	$1,553,111	8	0.10	$194,139	6.708	359.86	644	84.54
30Y LIB12M - IO	$7,833,992	26	0.48	$301,307	5.224	359.71	696	77.29
2/28 LIB6M	$404,573,218	1,818	24.79	$222,538	5.551	357.86	681	84.88
2/28 LIB6M - IO	$445,424,375	1,398	27.29	$318,615	5.841	359.23	687	80.41
3/27 LIB6M	$242,656,819	1,233	14.87	$196,802	5.303	357.99	678	80.43
3/27 LIB6M - IO	$126,526,329	439	7.75	$288,215	5.530	359.26	701	74.72
3/1 LIB12M	$23,108,418	41	1.42	$563,620	4.377	355.82	719	71.27
3/1 LIB12M - IO	$55,824,725	88	3.42	$634,372	4.670	356.39	728	72.54
5/25 LIB6M	$21,413,296	83	1.31	$257,992	5.987	359.20	703	71.73
5/25 LIB6M - IO	$72,255,649	256	4.43	$282,249	5.855	359.20	707	71.02
5/1 LIB12M	$1,307,283	5	0.08	$261,457	6.488	359.66	665	85.01
5/1 LIB12M - IO	$5,865,200	7	0.36	$837,886	6.263	358.07	730	74.66
7/23 LIB6M	$1,111,252	4	0.07	$277,813	5.837	356.37	703	77.35
7/23 LIB6M - IO	$7,109,371	10	0.44	$710,937	5.774	349.02	725	66.01
10/20 LIB6M	$111,886	1	0.01	$111,886	5.875	359.00	745	57.43
10/20 LIB6M - IO	$4,900,000	2	0.30	$2,450,000	5.138	357.18	730	63.69
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$2,675,808	69	0.16	$38,780	5.899	357.27	703	85.62
$50,000.01 - $100,000.00	$65,644,276	791	4.02	$82,989	5.835	358.43	682	80.73
$100,000.01 - $150,000.00	$138,618,093	1,150	8.49	$120,537	5.780	358.54	685	81.86
$150,000.01 - $200,000.00	$132,243,263	757	8.10	$174,694	5.681	358.64	687	81.06
$200,000.01 - $250,000.00	$132,737,155	590	8.13	$224,978	5.588	358.70	690	81.70
$250,000.01 - $300,000.00	$128,052,688	466	7.85	$274,791	5.555	358.81	691	80.09
$300,000.01 - $350,000.00	$160,934,323	490	9.86	$328,437	5.504	358.63	689	80.71
$350,000.01 - $400,000.00	$211,469,006	563	12.96	$375,611	5.494	358.62	689	81.24
$400,000.01 - $450,000.00	$141,631,304	333	8.68	$425,319	5.518	358.64	697	81.08
$450,000.01 - $500,000.00	$130,163,248	273	7.98	$476,788	5.492	358.51	689	80.23
$500,000.01 - $550,000.00	$97,054,397	185	5.95	$524,618	5.439	358.60	691	79.71
$550,000.01 - $600,000.00	$79,842,637	138	4.89	$578,570	5.481	358.51	685	78.46
$600,000.01 - $650,000.00	$79,295,876	125	4.86	$634,367	5.367	358.40	684	77.03
$650,000.01 - $700,000.00	$18,970,026	28	1.16	$677,501	5.269	358.87	695	72.42
$700,000.01 - $750,000.00	$42,649,175	58	2.61	$735,331	5.421	358.71	681	73.67
$750,000.01 - $800,000.00	$6,187,861	8	0.38	$773,483	5.110	357.65	693	73.68
$800,000.01 - $850,000.00	$4,141,286	5	0.25	$828,257	4.467	357.61	685	69.93
$850,000.01 - $900,000.00	$5,264,200	6	0.32	$877,367	5.353	357.34	715	75.43

$1,631,999,917 Group 1 Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$900,000.01 - $950,000.00	$1,854,000	2	0.11	$927,000	5.868	358.49	700	75.09
$950,000.01 - $1,000,000.00	$30,707,708	31	1.88	$990,571	5.066	357.55	722	68.62
$1,000,000.01 - $1,050,000.00	$1,032,575	1	0.06	$1,032,575	3.875	357.00	729	57.36
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.07	$1,092,500	3.875	357.00	793	58.26
$1,100,000.01 - $1,150,000.00	$1,112,950	1	0.07	$1,112,950	4.500	359.00	714	69.99
$1,150,000.01 - $1,200,000.00	$1,200,000	1	0.07	$1,200,000	4.875	355.00	756	60.00
$1,250,000.01 - $1,300,000.00	$2,559,941	2	0.16	$1,279,971	5.117	357.98	727	64.92
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.08	$1,365,000	4.000	357.00	743	66.58
$1,450,000.01 - $1,500,000.00	$3,000,000	2	0.18	$1,500,000	5.563	358.00	672	54.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.11	$1,760,000	5.875	357.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.12	$2,000,000	4.250	357.00	796	57.80
$2,700,000.01 - $2,750,000.00	$2,740,621	1	0.17	$2,740,621	6.250	338.00	740	61.09
$3,950,000.01 - $4,000,000.00	$4,000,000	1	0.25	$4,000,000	5.000	357.00	740	64.52
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$2,666,655	68	0.16	$39,216	5.905	357.29	703	85.61
$50,000.01 - $100,000.00	$65,458,761	790	4.01	$82,859	5.840	358.43	682	80.76
$100,000.01 - $150,000.00	$138,215,104	1,148	8.47	$120,396	5.781	358.54	685	81.81
$150,000.01 - $200,000.00	$132,641,469	760	8.13	$174,528	5.681	358.63	688	81.10
$200,000.01 - $250,000.00	$131,687,972	586	8.07	$224,724	5.588	358.71	690	81.64
$250,000.01 - $300,000.00	$129,301,323	471	7.92	$274,525	5.553	358.80	691	80.17
$300,000.01 - $350,000.00	$157,791,997	481	9.67	$328,050	5.518	358.66	689	80.55
$350,000.01 - $400,000.00	$213,813,375	570	13.10	$375,111	5.486	358.60	690	81.35
$400,000.01 - $450,000.00	$141,083,233	332	8.64	$424,949	5.525	358.66	697	81.05
$450,000.01 - $500,000.00	$130,509,386	274	8.00	$476,312	5.478	358.48	689	80.32
$500,000.01 - $550,000.00	$96,959,234	185	5.94	$524,104	5.453	358.63	691	79.60
$550,000.01 - $600,000.00	$80,338,253	139	4.92	$577,973	5.474	358.48	685	78.47
$600,000.01 - $650,000.00	$79,895,312	126	4.90	$634,090	5.365	358.39	685	77.13
$650,000.01 - $700,000.00	$18,970,026	28	1.16	$677,501	5.269	358.87	695	72.42
$700,000.01 - $750,000.00	$41,899,487	57	2.57	$735,079	5.406	358.71	681	73.55
$750,000.01 - $800,000.00	$6,937,549	9	0.43	$770,839	5.233	357.79	693	74.36
$800,000.01 - $850,000.00	$4,141,286	5	0.25	$828,257	4.467	357.61	685	69.93
$850,000.01 - $900,000.00	$5,264,200	6	0.32	$877,367	5.353	357.34	715	75.43
$900,000.01 - $950,000.00	$1,854,000	2	0.11	$927,000	5.868	358.49	700	75.09
$950,000.01 - $1,000,000.00	$30,707,708	31	1.88	$990,571	5.066	357.55	722	68.62
$1,000,000.01 - $1,050,000.00	$1,032,575	1	0.06	$1,032,575	3.875	357.00	729	57.36
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.07	$1,092,500	3.875	357.00	793	58.26
$1,100,000.01 - $1,150,000.00	$1,112,950	1	0.07	$1,112,950	4.500	359.00	714	69.99
$1,150,000.01 - $1,200,000.00	$1,200,000	1	0.07	$1,200,000	4.875	355.00	756	60.00
$1,250,000.01 - $1,300,000.00	$1,260,000	1	0.08	$1,260,000	5.625	359.00	715	70.00
$1,300,000.01 - $1,350,000.00	$1,299,941	1	0.08	$1,299,941	4.625	357.00	739	60.00

$1,631,999,917 Group 1 Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.08	$1,365,000	4.000	357.00	743	66.58
$1,450,000.01 - $1,500,000.00	$3,000,000	2	0.18	$1,500,000	5.563	358.00	672	54.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.11	$1,760,000	5.875	357.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.12	$2,000,000	4.250	357.00	796	57.80
$2,700,000.01 - $2,750,000.00	$2,740,621	1	0.17	$2,740,621	6.250	338.00	740	61.09
$3,950,000.01 - $4,000,000.00	$4,000,000	1	0.25	$4,000,000	5.000	357.00	740	64.52
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$5,672,348	27	0.35	$210,087	5.142	358.80	713	74.03
AR	$1,210,563	9	0.07	$134,507	5.825	357.70	670	91.36
AZ	$49,015,351	274	3.00	$178,888	5.616	358.35	680	81.12
CA	$875,346,929	2,441	53.64	$358,602	5.483	358.82	694	78.36
CO	$41,668,248	164	2.55	$254,075	5.334	356.53	699	80.89
CT	$8,711,805	34	0.53	$256,230	5.608	357.94	669	83.01
DC	$3,533,926	12	0.22	$294,494	5.290	358.37	679	81.57
DE	$3,737,227	22	0.23	$169,874	5.615	357.76	675	87.37
FL	$123,571,399	634	7.57	$194,908	5.894	358.80	693	81.86
GA	$21,392,593	110	1.31	$194,478	5.567	358.03	692	82.56
HI	$10,337,623	22	0.63	$469,892	5.546	358.57	695	73.46
IA	$3,246,228	32	0.20	$101,445	5.194	357.44	698	87.60
ID	$1,666,379	17	0.10	$98,022	5.686	358.38	656	81.30
IL	$36,143,493	159	2.21	$227,318	5.731	358.40	680	80.62
IN	$6,692,066	56	0.41	$119,501	5.759	358.24	684	85.48
KS	$3,715,322	26	0.23	$142,897	5.593	357.56	692	86.30
KY	$3,315,379	25	0.20	$132,615	5.444	358.23	665	85.43
LA	$2,880,756	19	0.18	$151,619	5.995	357.89	657	81.90
MA	$37,289,417	106	2.28	$351,787	5.223	357.79	691	81.21
MD	$36,142,772	127	2.21	$284,589	5.665	358.38	681	81.26
ME	$3,349,409	17	0.21	$197,024	5.258	357.78	705	77.77
MI	$14,081,373	85	0.86	$165,663	5.666	357.49	679	78.15
MN	$29,505,733	144	1.81	$204,901	5.203	357.82	677	81.37
MO	$11,343,799	84	0.70	$135,045	5.671	358.03	676	85.36
MS	$2,914,221	21	0.18	$138,772	5.174	358.32	659	79.84
MT	$1,281,369	10	0.08	$128,137	6.449	358.45	655	83.22
NC	$13,141,022	92	0.81	$142,837	5.805	358.48	682	83.36
ND	$475,921	5	0.03	$95,184	6.117	358.83	667	78.91
NE	$2,066,415	18	0.13	$114,801	5.590	357.66	672	88.08
NH	$1,733,135	9	0.11	$192,571	5.801	358.63	682	78.80
NJ	$28,190,624	89	1.73	$316,749	6.068	357.96	678	81.27
NM	$4,241,377	22	0.26	$192,790	5.001	357.73	673	80.50
NV	$56,065,728	207	3.44	$270,849	5.605	358.51	697	80.46
NY	$23,945,980	67	1.47	$357,403	5.120	357.22	676	80.49

$1,631,999,917 Group 1 Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OH	$11,967,636	106	0.73	$112,902	5.587	358.12	669	83.60
OK	$1,064,099	10	0.07	$106,410	5.803	357.93	679	89.21
OR	$13,161,709	79	0.81	$166,604	5.331	358.87	688	80.99
PA	$6,773,883	43	0.42	$157,532	5.786	358.65	670	82.49
RI	$4,160,682	14	0.25	$297,192	5.426	358.08	681	78.36
SC	$7,350,991	37	0.45	$198,675	5.506	358.36	682	84.59
SD	$1,314,123	8	0.08	$164,265	4.958	357.68	693	83.58
TN	$7,525,247	54	0.46	$139,356	5.536	357.97	675	83.09
TX	$19,830,884	123	1.22	$161,227	5.963	358.42	695	81.51
UT	$14,311,556	81	0.88	$176,686	5.417	358.63	696	83.39
VA	$43,490,371	170	2.66	$255,826	5.421	358.35	681	81.05
VT	$595,353	1	0.04	$595,353	3.625	355.00	707	38.71
WA	$23,518,411	111	1.44	$211,878	5.321	358.31	679	79.76
WI	$7,066,176	46	0.43	$153,613	5.573	357.92	676	84.36
WV	$1,491,673	7	0.09	$213,096	4.659	357.24	713	85.34
WY	$751,195	5	0.05	$150,239	5.161	357.99	661	88.79
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$1,231,258	4	0.08	$307,814	5.257	358.79	765	18.00
20.01 - 25.00	$134,573	2	0.01	$67,287	4.742	358.57	719	22.52
25.01 - 30.00	$892,002	7	0.05	$127,429	4.779	358.51	718	28.60
30.01 - 35.00	$2,057,649	9	0.13	$228,628	4.062	359.00	718	32.12
35.01 - 40.00	$2,683,136	15	0.16	$178,876	4.595	358.25	683	38.01
40.01 - 45.00	$8,402,454	23	0.51	$365,324	4.910	358.51	687	42.64
45.01 - 50.00	$8,858,522	29	0.54	$305,466	5.324	358.38	686	47.16
50.01 - 55.00	$17,918,967	53	1.10	$338,094	4.757	358.34	700	53.16
55.01 - 60.00	$35,235,209	98	2.16	$359,543	4.923	358.25	708	58.31
60.01 - 65.00	$49,114,577	133	3.01	$369,283	5.057	357.19	698	63.44
65.01 - 70.00	$210,974,207	696	12.93	$303,124	4.955	359.17	703	69.40
70.01 - 75.00	$72,529,684	239	4.44	$303,471	5.409	358.35	689	73.91
75.01 - 80.00	$719,056,869	2,657	44.06	$270,627	5.527	358.86	692	79.75
80.01 - 85.00	$50,185,170	178	3.08	$281,939	5.775	358.19	672	83.96
85.01 - 90.00	$275,206,589	1,185	16.86	$232,242	5.899	357.98	682	89.67
90.01 - 95.00	$175,353,977	740	10.74	$236,965	6.041	357.86	677	94.72
95.01 - 100.00	$2,165,074	13	0.13	$166,544	6.275	359.04	714	98.84
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

$1,631,999,917 ARM Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.500 - 2.999	$2,511,310	4	0.15	$627,827	2.894	359.16	730	59.53
3.000 - 3.499	$10,349,749	27	0.63	$383,324	3.277	357.83	750	71.44
3.500 - 3.999	$61,281,611	170	3.76	$360,480	3.775	357.33	718	71.87
4.000 - 4.499	$112,695,839	343	6.91	$328,559	4.218	357.84	708	74.41
4.500 - 4.999	$297,951,887	1,033	18.26	$288,434	4.722	358.15	699	77.78
5.000 - 5.499	$293,926,676	1,119	18.01	$262,669	5.211	358.53	697	78.75
5.500 - 5.999	$396,626,788	1,569	24.30	$252,790	5.704	358.79	684	80.83
6.000 - 6.499	$198,778,070	766	12.18	$259,501	6.200	358.64	682	80.97
6.500 - 6.999	$141,830,677	502	8.69	$282,531	6.696	358.96	674	83.85
7.000 - 7.499	$51,249,886	222	3.14	$230,855	7.189	359.07	676	86.24
7.500 - 7.999	$36,758,268	184	2.25	$199,773	7.706	359.31	666	87.79
8.000 - 8.499	$12,141,100	61	0.74	$199,034	8.171	359.17	658	87.69
8.500 - 8.999	$7,838,943	48	0.48	$163,311	8.684	359.39	656	88.65
9.000 - 9.499	$4,704,888	19	0.29	$247,626	9.202	359.48	669	90.16
9.500 - 9.999	$2,387,726	10	0.15	$238,773	9.655	359.88	637	88.81
10.000 - 10.499	$966,500	4	0.06	$241,625	10.000	359.34	638	94.55
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$1,203,701,973	4,533	73.76	$265,542	5.498	358.48	686	80.06
CND	$163,393,265	714	10.01	$228,842	5.501	358.59	704	79.95
PUD	$162,293,113	488	9.94	$332,568	5.615	358.67	699	78.20
2-4 FAMILY	$96,807,816	311	5.93	$311,279	5.815	358.70	702	78.50
TWN	$5,803,751	35	0.36	$165,821	5.895	359.37	687	77.57
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$1,023,352,397	3,974	62.71	$257,512	5.568	358.67	699	81.40
REFI/CO	$442,562,004	1,488	27.12	$297,421	5.517	358.48	673	77.29
REFI	$166,085,516	619	10.18	$268,313	5.334	357.76	682	76.31
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**



$1,631,999,917 Group 1 Adjustable Rate Mortgage Loans

Occupancy								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,344,057,008	4,750	82.36	$282,959	5.491	358.52	687	80.00
INV HM	$227,641,593	1,123	13.95	$202,708	5.816	358.58	706	79.26
2ND HM	$60,301,317	208	3.69	$289,910	5.332	358.37	708	76.48
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

Range of Months Remaining to Scheduled Maturity								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
241 - 300	$188,580	1	0.01	$188,580	5.375	300.00	657	90.00
301 - 360	$1,631,811,337	6,080	99.99	$268,390	5.530	358.53	690	79.77
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

Collateral Grouped by Document Type								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$740,968,513	2,339	45.40	$316,789	5.616	358.90	695	78.12
FULL/ALT	$368,300,835	1,587	22.57	$232,074	5.412	358.79	681	78.11
SISA	$246,330,775	971	15.09	$253,688	5.110	357.21	683	83.73
NINA	$157,243,090	680	9.63	$231,240	5.497	357.71	696	83.94
NISA	$58,956,823	266	3.61	$221,642	6.491	359.25	696	82.47
NO RATIO	$54,098,983	210	3.31	$257,614	6.117	359.32	694	80.35
NAV	$5,838,173	26	0.36	$224,545	5.649	358.45	667	81.82
LISA	$262,726	2	0.02	$131,363	6.191	345.14	733	81.34
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

Collateral Grouped by FICO								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$1,570,183	6	0.10	$261,697	5.861	357.87	N/A	73.75
> 820	$548,000	1	0.03	$548,000	3.375	357.00	836	80.00
801 - 820	$7,225,020	31	0.44	$233,065	5.337	358.59	807	76.94
781 - 800	$45,363,046	162	2.78	$280,019	4.983	358.65	790	73.33
761 - 780	$99,501,437	355	6.10	$280,286	5.069	358.49	770	77.67
741 - 760	$139,160,056	474	8.53	$293,587	5.282	358.55	750	77.58
721 - 740	$160,560,637	548	9.84	$292,994	5.380	358.31	730	78.65
701 - 720	$201,550,578	761	12.35	$264,850	5.360	358.63	710	79.66
681 - 700	$226,946,286	865	13.91	$262,366	5.451	358.56	690	79.48
661 - 680	$240,247,873	885	14.72	$271,467	5.580	358.55	670	81.05
641 - 660	$241,216,292	933	14.78	$258,538	5.797	358.56	650	81.34
621 - 640	$197,417,453	748	12.10	$263,927	5.792	358.42	631	82.36



$1,631,999,917 Group 1 Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
601 - 620	$55,271,851	245	3.39	$225,599	6.235	358.82	612	79.98
581 - 600	$8,794,319	38	0.54	$231,429	6.283	358.56	596	75.04
561 - 580	$3,552,463	13	0.22	$273,266	6.533	357.26	572	68.78
541 - 560	$1,345,627	9	0.08	$149,514	8.219	359.22	555	67.78
521 - 540	$875,923	4	0.05	$218,981	8.119	359.50	532	72.27
501 - 520	$852,872	3	0.05	$284,291	6.649	354.79	511	70.98
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$535,452,733	1,845	32.81	$290,218	5.403	357.95	698	79.11
6	$12,383,334	46	0.76	$269,203	5.665	358.92	705	76.97
7	$1,312,800	3	0.08	$437,600	3.932	360.00	769	70.25
12	$193,088,799	614	11.83	$314,477	5.388	359.12	690	78.69
24	$547,713,115	2,089	33.56	$262,189	5.658	358.72	683	82.27
36	$227,489,224	1,074	13.94	$211,815	5.450	358.76	684	78.07
48	$281,500	2	0.02	$140,750	5.357	359.46	705	75.40
60	$114,278,412	408	7.00	$280,094	5.919	358.79	700	76.48
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$210,613,574	663	12.91	$317,668	5.270	359.33	699	78.56
7 - 12	12	$9,387,103	34	0.58	$276,091	5.469	359.73	688	78.49
13 - 18	18	$1,035,810	6	0.06	$172,635	5.870	353.53	650	88.96
19 - 24	23	$849,186,716	3,210	52.03	$264,544	5.702	358.59	684	82.53
25 - 31	30	$24,567,608	53	1.51	$463,540	4.479	354.03	707	71.12
32 - 37	34	$423,135,170	1,747	25.93	$242,207	5.285	358.28	692	77.71
50 - 55	54	$1,681,701	3	0.10	$560,567	5.935	353.98	672	74.94
56 - 61	59	$99,159,727	348	6.08	$284,942	5.915	359.23	707	71.51
62 - 67	62	$2,740,621	1	0.17	$2,740,621	6.250	338.00	740	61.09
68 - 73	72	$920,000	2	0.06	$460,000	4.864	348.00	721	68.42
74 - 79	78	$1,173,746	2	0.07	$586,873	5.284	353.65	714	73.56
80 - 85	83	$3,386,256	9	0.21	$376,251	5.826	359.02	711	70.44
> 85	117	$5,011,886	3	0.31	$1,670,629	5.154	357.22	731	63.55
		$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

$1,631,999,917 Group 1 Adjustable Rate Mortgage Loans

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$684,066	4	0.04	$171,016	4.806	359.42	769	55.94
1.750 - 1.999	$8,519,346	38	0.52	$224,193	3.718	357.37	738	73.10
2.000 - 2.249	$18,177,070	72	1.11	$252,459	4.219	357.74	705	72.76
2.250 - 2.499	$165,604,290	344	10.15	$481,408	4.846	356.78	719	72.66
2.500 - 2.749	$55,967,526	192	3.43	$291,498	4.665	357.40	693	78.03
2.750 - 2.999	$107,361,070	390	6.58	$275,285	4.930	357.69	694	81.10
3.000 - 3.249	$168,557,048	648	10.33	$260,119	5.114	358.16	701	83.90
3.250 - 3.499	$258,335,813	977	15.83	$264,417	5.425	358.87	724	79.24
3.500 - 3.749	$171,893,654	654	10.53	$262,834	5.478	359.04	686	80.36
3.750 - 3.999	$277,955,196	1,059	17.03	$262,469	5.871	359.45	671	77.55
4.000 - 4.249	$16,708,703	84	1.02	$198,913	6.067	357.54	686	82.71
4.250 - 4.499	$21,976,654	94	1.35	$233,794	6.112	358.86	663	78.50
4.500 - 4.749	$21,165,803	100	1.30	$211,658	5.725	359.00	681	81.29
4.750 - 4.999	$17,893,557	99	1.10	$180,743	5.614	358.96	670	80.96
5.000 - 5.249	$69,404,255	338	4.25	$205,338	6.283	358.84	678	81.85
5.250 - 5.499	$31,506,635	176	1.93	$179,015	5.863	358.83	657	81.54
5.500 - 5.749	$35,113,468	218	2.15	$161,071	5.984	358.78	653	81.08
5.750 - 5.999	$73,145,282	272	4.48	$268,916	6.233	358.81	668	80.87
6.000 - 6.249	$65,368,450	174	4.01	$375,681	6.478	358.76	654	85.34
6.250 - 6.499	$34,505,950	103	2.11	$335,009	6.638	358.72	644	91.30
6.500 - 6.749	$6,864,890	22	0.42	$312,040	6.653	358.40	632	92.03
6.750 - 6.999	$1,223,640	5	0.07	$244,728	6.348	358.34	637	76.06
7.000 - 7.249	$732,642	2	0.04	$366,321	7.250	358.51	637	90.00
7.250 - 7.499	$815,633	3	0.05	$271,878	8.118	359.40	616	86.72
7.500 - 7.749	$768,278	6	0.05	$128,046	8.214	359.24	635	80.69
7.750 - 7.999	$346,892	1	0.02	$346,892	9.000	359.00	653	95.00
8.000 - 8.249	$367,421	1	0.02	$367,421	8.375	360.00	717	95.00
8.250 - 8.499	$208,829	1	0.01	$208,829	8.625	360.00	642	95.00
8.500 - 8.749	$196,650	1	0.01	$196,650	8.875	360.00	638	95.00
8.750 - 8.999	$147,250	1	0.01	$147,250	9.125	360.00	667	95.00
9.000 - 9.249	$312,958	1	0.02	$312,958	9.250	359.00	643	95.00
9.750 - 9.999	$171,000	1	0.01	$171,000	10.000	360.00	676	95.00
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.500 - 8.999	$1,584,394	4	0.10	$396,099	3.056	358.96	737	49.95
9.000 - 9.499	$9,776,749	25	0.60	$391,070	3.332	357.66	748	71.61
9.500 - 9.999	$78,530,553	217	4.81	$361,892	4.033	357.77	716	72.97
10.000 - 10.499	$114,234,338	350	7.00	$326,384	4.258	357.82	708	74.53
10.500 - 10.999	$296,686,223	1,029	18.18	$288,325	4.746	358.13	699	77.77
11.000 - 11.499	$289,241,317	1,109	17.72	$260,813	5.230	358.57	697	78.68
11.500 - 11.999	$390,510,169	1,550	23.93	$251,942	5.717	358.80	684	80.82

$1,631,999,917 Group 1 Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12.000 - 12.499	$195,398,486	754	11.97	$259,149	6.192	358.65	681	81.14
12.500 - 12.999	$140,778,323	491	8.63	$286,718	6.655	358.95	674	84.18
13.000 - 13.499	$48,905,007	215	3.00	$227,465	7.160	359.02	676	86.72
13.500 - 13.999	$34,500,448	176	2.11	$196,025	7.660	359.16	670	88.39
14.000 - 14.499	$12,802,167	63	0.78	$203,209	7.982	358.35	654	88.64
14.500 - 14.999	$9,593,039	57	0.59	$168,299	8.426	359.42	642	84.89
15.000 - 15.499	$4,770,368	20	0.29	$238,518	9.032	359.42	660	87.33
15.500 - 15.999	$2,723,943	12	0.17	$226,995	9.390	359.60	627	86.79
16.000 - 16.499	$1,670,428	7	0.10	$238,633	9.621	359.46	624	85.19
16.500 - 16.999	$293,967	2	0.02	$146,984	9.750	360.00	566	78.14
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$3,321,867	7	0.20	$474,552	4.421	355.15	718	75.61
09/04	$1,326,600	3	0.08	$442,200	4.532	358.03	692	81.34
10/04	$5,225,010	12	0.32	$435,417	4.342	358.72	695	71.14
11/04	$11,850,059	40	0.73	$296,251	5.030	359.21	707	80.33
12/04	$16,976,889	55	1.04	$308,671	4.988	357.96	689	79.97
01/05	$71,732,245	226	4.40	$317,399	5.076	359.00	700	78.47
02/05	$89,060,084	289	5.46	$308,166	5.587	360.00	701	79.10
03/05	$11,120,820	31	0.68	$358,736	5.443	360.00	676	74.96
06/05	$758,400	3	0.05	$252,800	4.903	358.00	655	80.00
07/05	$973,010	4	0.06	$243,253	5.567	359.00	705	82.22
08/05	$5,126,843	20	0.31	$256,342	5.475	360.00	692	78.52
09/05	$2,528,850	7	0.15	$361,264	5.589	360.00	682	76.52
12/05	$241,542	1	0.01	$241,542	5.950	352.00	628	90.00
02/06	$794,267	5	0.05	$158,853	5.845	354.00	656	88.65
03/06	$2,486,667	11	0.15	$226,061	5.882	355.26	651	78.25
04/06	$45,282,912	167	2.77	$271,155	4.892	356.00	678	86.59
05/06	$139,618,923	591	8.56	$236,242	5.111	357.01	685	86.88
06/06	$156,620,122	654	9.60	$239,480	5.719	357.98	678	85.80
07/06	$272,328,188	930	16.69	$292,826	6.082	359.00	681	81.70
08/06	$199,043,274	739	12.20	$269,341	5.766	360.00	696	78.60
09/06	$34,261,028	119	2.10	$287,908	5.695	359.85	678	74.37
10/06	$481,543	1	0.03	$481,543	4.500	350.00	718	49.58
12/06	$1,605,782	5	0.10	$321,156	5.157	352.00	579	72.02
01/07	$2,373,117	7	0.15	$339,017	4.951	353.00	723	75.44
02/07	$9,106,933	20	0.56	$455,347	4.319	354.00	701	74.21
03/07	$10,545,836	19	0.65	$555,044	4.369	355.00	728	67.52
04/07	$27,594,520	99	1.69	$278,733	4.693	356.01	697	79.16
05/07	$113,060,670	378	6.93	$299,102	4.762	357.06	704	78.48
06/07	$102,196,907	513	6.26	$199,214	5.396	358.20	681	80.67

$1,631,999,917 Group 1 Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/07	$99,831,656	476	6.12	$209,730	5.621	359.00	684	76.92
08/07	$70,555,675	245	4.32	$287,982	5.696	360.00	698	73.67
09/07	$9,895,742	36	0.61	$274,882	5.453	360.00	700	70.89
01/09	$560,000	1	0.03	$560,000	5.625	353.00	652	69.48
02/09	$596,701	1	0.04	$596,701	6.500	354.00	665	80.00
03/09	$525,000	1	0.03	$525,000	5.625	355.00	702	75.00
04/09	$1,294,026	4	0.08	$323,506	4.930	356.00	704	76.41
05/09	$2,141,052	6	0.13	$356,842	5.708	357.00	746	71.89
06/09	$10,516,093	40	0.64	$262,902	6.118	358.00	719	76.73
07/09	$43,987,831	147	2.70	$299,237	5.887	359.00	714	71.12
08/09	$33,001,075	125	2.02	$264,009	5.996	360.00	696	72.58
09/09	$8,219,650	26	0.50	$316,140	5.682	360.00	690	61.79
10/09	$2,740,621	1	0.17	$2,740,621	6.250	338.00	740	61.09
08/10	$920,000	2	0.06	$460,000	4.864	348.00	721	68.42
10/10	$316,746	1	0.02	$316,746	5.375	350.00	778	75.23
03/11	$857,000	1	0.05	$857,000	5.250	355.00	691	72.94
04/11	$375,000	1	0.02	$375,000	5.625	356.00	733	72.82
06/11	$206,931	1	0.01	$206,931	5.625	358.00	726	79.84
07/11	$1,402,575	3	0.09	$467,525	6.036	359.00	709	70.55
08/11	$1,148,750	3	0.07	$382,917	5.771	360.00	695	69.42
09/11	$253,000	1	0.02	$253,000	5.375	360.00	746	63.25
05/14	$4,000,000	1	0.25	$4,000,000	5.000	357.00	740	64.52
06/14	$900,000	1	0.06	$900,000	5.750	358.00	688	60.00
07/14	$111,886	1	0.01	$111,886	5.875	359.00	745	57.43
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$3,607,500	7	0.22	$515,357	4.381	359.22	724	74.77
3	$14,796,319	39	0.91	$379,393	4.808	359.68	703	75.35
6	$192,021,175	616	11.77	$311,723	5.322	359.36	698	78.87
12	$9,387,103	34	0.58	$276,091	5.469	359.73	688	78.49
24	$849,997,593	3,216	52.08	$264,303	5.703	358.58	684	82.54
36	$448,116,291	1,801	27.46	$248,815	5.240	358.04	693	77.36
60	$100,841,428	351	6.18	$287,298	5.915	359.14	707	71.57
84	$8,220,623	14	0.50	$587,187	5.782	350.01	722	67.54
120	$5,011,886	3	0.31	$1,670,629	5.154	357.22	731	63.55
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

$1,631,999,917 Group 1 Adjustable Rate Mortgage Loans

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$218,364,793	688	13.38	$317,391	5.260	359.42	700	78.51
1.500	$2,880,427	11	0.18	$261,857	6.848	358.72	593	75.48
2.000	$85,006,524	149	5.21	$570,514	4.643	356.32	721	72.98
3.000	$889,284,309	3,478	54.49	$255,688	5.878	359.20	685	78.80
5.000	$23,677,958	71	1.45	$333,492	5.923	358.29	714	73.00
6.000	$412,785,907	1,684	25.29	$245,122	5.077	357.08	689	84.32
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,495,410,822	5,811	91.63	$257,341	5.564	358.70	688	80.45
1.500	$11,294,096	48	0.69	$235,294	6.969	358.74	595	73.68
2.000	$125,295,000	222	7.68	$564,392	5.004	356.47	720	72.21
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$2,320,600	3	0.14	$773,533	3.709	356.73	757	67.99
5.01 - 10.00	$4,222,660	10	0.26	$422,266	5.328	357.98	719	76.95
10.01 - 15.00	$6,764,584	32	0.41	$211,393	5.429	358.99	719	78.60
15.01 - 20.00	$17,707,098	70	1.08	$252,959	5.174	358.39	714	75.64
20.01 - 25.00	$41,873,724	147	2.57	$284,855	5.517	358.74	694	77.33
25.01 - 30.00	$72,387,965	248	4.44	$291,887	5.591	357.99	697	76.02
30.01 - 35.00	$122,696,830	410	7.52	$299,261	5.618	358.90	697	77.98
35.01 - 40.00	$196,161,664	682	12.02	$287,627	5.689	359.02	689	78.61
40.01 - 45.00	$248,586,145	847	15.23	$293,490	5.735	359.03	688	78.86
45.01 - 50.00	$193,114,599	773	11.83	$249,825	5.605	359.07	684	79.33
50.01 - 55.00	$15,657,450	51	0.96	$307,009	5.564	359.09	677	74.24
> 55.00	$2,823,283	12	0.17	$235,274	6.625	359.84	660	78.49
Not Required	$707,683,314	2,796	43.36	$253,106	5.386	358.03	690	81.66
	$1,631,999,917	**6,081**	**100.00**	**$268,377**	**5.530**	**358.53**	**690**	**79.77**

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		9,136	
Total Outstanding Balance		$2,300,000,300	
Average Loan Balance		$251,751	$9,154 to $4,000,000
WA Mortgage Rate		5.541%	2.490% to 10.000%
WA Mortgage Rate Net LPMI		5.441%	2.490% to 9.750%
Net WAC		5.036%	2.085% to 9.345%
ARM Characteristics			
WA Gross Margin		3.754%	1.500% to 9.750%
WA Months to First Roll		26	1 to 119
WA First Periodic Cap		3.511%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.061%	1.000% to 2.500%
WA Lifetime Cap		11.529%	8.490% to 16.750%
WA Lifetime Floor		3.831%	1.500% to 9.875%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	300 to 360
WA Age (months)		1	0 to 60
WA LTV		80.11%	12.90% to 100.00%
WA FICO		690	
WA DTI%		38.97%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		67.88%	
Prepay Moves Exempted	Soft	15.72%	
	Hard	52.15%	
	No Prepay	32.12%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	50.89%	SFR	72.44%	REDUCED	43.50%	PUR	63.59%	OWNER	81.75%	0	32.12%
FL	7.57%	CND	10.73%	FULL/ALT	23.42%	REFI/CO	26.56%	INV HM	14.93%	6	0.73%
NV	3.82%	PUD	9.42%	SISA	15.37%	REFI	9.85%	2ND HM	3.32%	7	0.09%
AZ	3.18%	2-4 FAMILY	7.00%	NINA	9.99%					12	12.14%
VA	2.91%	TWN	0.41%	NISA	4.21%					24	34.89%
										36	15.06%
										48	0.01%
										60	4.97%

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$3,208,138	11	0.14	$291,649	4.886	359.73	694	74.95
30Y LIB1M - IO	$13,768,149	36	0.60	$382,449	4.608	359.51	715	75.14
30Y LIB3M	$199,801	1	0.01	$199,801	6.000	360.00	710	80.00
30Y LIB3M - IO	$5,043,248	14	0.22	$360,232	5.082	359.78	691	79.18
30Y LIB6M	$43,426,802	172	1.89	$252,481	5.838	359.17	676	81.70
30Y LIB6M - IO	$214,531,425	720	9.33	$297,960	5.260	359.42	702	78.70
30Y LIB12M	$1,781,933	9	0.08	$197,993	6.986	359.75	643	85.88
30Y LIB12M - IO	$9,662,608	34	0.42	$284,194	5.268	359.69	693	77.66
2/28 LIB6M	$623,626,071	2,841	27.11	$219,509	5.563	357.93	681	84.79
2/28 LIB6M - IO	$617,364,552	2,137	26.84	$288,893	5.821	359.27	689	80.05
3/27 LIB6M	$370,293,302	1,886	16.10	$196,338	5.309	358.04	678	80.68
3/27 LIB6M - IO	$178,645,271	665	7.77	$268,640	5.501	359.25	704	75.08
3/1 LIB12M	$23,517,969	43	1.02	$546,930	4.403	355.88	718	71.31
3/1 LIB12M - IO	$56,620,725	91	2.46	$622,206	4.670	356.38	728	72.47
5/25 LIB6M	$27,355,030	112	1.19	$244,241	5.943	359.18	701	71.77
5/25 LIB6M - IO	$89,384,784	331	3.89	$270,045	5.859	359.22	707	71.35
5/1 LIB12M	$1,307,283	5	0.06	$261,457	6.488	359.66	665	85.01
5/1 LIB12M - IO	$6,475,700	9	0.28	$719,522	6.332	358.20	720	75.71
7/23 LIB6M	$1,111,252	4	0.05	$277,813	5.837	356.37	703	77.35
7/23 LIB6M - IO	$7,384,371	11	0.32	$671,306	5.736	349.35	726	65.91
10/20 LIB6M	$111,886	1	0.00	$111,886	5.875	359.00	745	57.43
10/20 LIB6M - IO	$5,180,000	3	0.23	$1,726,667	5.252	357.28	727	64.57
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$2,675,808	69	0.12	$38,780	5.899	357.27	703	85.62
$50,000.01 - $100,000.00	$65,644,276	791	2.85	$82,989	5.835	358.43	682	80.73
$100,000.01 - $150,000.00	$211,678,772	1,688	9.20	$125,402	5.746	358.52	684	81.86
$150,000.01 - $200,000.00	$278,569,581	1,596	12.11	$174,542	5.648	358.62	685	81.15
$200,000.01 - $250,000.00	$293,877,170	1,305	12.78	$225,193	5.555	358.64	688	81.67
$250,000.01 - $300,000.00	$284,933,229	1,038	12.39	$274,502	5.538	358.81	691	80.17
$300,000.01 - $350,000.00	$267,364,167	824	11.62	$324,471	5.511	358.75	691	80.69
$350,000.01 - $400,000.00	$221,590,719	590	9.63	$375,577	5.496	358.60	690	81.32
$400,000.01 - $450,000.00	$147,115,228	346	6.40	$425,189	5.537	358.64	697	80.96
$450,000.01 - $500,000.00	$135,835,871	285	5.91	$476,617	5.488	358.52	689	79.85
$500,000.01 - $550,000.00	$98,668,372	188	4.29	$524,832	5.438	358.60	691	79.57
$550,000.01 - $600,000.00	$79,842,637	138	3.47	$578,570	5.481	358.51	685	78.46
$600,000.01 - $650,000.00	$80,566,626	127	3.50	$634,383	5.373	358.43	685	76.88
$650,000.01 - $700,000.00	$18,970,026	28	0.82	$677,501	5.269	358.87	695	72.42
$700,000.01 - $750,000.00	$42,649,175	58	1.85	$735,331	5.421	358.71	681	73.67
$750,000.01 - $800,000.00	$6,187,861	8	0.27	$773,483	5.110	357.65	693	73.68
$800,000.01 - $850,000.00	$4,141,286	5	0.18	$828,257	4.467	357.61	685	69.93

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$850,000.01 - $900,000.00	$5,264,200	6	0.23	$877,367	5.353	357.34	715	75.43
$900,000.01 - $950,000.00	$1,854,000	2	0.08	$927,000	5.868	358.49	700	75.09
$950,000.01 - $1,000,000.00	$30,707,708	31	1.34	$990,571	5.066	357.55	722	68.62
$1,000,000.01 - $1,050,000.00	$1,032,575	1	0.04	$1,032,575	3.875	357.00	729	57.36
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.05	$1,092,500	3.875	357.00	793	58.26
$1,100,000.01 - $1,150,000.00	$1,112,950	1	0.05	$1,112,950	4.500	359.00	714	69.99
$1,150,000.01 - $1,200,000.00	$1,200,000	1	0.05	$1,200,000	4.875	355.00	756	60.00
$1,250,000.01 - $1,300,000.00	$2,559,941	2	0.11	$1,279,971	5.117	357.98	727	64.92
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.06	$1,365,000	4.000	357.00	743	66.58
$1,450,000.01 - $1,500,000.00	$3,000,000	2	0.13	$1,500,000	5.563	358.00	672	54.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.08	$1,760,000	5.875	357.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.09	$2,000,000	4.250	357.00	796	57.80
$2,700,000.01 - $2,750,000.00	$2,740,621	1	0.12	$2,740,621	6.250	338.00	740	61.09
$3,950,000.01 - $4,000,000.00	$4,000,000	1	0.17	$4,000,000	5.000	357.00	740	64.52
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$2,666,655	68	0.12	$39,216	5.905	357.29	703	85.61
$50,000.01 - $100,000.00	$65,458,761	790	2.85	$82,859	5.840	358.43	682	80.76
$100,000.01 - $150,000.00	$210,826,896	1,683	9.17	$125,269	5.748	358.52	684	81.81
$150,000.01 - $200,000.00	$278,418,551	1,597	12.11	$174,338	5.650	358.62	686	81.15
$200,000.01 - $250,000.00	$292,328,512	1,300	12.71	$224,868	5.550	358.64	688	81.62
$250,000.01 - $300,000.00	$287,380,742	1,048	12.49	$274,218	5.541	358.80	691	80.27
$300,000.01 - $350,000.00	$264,520,560	816	11.50	$324,167	5.518	358.77	691	80.58
$350,000.01 - $400,000.00	$223,935,088	597	9.74	$375,101	5.488	358.58	690	81.43
$400,000.01 - $450,000.00	$146,567,158	345	6.37	$424,832	5.543	358.66	697	80.93
$450,000.01 - $500,000.00	$136,182,010	286	5.92	$476,161	5.475	358.49	690	79.94
$500,000.01 - $550,000.00	$98,573,209	188	4.29	$524,326	5.452	358.64	690	79.46
$550,000.01 - $600,000.00	$80,338,253	139	3.49	$577,973	5.474	358.48	685	78.47
$600,000.01 - $650,000.00	$81,166,062	128	3.53	$634,110	5.371	358.42	686	76.98
$650,000.01 - $700,000.00	$18,970,026	28	0.82	$677,501	5.269	358.87	695	72.42
$700,000.01 - $750,000.00	$41,899,487	57	1.82	$735,079	5.406	358.71	681	73.55
$750,000.01 - $800,000.00	$6,937,549	9	0.30	$770,839	5.233	357.79	693	74.36
$800,000.01 - $850,000.00	$4,141,286	5	0.18	$828,257	4.467	357.61	685	69.93
$850,000.01 - $900,000.00	$5,264,200	6	0.23	$877,367	5.353	357.34	715	75.43
$900,000.01 - $950,000.00	$1,854,000	2	0.08	$927,000	5.868	358.49	700	75.09
$950,000.01 - $1,000,000.00	$30,707,708	31	1.34	$990,571	5.066	357.55	722	68.62
$1,000,000.01 - $1,050,000.00	$1,032,575	1	0.04	$1,032,575	3.875	357.00	729	57.36
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.05	$1,092,500	3.875	357.00	793	58.26
$1,100,000.01 - $1,150,000.00	$1,112,950	1	0.05	$1,112,950	4.500	359.00	714	69.99
$1,150,000.01 - $1,200,000.00	$1,200,000	1	0.05	$1,200,000	4.875	355.00	756	60.00
$1,250,000.01 - $1,300,000.00	$1,260,000	1	0.05	$1,260,000	5.625	359.00	715	70.00

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$1,300,000.01 - $1,350,000.00	$1,299,941	1	0.06	$1,299,941	4.625	357.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.06	$1,365,000	4.000	357.00	743	66.58
$1,450,000.01 - $1,500,000.00	$3,000,000	2	0.13	$1,500,000	5.563	358.00	672	54.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.08	$1,760,000	5.875	357.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.09	$2,000,000	4.250	357.00	796	57.80
$2,700,000.01 - $2,750,000.00	$2,740,621	1	0.12	$2,740,621	6.250	338.00	740	61.09
$3,950,000.01 - $4,000,000.00	$4,000,000	1	0.17	$4,000,000	5.000	357.00	740	64.52
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$7,162,310	34	0.31	$210,656	5.194	358.76	708	74.16
AR	$2,082,680	14	0.09	$148,763	5.818	358.07	679	89.79
AZ	$73,107,471	403	3.18	$181,408	5.650	358.35	679	82.00
CA	$1,170,392,917	3,619	50.89	$323,402	5.481	358.88	695	78.35
CO	$62,594,084	273	2.72	$229,282	5.376	357.08	692	81.38
CT	$11,233,942	46	0.49	$244,216	5.584	357.85	673	83.64
DC	$5,066,605	18	0.22	$281,478	5.674	358.60	666	80.22
DE	$4,978,341	29	0.22	$171,667	5.495	357.71	679	85.99
FL	$174,093,103	902	7.57	$193,008	5.878	358.79	690	81.98
GA	$31,948,288	164	1.39	$194,807	5.580	357.97	686	84.12
HI	$13,279,719	33	0.58	$402,416	5.546	358.57	689	73.82
IA	$4,098,112	37	0.18	$110,760	5.098	357.39	691	87.18
ID	$2,565,192	23	0.11	$111,530	5.777	358.39	660	84.22
IL	$58,517,008	273	2.54	$214,348	5.780	358.45	680	81.61
IN	$8,003,139	63	0.35	$127,034	5.739	358.35	686	84.71
KS	$5,277,190	35	0.23	$150,777	5.563	357.74	689	86.07
KY	$4,079,756	30	0.18	$135,992	5.380	358.23	668	84.03
LA	$4,087,361	26	0.18	$157,206	5.700	357.87	681	82.36
MA	$57,419,157	189	2.50	$303,805	5.232	357.93	690	80.72
MD	$51,059,680	200	2.22	$255,298	5.651	358.53	680	80.91
ME	$4,600,572	23	0.20	$200,025	5.264	357.65	701	77.24
MI	$20,970,705	120	0.91	$174,756	5.779	357.66	678	80.51
MN	$54,590,936	276	2.37	$197,793	5.325	357.96	680	82.80
MO	$14,658,017	104	0.64	$140,942	5.620	357.94	676	86.01
MS	$3,975,837	27	0.17	$147,253	5.280	358.34	660	80.30
MT	$2,269,111	15	0.10	$151,274	6.139	358.25	661	85.63
NC	$18,565,815	123	0.81	$150,942	5.709	358.31	681	83.74
ND	$727,990	7	0.03	$103,999	6.768	358.89	665	80.77
NE	$2,525,917	20	0.11	$126,296	5.655	357.66	673	89.34
NH	$5,916,825	27	0.26	$219,142	5.444	358.04	678	82.24
NJ	$45,177,791	158	1.96	$285,935	6.083	358.09	677	82.82
NM	$5,921,074	31	0.26	$191,002	5.273	357.65	671	81.46
NV	$87,824,235	356	3.82	$246,697	5.677	358.55	695	81.16

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NY	$31,928,020	96	1.39	$332,584	5.261	357.37	677	80.90
OH	$16,585,494	132	0.72	$125,648	5.558	358.13	670	84.47
OK	$1,460,115	13	0.06	$112,317	6.062	358.21	670	87.56
OR	$21,618,175	127	0.94	$170,222	5.321	358.67	688	81.50
PA	$11,354,769	68	0.49	$166,982	5.695	358.39	675	84.05
RI	$6,453,239	24	0.28	$268,885	5.507	358.09	685	79.79
SC	$11,103,820	58	0.48	$191,445	5.439	358.20	684	85.45
SD	$1,314,123	8	0.06	$164,265	4.958	357.68	693	83.58
TN	$10,228,035	70	0.44	$146,115	5.511	358.12	674	83.37
TX	$26,792,271	162	1.16	$165,384	5.880	358.45	692	82.00
UT	$20,788,739	119	0.90	$174,695	5.504	358.58	694	83.64
VA	$66,963,578	278	2.91	$240,876	5.487	358.45	681	81.55
VT	$595,353	1	0.03	$595,353	3.625	355.00	707	38.71
WA	$42,009,748	208	1.83	$201,970	5.321	358.46	678	80.44
WI	$9,284,341	59	0.40	$157,362	5.536	357.83	675	84.72
WV	$1,998,404	10	0.09	$199,840	4.650	357.32	701	86.33
WY	$751,195	5	0.03	$150,239	5.161	357.99	661	88.79
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$1,231,258	4	0.05	$307,814	5.257	358.79	765	18.00
20.01 - 25.00	$134,573	2	0.01	$67,287	4.742	358.57	719	22.52
25.01 - 30.00	$1,043,002	8	0.05	$130,375	4.775	358.72	720	28.11
30.01 - 35.00	$2,803,434	14	0.12	$200,245	4.546	358.61	708	32.33
35.01 - 40.00	$4,104,285	22	0.18	$186,558	4.795	358.27	683	37.80
40.01 - 45.00	$9,179,118	27	0.40	$339,967	4.892	358.48	684	42.68
45.01 - 50.00	$13,753,199	51	0.60	$269,671	5.193	358.36	692	47.54
50.01 - 55.00	$20,547,130	66	0.89	$311,320	4.833	358.44	697	53.18
55.01 - 60.00	$41,430,965	122	1.80	$339,598	4.941	358.37	705	58.34
60.01 - 65.00	$61,478,891	187	2.67	$328,764	5.081	357.51	695	63.42
65.01 - 70.00	$295,097,901	1,053	12.83	$280,245	4.959	359.23	705	69.46
70.01 - 75.00	$99,737,565	357	4.34	$279,377	5.412	358.43	687	73.87
75.01 - 80.00	$1,032,179,087	4,094	44.88	$252,120	5.527	358.90	691	79.76
80.01 - 85.00	$69,255,297	267	3.01	$259,383	5.738	358.16	672	84.00
85.01 - 90.00	$382,683,373	1,694	16.64	$225,905	5.950	358.02	683	89.70
90.01 - 95.00	$262,185,200	1,150	11.40	$227,987	5.965	357.82	678	94.73
95.01 - 100.00	$3,156,023	18	0.14	$175,335	6.457	358.84	723	99.00
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$168,000	1	0.01	$168,000	2.490	359.00	816	65.88
2.500 - 2.999	$2,511,310	4	0.11	$627,827	2.894	359.16	730	59.53
3.000 - 3.499	$11,083,594	30	0.48	$369,453	3.280	357.80	749	70.40
3.500 - 3.999	$78,849,600	248	3.43	$317,942	3.773	357.44	718	72.65
4.000 - 4.499	$154,243,455	533	6.71	$289,387	4.229	357.88	708	74.88
4.500 - 4.999	$420,085,888	1,571	18.26	$267,400	4.723	358.22	698	78.12
5.000 - 5.499	$437,730,426	1,771	19.03	$247,166	5.210	358.56	695	79.26
5.500 - 5.999	$554,468,803	2,309	24.11	$240,134	5.704	358.80	685	80.95
6.000 - 6.499	$278,448,953	1,135	12.11	$245,329	6.194	358.72	682	81.35
6.500 - 6.999	$193,371,818	736	8.41	$262,733	6.695	358.98	674	84.06
7.000 - 7.499	$74,282,599	327	3.23	$227,164	7.195	359.13	674	86.04
7.500 - 7.999	$53,766,900	270	2.34	$199,137	7.698	359.24	664	87.81
8.000 - 8.499	$17,329,345	85	0.75	$203,875	8.166	359.23	654	87.16
8.500 - 8.999	$13,416,917	73	0.58	$183,793	8.676	359.39	655	88.68
9.000 - 9.499	$6,014,363	24	0.26	$250,598	9.216	359.45	672	89.70
9.500 - 9.999	$3,261,828	15	0.14	$217,455	9.665	359.87	630	87.13
10.000 - 10.499	$966,500	4	0.04	$241,625	10.000	359.34	638	94.55
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$1,666,076,530	6,710	72.44	$248,298	5.505	358.52	686	80.45
CND	$246,854,764	1,097	10.73	$225,027	5.487	358.67	703	79.99
PUD	$216,615,212	735	9.42	$294,715	5.690	358.81	697	78.79
2-4 FAMILY	$160,982,178	538	7.00	$299,223	5.769	358.66	702	78.62
TWN	$9,336,726	55	0.41	$169,759	5.916	359.31	684	77.44
COOP	$134,889	1	0.01	$134,889	7.000	359.00	N/A	90.00
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$1,462,484,706	5,989	63.59	$244,195	5.576	358.71	699	81.52
REFI/CO	$610,939,755	2,239	26.56	$272,863	5.509	358.48	672	77.75
REFI	$226,575,839	908	9.85	$249,533	5.399	357.98	678	77.29
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,880,286,309	7,206	81.75	$260,933	5.501	358.58	686	80.34
INV HM	$343,281,192	1,644	14.93	$208,809	5.804	358.60	706	79.51
2ND HM	$76,432,799	286	3.32	$267,248	5.343	358.35	704	77.04
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
241 - 300	$188,580	1	0.01	$188,580	5.375	300.00	657	90.00
301 - 360	$2,299,811,719	9,135	99.99	$251,758	5.541	358.58	690	80.11
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$1,000,500,263	3,460	43.50	$289,162	5.620	358.96	696	78.29
FULL/ALT	$538,725,163	2,404	23.42	$224,095	5.423	358.87	681	78.40
SISA	$353,545,350	1,471	15.37	$240,344	5.149	357.24	682	84.38
NINA	$229,655,981	1,032	9.99	$222,535	5.500	357.69	694	84.36
NISA	$96,785,772	434	4.21	$223,009	6.466	359.32	695	82.06
NO RATIO	$72,527,572	296	3.15	$245,026	6.105	359.32	694	80.75
NAV	$7,727,473	36	0.34	$214,652	5.715	358.41	660	82.73
LISA	$532,726	3	0.02	$177,575	5.270	352.17	712	71.22
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$2,013,073	8	0.09	$251,634	5.863	358.12	N/A	75.79
> 820	$548,000	1	0.02	$548,000	3.375	357.00	836	80.00
801 - 820	$9,556,703	41	0.42	$233,090	5.128	358.67	807	76.96
781 - 800	$62,310,804	237	2.71	$262,915	5.038	358.68	790	74.21
761 - 780	$137,498,349	521	5.98	$263,912	5.127	358.60	770	77.63
741 - 760	$193,976,117	710	8.43	$273,206	5.293	358.69	750	78.22
721 - 740	$224,908,300	839	9.78	$268,067	5.363	358.41	730	79.19
701 - 720	$282,747,916	1,126	12.29	$251,108	5.376	358.66	710	80.21
681 - 700	$326,300,880	1,314	14.19	$248,326	5.459	358.62	690	79.79
661 - 680	$335,447,252	1,323	14.58	$253,550	5.586	358.55	670	81.19
641 - 660	$344,812,144	1,421	14.99	$242,655	5.789	358.55	650	81.74
621 - 640	$275,301,073	1,117	11.97	$246,465	5.797	358.42	631	82.36

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
601 - 620	$83,858,943	385	3.65	$217,815	6.203	358.85	612	80.05
581 - 600	$11,562,858	51	0.50	$226,723	6.464	358.77	595	76.59
561 - 580	$3,682,244	14	0.16	$263,017	6.545	357.32	572	69.14
541 - 560	$1,828,049	12	0.08	$152,337	8.193	359.33	553	65.90
521 - 540	$1,974,572	8	0.09	$246,821	7.979	359.46	531	68.64
501 - 520	$1,673,023	8	0.07	$209,128	7.457	357.23	512	69.46
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$738,834,390	2,758	32.12	$267,888	5.453	358.06	696	80.05
6	$16,736,225	66	0.73	$253,579	5.739	359.04	701	78.47
7	$1,963,800	5	0.09	$392,760	4.045	360.00	757	70.17
12	$279,125,823	982	12.14	$284,242	5.404	359.10	692	78.65
24	$802,433,906	3,254	34.89	$246,599	5.655	358.74	684	81.93
36	$346,346,244	1,661	15.06	$208,517	5.449	358.77	683	78.50
48	$281,500	2	0.01	$140,750	5.357	359.46	705	75.40
60	$114,278,412	408	4.97	$280,094	5.919	358.79	700	76.48
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$280,366,144	955	12.19	$293,577	5.311	359.35	699	78.96
7 - 12	12	$11,444,541	43	0.50	$266,152	5.535	359.70	686	78.94
13 - 18	17	$1,831,093	9	0.08	$203,455	6.098	353.23	665	90.81
19 - 24	23	$1,239,384,463	4,969	53.89	$249,423	5.691	358.61	685	82.42
25 - 31	30	$25,720,551	58	1.12	$443,458	4.501	354.00	707	71.03
32 - 37	34	$602,943,202	2,626	26.21	$229,605	5.306	358.33	691	78.29
50 - 55	54	$1,681,701	3	0.07	$560,567	5.935	353.98	672	74.94
56 - 61	59	$122,841,096	454	5.34	$270,575	5.909	359.23	707	71.77
62 - 67	62	$2,740,621	1	0.12	$2,740,621	6.250	338.00	740	61.09
68 - 73	72	$920,000	2	0.04	$460,000	4.864	348.00	721	68.42
74 - 79	78	$1,173,746	2	0.05	$586,873	5.284	353.65	714	73.56
80 - 85	83	$3,661,256	10	0.16	$366,126	5.745	358.94	713	69.90
> 85	117	$5,291,886	4	0.23	$1,322,971	5.265	357.32	727	64.42
		$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Range of Margin

(Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$684,066	4	0.03	$171,016	4.806	359.42	769	55.94
1.750 - 1.999	$14,003,172	63	0.61	$222,273	3.850	357.44	732	74.62
2.000 - 2.249	$25,670,328	109	1.12	$235,508	4.250	357.67	705	73.04
2.250 - 2.499	$187,330,860	440	8.14	$425,752	4.818	356.86	718	72.97
2.500 - 2.749	$72,545,152	270	3.15	$268,686	4.691	357.42	695	77.72
2.750 - 2.999	$149,535,002	578	6.50	$258,711	4.957	357.66	693	81.28
3.000 - 3.249	$240,282,098	973	10.45	$246,950	5.112	358.11	700	84.26
3.250 - 3.499	$378,641,337	1,508	16.46	$251,088	5.392	358.89	725	79.56
3.500 - 3.749	$244,065,064	973	10.61	$250,838	5.477	359.00	688	80.77
3.750 - 3.999	$411,419,792	1,663	17.89	$247,396	5.861	359.43	673	78.03
4.000 - 4.249	$24,855,331	123	1.08	$202,076	6.222	357.80	683	84.69
4.250 - 4.499	$36,102,915	159	1.57	$227,062	5.921	358.85	663	79.16
4.500 - 4.749	$31,930,047	151	1.39	$211,457	5.592	358.93	679	81.07
4.750 - 4.999	$31,430,168	165	1.37	$190,486	5.682	358.88	665	81.80
5.000 - 5.249	$107,762,591	511	4.69	$210,886	6.279	358.83	679	81.69
5.250 - 5.499	$50,669,170	279	2.20	$181,610	5.820	358.78	656	81.21
5.500 - 5.749	$53,475,537	319	2.33	$167,635	5.969	358.80	653	80.77
5.750 - 5.999	$94,445,548	375	4.11	$251,855	6.248	358.81	665	80.89
6.000 - 6.249	$81,669,490	247	3.55	$330,646	6.511	358.78	652	84.99
6.250 - 6.499	$46,143,715	156	2.01	$295,793	6.718	358.73	641	90.42
6.500 - 6.749	$8,468,032	29	0.37	$292,001	6.734	358.46	630	91.36
6.750 - 6.999	$1,970,039	8	0.09	$246,255	6.414	358.66	657	81.02
7.000 - 7.249	$1,274,922	4	0.06	$318,731	7.250	358.92	636	78.48
7.250 - 7.499	$1,502,302	7	0.07	$214,615	7.996	359.11	638	83.74
7.500 - 7.749	$1,293,721	9	0.06	$143,747	8.037	359.03	649	83.57
7.750 - 7.999	$346,892	1	0.02	$346,892	9.000	359.00	653	95.00
8.000 - 8.249	$367,421	1	0.02	$367,421	8.375	360.00	717	95.00
8.250 - 8.499	$397,829	2	0.02	$198,914	9.159	360.00	587	75.52
8.500 - 8.749	$547,700	3	0.02	$182,567	8.738	359.63	651	87.36
8.750 - 8.999	$147,250	1	0.01	$147,250	9.125	360.00	667	95.00
9.000 - 9.249	$312,958	1	0.01	$312,958	9.250	359.00	643	95.00
9.250 - 9.499	$250,000	1	0.01	$250,000	9.500	360.00	700	94.34
9.500 - 9.749	$288,852	2	0.01	$144,426	9.875	359.56	642	94.82
9.750 - 9.999	$171,000	1	0.01	$171,000	10.000	360.00	676	95.00
	$2,300,000,300	***9,136***	***100.00***	***$251,751***	***5.541***	***358.57***	***690***	***80.11***

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.000 - 8.499	$168,000	1	0.01	$168,000	2.490	359.00	816	65.88
8.500 - 8.999	$1,733,486	5	0.08	$346,697	3.116	358.71	739	49.89
9.000 - 9.499	$10,510,594	28	0.46	$375,378	3.332	357.64	747	70.50
9.500 - 9.999	$99,269,468	307	4.32	$323,353	4.020	357.84	716	73.58
10.000 - 10.499	$156,784,371	545	6.82	$287,678	4.270	357.83	709	74.96

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.500 - 10.999	$417,992,843	1,566	18.17	$266,918	4.745	358.20	699	78.14
11.000 - 11.499	$433,780,487	1,763	18.86	$246,047	5.223	358.60	696	79.22
11.500 - 11.999	$544,780,985	2,273	23.69	$239,675	5.715	358.82	684	80.95
12.000 - 12.499	$273,422,960	1,117	11.89	$244,783	6.188	358.73	681	81.46
12.500 - 12.999	$191,293,577	720	8.32	$265,686	6.659	358.97	675	84.39
13.000 - 13.499	$72,301,104	322	3.14	$224,538	7.164	359.09	674	86.45
13.500 - 13.999	$51,184,967	259	2.23	$197,625	7.648	359.12	668	88.21
14.000 - 14.499	$17,898,479	87	0.78	$205,730	7.971	358.64	654	88.14
14.500 - 14.999	$15,892,164	86	0.69	$184,793	8.459	359.42	643	86.01
15.000 - 15.499	$7,038,984	29	0.31	$242,724	8.957	359.41	646	85.13
15.500 - 15.999	$3,448,186	16	0.15	$215,512	9.397	359.59	629	87.11
16.000 - 16.499	$1,670,428	7	0.07	$238,633	9.621	359.46	624	85.19
16.500 - 16.999	$829,217	5	0.04	$165,843	9.420	359.76	569	71.10
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$3,875,567	9	0.17	$430,619	4.473	355.70	716	74.81
09/04	$1,538,100	4	0.07	$384,525	4.785	357.75	686	82.53
10/04	$6,053,478	16	0.26	$378,342	4.469	358.69	694	73.56
11/04	$15,770,304	56	0.69	$281,613	5.042	359.12	704	80.47
12/04	$21,758,219	77	0.95	$282,574	5.186	357.98	687	81.37
01/05	$95,463,296	324	4.15	$294,640	5.095	359.00	700	78.74
02/05	$121,753,710	425	5.29	$286,479	5.588	360.00	702	79.33
03/05	$14,153,470	44	0.62	$321,670	5.520	360.00	675	75.01
06/05	$758,400	3	0.03	$252,800	4.903	358.00	655	80.00
07/05	$1,891,032	8	0.08	$236,379	5.985	359.00	681	82.96
08/05	$6,119,759	24	0.27	$254,990	5.442	360.00	693	78.55
09/05	$2,675,350	8	0.12	$334,419	5.611	360.00	681	76.67
12/05	$517,034	2	0.02	$258,517	6.110	352.00	667	90.00
01/06	$384,969	1	0.02	$384,969	6.375	353.00	668	94.88
02/06	$929,090	6	0.04	$154,848	5.977	354.00	663	89.57
03/06	$2,864,928	13	0.12	$220,379	6.011	355.23	655	80.04
04/06	$65,964,965	265	2.87	$248,924	4.853	356.00	681	86.34
05/06	$203,003,998	885	8.83	$229,383	5.085	357.01	685	86.95
06/06	$230,360,968	998	10.02	$230,823	5.727	358.00	679	86.00
07/06	$379,589,905	1,399	16.50	$271,329	6.077	359.00	681	81.26
08/06	$308,429,694	1,221	13.41	$252,604	5.748	360.00	697	78.55
09/06	$49,624,402	189	2.16	$262,563	5.780	359.90	677	75.17
10/06	$481,543	1	0.02	$481,543	4.500	350.00	718	49.58
12/06	$1,898,782	6	0.08	$316,464	5.229	352.00	601	72.93
01/07	$2,703,117	8	0.12	$337,890	4.896	353.00	725	74.89
02/07	$9,403,825	22	0.41	$427,447	4.332	354.00	702	73.91

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
03/07	$10,778,887	20	0.47	$538,944	4.385	355.00	726	67.36
04/07	$35,355,989	139	1.54	$254,360	4.717	356.01	695	79.45
05/07	$147,761,511	548	6.42	$269,638	4.803	357.06	701	79.75
06/07	$156,325,875	792	6.80	$197,381	5.403	358.23	680	80.78
07/07	$151,733,143	736	6.60	$206,159	5.588	359.00	683	77.40
08/07	$98,012,902	359	4.26	$273,016	5.660	360.00	703	74.02
09/07	$13,753,782	52	0.60	$264,496	5.472	360.00	694	71.61
01/09	$560,000	1	0.02	$560,000	5.625	353.00	652	69.48
02/09	$596,701	1	0.03	$596,701	6.500	354.00	665	80.00
03/09	$525,000	1	0.02	$525,000	5.625	355.00	702	75.00
04/09	$1,891,356	8	0.08	$236,419	5.052	356.00	715	76.74
05/09	$2,437,852	7	0.11	$348,265	5.713	357.00	743	72.28
06/09	$14,167,455	56	0.62	$252,990	6.008	358.02	714	76.18
07/09	$51,125,048	178	2.22	$287,219	5.875	359.00	714	71.16
08/09	$42,678,086	168	1.86	$254,036	6.017	360.00	698	72.80
09/09	$10,541,300	37	0.46	$284,900	5.698	360.00	690	63.58
10/09	$2,740,621	1	0.12	$2,740,621	6.250	338.00	740	61.09
08/10	$920,000	2	0.04	$460,000	4.864	348.00	721	68.42
10/10	$316,746	1	0.01	$316,746	5.375	350.00	778	75.23
03/11	$857,000	1	0.04	$857,000	5.250	355.00	691	72.94
04/11	$375,000	1	0.02	$375,000	5.625	356.00	733	72.82
06/11	$481,931	2	0.02	$240,966	5.126	358.00	733	70.36
07/11	$1,402,575	3	0.06	$467,525	6.036	359.00	709	70.55
08/11	$1,148,750	3	0.05	$382,917	5.771	360.00	695	69.42
09/11	$253,000	1	0.01	$253,000	5.375	360.00	746	63.25
05/14	$4,000,000	1	0.17	$4,000,000	5.000	357.00	740	64.52
06/14	$900,000	1	0.04	$900,000	5.750	358.00	688	60.00
07/14	$391,886	2	0.02	$195,943	6.857	359.00	687	73.56
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$4,161,200	9	0.18	$462,356	4.434	359.19	721	74.14
3	$18,058,136	53	0.79	$340,720	4.845	359.70	703	76.52
6	$257,958,227	892	11.22	$289,191	5.357	359.38	698	79.21
12	$11,444,541	43	0.50	$266,152	5.535	359.70	686	78.94
24	$1,240,990,623	4,978	53.96	$249,295	5.692	358.60	685	82.43
36	$629,077,267	2,685	27.35	$234,293	5.272	358.15	691	78.00
60	$124,522,797	457	5.41	$272,479	5.909	359.16	706	71.81
84	$8,495,623	15	0.37	$566,375	5.749	350.27	723	67.40
120	$5,291,886	4	0.23	$1,322,971	5.265	357.32	727	64.42
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$288,678,118	981	12.55	$294,269	5.291	359.42	700	78.92
1.500	$5,354,031	24	0.23	$223,085	6.938	358.67	601	78.26
2.000	$87,483,483	159	3.80	$550,211	4.663	356.35	720	73.08
3.000	$1,292,994,345	5,326	56.22	$242,770	5.857	359.21	686	78.83
4.000	$532,000	2	0.02	$266,000	7.096	359.00	580	67.69
5.000	$28,083,782	89	1.22	$315,548	5.922	358.30	712	73.17
6.000	$596,874,541	2,555	25.95	$233,610	5.073	357.12	689	84.82
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$2,152,375,540	8,818	93.58	$244,089	5.560	358.69	689	80.62
1.500	$16,811,444	75	0.73	$224,153	7.027	358.78	595	74.81
2.000	$130,281,316	241	5.66	$540,586	5.025	356.55	718	72.41
2.500	$532,000	2	0.02	$266,000	7.096	359.00	580	67.69
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$2,774,600	5	0.12	$554,920	3.909	357.21	741	67.05
5.01 - 10.00	$5,346,459	17	0.23	$314,498	5.477	358.06	709	78.20
10.01 - 15.00	$8,985,655	43	0.39	$208,969	5.554	359.01	711	79.06
15.01 - 20.00	$23,277,717	98	1.01	$237,528	5.267	358.59	711	76.29
20.01 - 25.00	$54,225,779	202	2.36	$268,444	5.526	358.83	694	77.22
25.01 - 30.00	$95,051,455	354	4.13	$268,507	5.611	358.30	696	76.50
30.01 - 35.00	$168,112,865	621	7.31	$270,713	5.630	358.97	694	78.18
35.01 - 40.00	$262,449,132	986	11.41	$266,176	5.703	359.04	688	79.05
40.01 - 45.00	$344,044,973	1,266	14.96	$271,757	5.718	359.07	688	78.89
45.01 - 50.00	$292,737,115	1,231	12.73	$237,804	5.625	359.10	684	79.40
50.01 - 55.00	$21,979,135	78	0.96	$281,784	5.593	359.18	682	75.23
> 55.00	$4,149,501	18	0.18	$230,528	6.653	359.65	674	81.09
Not Required	$1,016,865,914	4,217	44.21	$241,135	5.399	358.06	690	82.05
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

MBS New Transaction

Computational Materials

$[2,300,000,000]
(Approximate)

Impac Secured Assets Corp.

Depositor

MORTGAGE PASS-THROUGH CERTIFICATES,
SERIES 2004-3

Impac Funding Corporation
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement or other final offering document relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the publicly offered securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to such securities has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement, or other final offering document relating to the Certificates, relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement, or other final offering documents relating to the Certificates, may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: August 19, 2004*

$2,300,000,000 (Approximate)
Impac Secured Assets Corp., Mortgage Pass-Through Certificates, Series 2004-3

Class (1)(2)	Principal Amount (3)	WAL (Years) Call/Mat (4)(5)	Payment Window (Mos) Call /Mat (5)	Expected Ratings (S&P/Moody's) (6)	Last Scheduled Distribution Date	Certificate Type
1-A-1	$238,966,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Super Senior
1-A-2	$100,529,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Super Senior
1-A-3	$73,000,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Super Senior
1-A-4	$962,489,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Super Senior
1-A-5	$152,568,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Senior Support
2-A-1	$400,124,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Senior
2-A-2	$225,124,000	2.40 / 2.62	1 - 76 / 1 - 181	AAA/Aaa	December 2034	Floating Rate Senior
M-1	$26,450,000	4.40 / 4.79	38 - 76 / 38 - 119	AA+/Aa1	December 2034	Floating Rate Mezzanine
M-2	$23,000,000	4.38 / 4.73	38 - 76 / 38 - 113	AA+/Aa2	December 2034	Floating Rate Mezzanine
M-3	$23,000,000	4.38 / 4.68	38 - 76 / 38 - 107	AA+/Aa3	December 2034	Floating Rate Mezzanine
M-4	$23,000,000	4.36 / 4.60	37 - 76 / 37 - 99	AA/A1	December 2034	Floating Rate Mezzanine
M-5	$23,000,000	4.34 / 4.43	37 - 76 / 37 - 89	AA/A2	December 2034	Floating Rate Mezzanine
B	$28,750,000	3.80	37 - 74	A+/Baa1	December 2034	Floating Rate Mezzanine
C				Not Offered		
P				Not Offered		
R				Not Offered		
Total:	**$2,300,000,000**					

*(1) The Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4 and Class 1-A-5 Certificates (collectively, the "**Class 1-A Certificates**" which are not offered herein) are backed primarily by the cashflows from the Group 1 Mortgage Loans, and the Class 2-A-1, which is not offered herein, and Class 2-A-2 Certificates (collectively, the "**Class 2-A Certificates**", and together, with the Class 1-A Certificates, the "**Senior Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificates related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "**Mezzanine Certificates**") are backed by the cashflows from all of the Mortgage Loans.*

(2) The Pass-Through Rate on the Offered Certificates will be subject to a cap equal to the lesser of (i) 11.25% per annum and (ii) the Net WAC Rate (as described below).

(3) The principal balance of each Class of Certificates is subject to a 5% variance.

(4) The margin on the Senior Certificates doubles and the margin on the Mezzanine Certificates is equal to 1.5x the related original margin after the Clean-up Call date.

(5) See "Pricing Prepayment Speed" below.

(6) Rating Agency Contacts:Becky Cao, Standard & Poors., 212.438.2595; Ido Gonen, Moodys Investor Service, Inc., 212.553.0323.

Trust: Mortgage Pass-Through Certificates, Series 2004-3.

Depositor: Impac Secured Assets Corp.

Seller: Impac Funding Corporation.

Master Servicer: Impac Funding Corporation.

Sub-Servicers: Commencing on or before October 1, 2004, Countrywide Home Loans L.P. and Wells Fargo Bank, N.A., respectively, will act as sub-servicer with respect to no less than approximately 75% and no more than 25% of the Mortgage Loans, respectively, deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer.

Underwriter: Countrywide Securities Corporation (Lead Manager) and Bear, Stearns & Co. Inc. (Co-Manager).

Trustee:	Deutsche Bank National Trust Company.
Securities Administrator:	Wells Fargo Bank, N.A.
Offered Certificates:	The (i) Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4 and Class 1-A-5 Certificates (collectively, the "***Class 1-A Certificates***" *which are not offered herein*), (ii) Class 2-A-1, *which is not offered herein*, and Class 2-A-2 Certificates (collectively, the "***Class 2-A Certificates***" and, together with the Class 1-A Certificates, the "***Senior Certificates***") and (iii) the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "***Mezzanine Certificates***") are collectively referred to herein as the "***Offered Certificates.***"
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	August 1, 2004.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of August 1, 2004, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	August [23], 2004.
Expected Closing Date:	August [31], 2004.
Expected Settlement Date:	August [31], 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in September 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	Subject to certain conditions, the Offered Certificates are expected to be eligible for purchase by certain employee benefit and other plans subject to ERISA and to Section 4975 of the Internal Revenue Code of 1986, as amended.
SMMEA Eligibility:	The Senior Certificates and Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B Certificates will not be SMMEA eligible.

Optional Termination: The terms of the transaction allow for a clean-up call by the holder of the Class C Certificates (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of the Pre-Funded Amount and the Cut-off Date Balance. To the extent the Clean-up Call is not exercised by the holder of the Class C Certificates, Countrywide Home Loans L.P. will have the right to call the deal once the aggregate principal balance of the Mortgage Loans is less than or equal to 5% of the sum of the Pre-Funded Amount an the Cut-off Date Balance.

Pricing Prepayment Speed: The Offered Certificates will be priced based on an assumed collateral prepayment speed of 30% CPR.

Mortgage Loans: The Trust will include mortgage loans (the "***Mortgage Loans***") having an aggregate principal balance as of the Sample Pool Calculation Date (the "***Sample Pool Calculation Date Balance***") of approximately $2,300,000,299.95 all of which are adjustable rate mortgage loans secured by first liens on the related mortgaged properties. The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "***Sample Pool***") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date or, with respect to Subsequent Mortgage Loans, during the Funding Period. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Pre-Funded Amount: A deposit of not more than $575,000,000 (the ***"Pre-Funded Amount"***) will be made to a pre-funding account (the ***"Pre-Funding Account"***) on the Closing Date. From the Closing Date through no later than November 30, 2004 (the ***"Funding Period"***), the Pre-Funded Amount will be used to purchase subsequent mortgage loans (the ***"Subsequent Mortgage Loans"***), which will be included in the Trust to create a final pool of Mortgage Loans (the ***"Final Pool"***). The characteristics of the Final Pool may vary from the characteristics of the Mortgage Pool, although any such difference is not expected to be material. It is expected that, after giving effect to the purchase of Subsequent Mortgage Loans during the Funding Period, the Final Pool of Mortgage Loans will be comprised of approximately $330,547,298 of Group 1 Mortgage Loans and approximately $219,452,702 of Group 2 Mortgage Loans. Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the Certificates on the immediately following Distribution Date.

Pass-Through Rate: The Pass-Through Rate for each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, (b) the related Net WAC Rate and (c) a fixed rate of 11.25%.

Premium Rate: Approximately 9.35% of the Mortgage Loans by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "***Premium Rate***" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all Mortgage Loans. As of the Sample Pool Calculation Date, the weighted average Premium Rate of the Sample Pool is approximately 0.099%.

Net Mortgage Rate: The ***"Net Mortgage Rate"*** will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a servicing fee rate of 0.375%, (b) a master servicing fee rate of 0.030% and (c) the Premium Rate, expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans (in the case of (c), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).

Net WAC Rate:

The "***Net WAC Rate***" is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
1-A	The weighted average Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The (i) weighted average Net Mortgage Rate of the Group 2 Mortgage Loans less (ii) the Certificate Guaranty Insurance Policy premium rate (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Mezzanine Certificates	The weighted average of the Net Mortgage Rate of the Group 1 and Group 2 Mortgage Loans, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net WAC Rate Shortfall:

Any shortfalls in interest payments on a Class of Certificates resulting from any excess of (a) interest accrued on the related Certificates at the lesser of (i) one-month LIBOR plus the related margin and (ii) 11.25%, over (b) interest accrued on the Mortgage Loans at the related Net WAC Rate (any such shortfalls, "***Net WAC Rate Shortfalls***") on each Distribution Date, plus unpaid Net WAC Rate Shortfalls from prior Distribution Dates (to the extent not covered by the related Corridor Contract, as defined below), will be paid in the current month or carried forward for payment on subsequent Distribution Dates, together with interest thereon at the Pass-Through Rate for such Distribution Date, to the extent of amounts available from Excess Cashflow, as described under "***Priority of Payments***" below.

Corridor Contracts:

The Trust will include a Corridor Contract for the benefit of the Class 1-A, Class 2-A and Mezzanine Certificates (the "***Class 1-A Corridor Contract,***" "***Class 2-A Corridor Contract***" and "***Mezzanine Corridor Contract,***" respectively, and, collectively, the "***Corridor Contracts***"). In addition, the trust will include a Corridor Contract for the sole benefit of the Class 2-A-1 Certificates (the "***Class 2-A-1 Corridor Contract***"). On the Closing Date, the notional amount of the Class 1-A Corridor Contract, Class 2-A Corridor Contract, Mezzanine Corridor Contract and Class 2-A-1 Corridor Contract, respectively, will equal $1,527,552,000, $625,248,000, $147,200,000 and $400,124,000, respectively, and will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto). With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates, *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls, (c) the Mezzanine Corridor Contract will be available to pay the holders of the Mezzanine Certificates, *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls and (d) the Class 2-A-1 Corridor Contract will be available to pay the holders of the Class 2-A-1 Certificates. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net WAC Rate Shortfalls on the related Certificates will be distributed to the holder of the Class C Certificates and will not be available for payments of Net WAC Rate Shortfalls on the related Certificates thereafter.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow
4) Certificate Guaranty Insurance Policy

Class of Certificates	S&P/Moody's	Initial Subordination (after required target is reached) (1)	Target Subordination at Stepdown (1)
1-A	AAA/Aaa	6.75%	13.50%
2-A	AAA/Aaa	6.75%	13.50%
M-1	AA+/Aa1	5.60%	11.20%
M-2	AA+/Aa2	4.60%	9.20%
M-3	AA+/Aa3	3.60%	7.20%
M-4	AA/A1	2.60%	5.20%
M-5	AA/A2	1.60%	3.20%
B	A+/Baa1	0.35%	0.70%

(1) Initial Overcollateralization at closing is zero. Does not include any credit for Excess Interest.

Subordination: The Mezzanine Certificates will be Mezzanine to, and provide credit support for, the Senior Certificates. The Mezzanine Certificates will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in January 2005 after which time the required target Overcollateralization (the "***Overcollateralization Target Amount***") will increase to 0.35% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans and the Pre-Funded Amount (approximately $8,050,000). The required Overcollateralization amount does not stepdown.

Excess Cashflow: "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under clauses 1) and 2) of "Certificates Priority of Distributions."

Certificate Guaranty Insurance Policy: Ambac Assurance Corporation will guarantee the ultimate payment of principal of and current interest on the Class 2-A Certificates only, except shortfalls and losses resulting from prepayment interest shortfalls, Servicemembers Relief Act shortfalls and NET WAC Rate shortfalls. Ambac's claims paying ability is rated AAA and Aaa by S&P and Moody's, respectively.

Trigger Event: A "***Trigger Event***" will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a "***Delinquency Trigger***" will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds 44.50% times the Senior Enhancement Percentage. As used above, the "***Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, (a) the numerator of which is equal to the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and (b) the denominator of which is equal to the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger:

With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will be in effect if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the sum of the Cut-off Date Balance and Pre-Funded Amount, as set forth below:

Period *(month)*	**Percentage**
37 – 48	1.00% with respect to September 2007, plus an additional 1/12th of 0.50% for each month thereafter until August 2008
49 – 60	1.50% with respect to September 2008, plus an additional 1/12th of 0.50% for each month thereafter until August 2009
61 – 72	2.00% with respect to September 2009, plus an additional 1/12th of 0.50% for each month thereafter until August 2010
73 +	2.50%

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in September 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 86.50% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Mezzanine Certificates, beginning with the Class B Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates and, thereafter, with respect to the Group 1 Mortgage Loans, to the Class 1-A Certificates, *pro rata*, based on their then unpaid principal balance; provided, however, that any losses allocable to the Class 1-A-1, Class 1-A-2, Class 1-A-3 and Class 1-A-4 Certificates will instead be applied to the Class 1-A-5 Certificates until the Class 1-A-5 Certificates have been reduced to zero. Any Realized Losses allocated to the Mezzanine Certificates and Class 1-A Certificates will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Any Realized Losses otherwise attributable to the Class 2-A Certificates and not covered as described above will result in a draw on the Certificate Guaranty Insurance Policy (subject to certain exceptions described above).

Certificates Priority of Distributions:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, trustee fees, private mortgage insurance premium fees and, in the case of the Group 2 Mortgage Loans, the Certificate Guaranty Insurance Policy premium rate) will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (i) first, from interest funds related to the Group 1 and Group 2 Mortgage Loans, respectively, current and unpaid interest concurrently to (a) concurrently, to the Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4 and Class 1-A-5 Certificates and (b) concurrently, to the Class 2-A-1 and Class 2-A-2 Certificates, respectively, and (ii) second, from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates;
2) Principal funds, as follows: (i) to the Senior Certificates, then (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates, each as described more fully under "Principal Paydown" below;

3) Any remaining Excess Cashflow, with respect to the Group 2 Mortgage Loans, to pay the Certificate Insurer the aggregate of all payments made by the Certificate Insurer under the Certificate Guaranty Insurance Policy with respect to the Class 2-A Certificates, including interest thereon, to the extent not previously paid or reimbursed.
4) Beginning on the Distribution Date in February 2005, any remaining Excess Cashflow, to the Senior Certificates and/or Mezzanine Certificates (as applicable) to build or maintain Overcollateralization as described under "Overcollateralization" above and "Principal Paydown" below, respectively;
5) Any remaining Excess Cashflow to pay (i) any unpaid interest sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates;
6) Any remaining Excess Cashflow to pay (i) *pro rata* to (a) the Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4 and Class 1-A-5 Certificates, *pro rata*, based on related unpaid realized loss amounts; provided, however, that any amounts payable to the Class 1-A-5 Certificates will first be used to reduce unpaid realized loss amounts related to the Class 1-A-1, Class 1-A-2, Class 1-A-3, and Class 1-A-4 Certificates (if any) and (ii) second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates, in respect of unpaid realized loss amounts;
7) Any remaining Excess Cashflow, with respect to the Group 1 Mortgage Loans, to pay the Certificate Insurer the aggregate of all payments made by the Certificate Insurer under the Certificate Guaranty Insurance Policy with respect to the Class 2-A Certificates, including interest thereon, to the extent not previously paid or reimbursed.
8) Any remaining Excess Cashflow to pay Net WAC Rate Shortfall (after application of amounts received under the related Corridor Contract, as described above); and
9) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net WAC Rate Shortfall (after application of amounts received under the related Corridor Contract) shall generally be distributed to the Offered Certificates on a *pro rata* basis, first, based on the certificate principal balances thereof and second based on any remaining unpaid Net WAC Rate Shortfall.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates as follow: concurrently, as follows: (i) from principal funds related to the Group 1 Mortgage Loans, *pro rata*, (a) sequentially, to the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Certificates and (b) *pro rata*, to the Class 1-A-4 and Class 1-A-5 Certificates and (ii) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A-1 Certificate and Class 2-A-2 Certificates *pro rata*; provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, a Class of Senior Certificates are retired prior to the other Senior Certificates, 100% of the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all of the Senior and Mezzanine Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates, as follows: (a) from principal funds related to the Group 1 Mortgage Loans *pro rata,* (x) sequentially, to the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Certificates and (y) *pro rata*, to the Class 1-A-4 and Class 1-A-5 Certificates and (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A-1 Certificate and Class 2-A-2 Certificates *pro rata*, such that the aggregate principal balance of the Senior Certificates will have 13.50% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 11.20% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 9.20% Subordination, (iv) fourth, to the Class M-3

Certificates such that the Class M-3 Certificates will have 7.20% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 5.20% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 3.20% Subordination and (vii) seventh, to the Class B Certificates such that the Class B Certificates will have 0.70% Subordination.

[Discount Margin Tables, Corridor Contract Schedules, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 2-A-2 (To Call)

Margin 0.320%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	32	32	32	32
WAL (yr)	19.03	3.08	2.40	1.43	1.09
MDUR (yr)	15.59	2.94	2.32	1.40	1.08
First Prin Pay	Sep04	Sep04	Sep04	Sep04	Sep04
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class 2-A-2 (To Maturity)

Margin 0.320%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	34	34	35	34
WAL (yr)	19.10	3.36	2.62	1.56	1.17
MDUR (yr)	15.63	3.18	2.51	1.53	1.15
First Prin Pay	Sep04	Sep04	Sep04	Sep04	Sep04
Last Prin Pay	Jul34	Jun23	Sep19	Dec13	Nov11

Class M-1 (To Call)

Margin 0.600%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	60	60	60	60
WAL (yr)	25.76	5.36	4.40	3.64	2.99
MDUR (yr)	19.65	5.03	4.19	3.51	2.90
First Prin Pay	Oct25	Sep07	Oct07	Feb08	Aug07
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class M-1 (To Maturity)

Margin 0.600%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	62	62	62	68
WAL (yr)	25.89	5.84	4.79	3.87	4.15
MDUR (yr)	19.72	5.43	4.52	3.72	3.98
First Prin Pay	Oct25	Sep07	Oct07	Feb08	Jul08
Last Prin Pay	Mar34	Mar17	Jul14	Sep10	May09

(1) See definition of Pricing Prepayment Speed above.

Class M-2 (To Call)

Margin	0.650%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	65	65	65	65	65
WAL (yr)	25.76	5.36	4.38	3.55	2.99
MDUR (yr)	19.52	5.03	4.16	3.42	2.89
First Prin Pay	Oct25	Sep07	Oct07	Jan08	Aug07
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class M-2 (To Maturity)

Margin	0.650%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	65	67	67	67	72
WAL (yr)	25.88	5.80	4.73	3.76	3.86
MDUR (yr)	19.59	5.39	4.46	3.61	3.71
First Prin Pay	Oct25	Sep07	Oct07	Jan08	May08
Last Prin Pay	Feb34	Aug16	Jan14	Jun10	Feb09

Class M-3 (To Call)

Margin	0.700%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	70	70	70	70	70
WAL (yr)	25.76	5.36	4.38	3.48	2.99
MDUR (yr)	19.41	5.02	4.16	3.35	2.89
First Prin Pay	Oct25	Sep07	Oct07	Dec07	Aug07
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class M-3 (To Maturity)

Margin	0.700%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	70	72	72	72	76
WAL (yr)	25.87	5.75	4.68	3.66	3.65
MDUR (yr)	19.47	5.33	4.42	3.52	3.51
First Prin Pay	Oct25	Sep07	Oct07	Dec07	Feb08
Last Prin Pay	Jan34	Dec15	Jul13	Feb10	Nov08

Class M-4 (To Call)

Margin	1.150%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	115	115	115	115	115
WAL (yr)	25.76	5.36	4.36	3.42	2.99
MDUR (yr)	18.38	4.94	4.09	3.26	2.87
First Prin Pay	Oct25	Sep07	Sep07	Nov07	Aug07
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class M-4 (To Maturity)

Margin	1.150%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	115	118	118	117	123
WAL (yr)	25.85	5.65	4.60	3.55	3.47
MDUR (yr)	18.42	5.17	4.29	3.38	3.31
First Prin Pay	Oct25	Sep07	Sep07	Nov07	Dec07
Last Prin Pay	Nov33	Feb15	Nov12	Sep09	Jul08

Class M-5 (To Call)

Margin	1.300%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	130	130	130	130	130
WAL (yr)	25.75	5.35	4.34	3.35	2.99
MDUR (yr)	18.05	4.91	4.06	3.19	2.86
First Prin Pay	Oct25	Sep07	Sep07	Oct07	Aug07
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class M-5 (To Maturity)

Margin	1.300%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	130	131	131	131	136
WAL (yr)	25.79	5.47	4.43	3.40	3.28
MDUR (yr)	18.07	5.00	4.13	3.24	3.13
First Prin Pay	Oct25	Sep07	Sep07	Oct07	Nov07
Last Prin Pay	Aug33	Jan14	Jan12	Mar09	Feb08

Class B (To Call)

Margin 1.850%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	185	185	185	185	185
WAL (yr)	24.99	4.60	3.80	3.13	2.99
MDUR (yr)	16.61	4.21	3.54	2.96	2.83
First Prin Pay	Oct25	Sep07	Sep07	Sep07	Aug07
Last Prin Pay	Dec32	Jun12	Oct10	May08	Aug07

Class B (To Maturity)

Margin 1.850%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	185	185	185	185	189
WAL (yr)	24.99	4.60	3.80	3.13	3.11
MDUR (yr)	16.61	4.21	3.54	2.96	2.94
First Prin Pay	Oct25	Sep07	Sep07	Sep07	Sep07
Last Prin Pay	Dec32	Jun12	Oct10	May08	Nov07

Class 2-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	625,248,000	6.27241	8.30448	47	146,606,765	8.12501	8.12501
2	617,653,857	5.25666	8.30348	48	142,270,226	7.94709	7.94709
3	597,918,755	5.09549	8.30144	49	138,062,270	7.97148	8.71334
4	578,771,449	5.25945	8.29580	50	133,978,392	8.22924	8.62695
5	560,194,522	5.09891	8.29312	51	130,014,938	7.97192	8.71324
6	542,171,054	5.12105	8.25361	52	126,168,362	8.24232	8.64001
7	524,685,765	5.65662	8.21684	53	122,435,226	8.04293	8.77050
8	507,722,341	5.13326	8.22202	54	118,812,333	8.12705	8.77535
9	491,264,366	5.29679	8.21897	55	115,296,811	9.01278	9.01278
10	475,296,765	5.13556	8.22111	56	111,884,975	8.16549	8.78349
11	459,804,971	5.29906	8.21903	57	108,573,768	8.42961	8.69986
12	444,774,820	5.17006	8.19512	58	105,360,230	8.18080	8.79877
13	430,193,459	5.19369	8.17905	59	102,241,486	8.50121	8.75790
14	416,047,315	5.35939	8.17456	60	99,214,560	8.31640	8.87104
15	402,322,822	5.19525	8.17913	61	96,262,184	8.37583	9.82494
16	389,007,413	5.36157	8.17529	62	93,388,585	8.64810	9.74394
17	376,088,931	5.19741	8.17989	63	90,600,201	8.37720	9.82475
18	363,555,579	5.22988	8.15409	64	87,894,550	8.65534	9.75110
19	351,396,513	5.78460	8.11780	65	85,269,187	8.42761	9.87376
20	339,600,443	5.25005	8.13532	66	82,721,754	8.50321	9.93618
21	328,156,135	5.41757	8.13045	67	80,250,090	9.43472	9.71689
22	317,053,105	5.28081	8.05129	68	77,851,984	8.54678	9.96249
23	306,287,541	5.81152	7.21061	69	75,525,073	8.82366	9.88654
24	295,903,322	6.10799	6.94751	70	73,267,248	8.56445	9.98011
25	285,836,634	6.27048	7.81452	71	71,076,466	8.89617	9.95834
26	276,070,618	6.47319	7.76373	72	68,950,752	8.66158	10.06287
27	266,594,022	6.27359	7.81403	73	66,888,294	8.67272	10.05575
28	257,398,211	6.48701	7.77216	74	64,887,254	8.95356	9.98201
29	248,475,013	6.41260	7.78693	75	62,945,665	8.67277	10.05512
30	239,820,580	6.57961	7.65288	76	61,061,762	8.95752	9.98593
31	231,424,971	7.32424	7.40603	77	59,233,839	8.70449	10.08617
32	223,278,688	6.64100	7.58859				
33	215,373,710	6.85482	7.53173				
34	207,702,880	6.78925	7.40764				
35	200,272,468	7.35372	7.35372				
36	193,076,558	7.41751	7.41751				
37	186,099,724	7.51571	7.99787				
38	186,099,724	7.75769	7.91821				
39	186,099,724	7.51394	7.99347				
40	180,900,726	7.77407	7.91370				
41	175,547,726	7.61332	7.98267				
42	170,354,392	7.74332	7.79202				
43	165,316,220	8.30720	8.30720				
44	160,426,804	7.78821	7.78821				
45	155,681,566	8.03972	8.03972				
46	151,076,259	7.80833	7.80833				

Class 2-A Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	6.02	6.02
2	5.00	8.05
3	4.84	8.05
4	5.01	8.05
5	4.84	8.05
6	4.87	8.05
7	5.41	8.05
8	4.89	8.05
9	5.05	8.05
10	4.89	8.05
11	5.05	8.05
12	4.92	8.05
13	4.95	8.05
14	5.11	8.05
15	4.95	8.05
16	5.11	8.05
17	4.95	8.05
18	4.98	8.05
19	5.53	8.05
20	4.99	8.05
21	5.16	8.05
22	5.03	8.05
23	5.57	8.05
24	5.90	8.05
25	6.07	9.05
26	6.28	9.05
27	6.08	9.05
28	6.29	9.05
29	6.21	9.05
30	6.36	9.05
31	7.09	9.05
32	6.41	9.05
33	6.62	9.05
34	6.56	9.05
35	7.12	9.09
36	7.18	9.35
37	7.28	10.05
38	7.53	10.05
39	7.28	10.05

Period	Available Rate (2)	Available Rate (3)
40	7.55	10.05
41	7.39	10.05
42	7.53	10.05
43	8.09	10.81
44	7.57	10.12
45	7.82	10.46
46	7.59	10.12
47	7.90	10.53
48	7.71	10.28
49	7.73	11.05
50	7.99	11.05
51	7.73	11.05
52	8.01	11.05
53	7.81	11.05
54	7.91	11.05
55	8.80	11.55
56	7.95	11.05
57	8.21	11.05
58	7.96	11.05
59	8.26	11.05
60	8.06	11.05
61	8.12	12.00
62	8.39	12.00
63	8.12	12.00
64	8.40	12.00
65	8.19	12.00
66	8.29	12.00
67	9.23	12.00
68	8.33	12.00
69	8.61	12.00
70	8.35	12.00
71	8.66	12.00
72	8.41	12.00
73	8.41	12.00
74	8.69	12.00
75	8.41	12.00
76	8.70	12.00
77	8.47	12.00

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month, 3-Month, 6-Month and 1-Year LIBOR forward curve and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

(3) Assumes that the 1-Month, 3-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		3,055	
Total Outstanding Balance		$668,000,383	
Average Loan Balance		$218,658	$122,071 to $637,000
WA Mortgage Rate		5.566%	2.490% to 9.875%
WA Mortgage Rate Net LPMI		5.478%	2.490% to 9.750%
Net WAC		5.073%	2.085% to 9.345%
ARM Characteristics			
WA Gross Margin		3.824%	1.750% to 9.625%
WA Months to First Roll		25	1 to 119
WA First Periodic Cap		3.621%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.013%	1.000% to 2.500%
WA Lifetime Cap		11.562%	8.490% to 16.750%
WA Lifetime Floor		3.895%	1.750% to 9.875%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	352 to 360
WA Age (months)		1	0 to 8
WA LTV		80.94%	25.17% to 100.00%
WA FICO		689	
WA DTI%		39.80%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		69.55%	
Prepay Moves Exempted	Soft	12.41%	
	Hard	57.14%	
	No Prepay	30.45%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	44.17%	SFR	69.22%	REDUCED	38.85%	PUR	65.74%	OWNER	80.27%	0	30.45%
FL	7.56%	CND	12.49%	FULL/ALT	25.51%	REFI/CO	25.21%	INV HM	17.31%	6	0.65%
NV	4.75%	2-4 FAMILY	9.61%	SISA	16.05%	REFI	9.06%	2ND HM	2.41%	7	0.10%
MN	3.76%	PUD	8.13%	NINA	10.84%					12	12.88%
AZ	3.61%	TWN	0.53%	NISA	5.66%					24	38.13%
										36	17.79%

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$612,969	3	0.09	$204,323	4.800	359.75	731	78.55
30Y LIB1M - IO	$2,059,800	8	0.31	$257,475	4.898	359.47	695	80.21
30Y LIB3M	$199,801	1	0.03	$199,801	6.000	360.00	710	80.00
30Y LIB3M - IO	$942,948	4	0.14	$235,737	5.061	360.00	688	80.89
30Y LIB6M	$13,363,530	59	2.00	$226,501	5.883	359.41	671	80.82
30Y LIB6M - IO	$52,573,523	217	7.87	$242,274	5.353	359.41	705	80.01
30Y LIB12M	$228,822	1	0.03	$228,822	8.875	359.00	634	95.00
30Y LIB12M - IO	$1,828,616	8	0.27	$228,577	5.457	359.62	681	79.24
2/28 LIB6M	$219,052,853	1,023	32.79	$214,128	5.586	358.05	681	84.63
2/28 LIB6M - IO	$171,940,177	739	25.74	$232,666	5.771	359.39	694	79.11
3/27 LIB6M	$127,636,483	653	19.11	$195,462	5.322	358.12	677	81.16
3/27 LIB6M - IO	$52,118,942	226	7.80	$230,615	5.430	359.21	711	75.96
3/1 LIB12M	$409,551	2	0.06	$204,776	5.872	359.41	641	73.45
3/1 LIB12M - IO	$796,000	3	0.12	$265,333	4.651	355.19	719	67.27
5/25 LIB6M	$5,941,734	29	0.89	$204,887	5.783	359.13	696	71.95
5/25 LIB6M - IO	$17,129,135	75	2.56	$228,388	5.878	359.31	710	72.70
5/1 LIB12M - IO	$610,500	2	0.09	$305,250	6.994	359.49	632	85.79
7/23 LIB6M - IO	$275,000	1	0.04	$275,000	4.750	358.00	739	63.22
10/20 LIB6M - IO	$280,000	1	0.04	$280,000	7.250	359.00	664	80.00
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$100,000.01 - $150,000.00	$73,060,679	538	10.94	$135,801	5.682	358.47	683	81.86
$150,000.01 - $200,000.00	$146,326,318	839	21.91	$174,406	5.619	358.60	684	81.23
$200,000.01 - $250,000.00	$161,140,015	715	24.12	$225,371	5.527	358.58	687	81.64
$250,000.01 - $300,000.00	$156,880,541	572	23.49	$274,267	5.523	358.82	691	80.24
$300,000.01 - $350,000.00	$106,429,843	334	15.93	$318,652	5.522	358.94	694	80.66
$350,000.01 - $400,000.00	$10,121,713	27	1.52	$374,878	5.536	358.29	708	83.05
$400,000.01 - $450,000.00	$5,483,924	13	0.82	$421,840	6.016	358.68	707	77.82
$450,000.01 - $500,000.00	$5,672,623	12	0.85	$472,719	5.404	358.65	708	71.07
$500,000.01 - $550,000.00	$1,613,976	3	0.24	$537,992	5.390	359.00	670	71.47
$600,000.01 - $650,000.00	$1,270,750	2	0.19	$635,375	5.751	360.00	742	67.51
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$100,000.01 - $150,000.00	$72,611,792	535	10.87	$135,723	5.684	358.48	683	81.81
$150,000.01 - $200,000.00	$145,777,082	837	21.82	$174,166	5.622	358.61	684	81.21
$200,000.01 - $250,000.00	$160,640,541	714	24.05	$224,987	5.519	358.59	686	81.61

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$250,000.01 - $300,000.00	$158,079,420	577	23.66	$273,968	5.532	358.81	691	80.35
$300,000.01 - $350,000.00	$106,728,563	335	15.98	$318,593	5.518	358.93	694	80.62
$350,000.01 - $400,000.00	$10,121,713	27	1.52	$374,878	5.536	358.29	708	83.05
$400,000.01 - $450,000.00	$5,483,924	13	0.82	$421,840	6.016	358.68	707	77.82
$450,000.01 - $500,000.00	$5,672,623	12	0.85	$472,719	5.404	358.65	708	71.07
$500,000.01 - $550,000.00	$1,613,976	3	0.24	$537,992	5.390	359.00	670	71.47
$600,000.01 - $650,000.00	$1,270,750	2	0.19	$635,375	5.751	360.00	742	67.51
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$1,489,962	7	0.22	$212,852	5.391	358.61	686	74.68
AR	$872,117	5	0.13	$174,423	5.808	358.58	692	87.61
AZ	$24,092,121	129	3.61	$186,761	5.720	358.35	676	83.79
CA	$295,045,988	1,178	44.17	$250,463	5.473	359.07	698	78.33
CO	$20,925,836	109	3.13	$191,980	5.460	358.20	679	82.34
CT	$2,522,137	12	0.38	$210,178	5.503	357.56	689	85.83
DC	$1,532,679	6	0.23	$255,446	6.559	359.12	636	77.09
DE	$1,241,114	7	0.19	$177,302	5.134	357.55	688	81.83
FL	$50,521,704	268	7.56	$188,514	5.840	358.76	682	82.26
GA	$10,555,695	54	1.58	$195,476	5.605	357.86	675	87.27
HI	$2,942,096	11	0.44	$267,463	5.548	358.59	668	75.06
IA	$851,884	5	0.13	$170,377	4.732	357.18	664	85.58
ID	$898,813	6	0.13	$149,802	5.945	358.39	665	89.62
IL	$22,373,516	114	3.35	$196,259	5.860	358.54	682	83.22
IN	$1,311,073	7	0.20	$187,296	5.638	358.89	698	80.79
KS	$1,561,867	9	0.23	$173,541	5.490	358.16	684	85.51
KY	$764,377	5	0.11	$152,875	5.101	358.21	678	77.96
LA	$1,206,605	7	0.18	$172,372	4.997	357.83	738	83.48
MA	$20,129,739	83	3.01	$242,527	5.249	358.19	688	79.80
MD	$14,916,908	73	2.23	$204,341	5.616	358.88	679	80.05
ME	$1,251,164	6	0.19	$208,527	5.279	357.31	691	75.82
MI	$6,889,333	35	1.03	$196,838	6.009	358.01	677	85.32
MN	$25,085,203	132	3.76	$190,039	5.469	358.12	684	84.47
MO	$3,314,218	20	0.50	$165,711	5.446	357.66	673	88.24
MS	$1,061,616	6	0.16	$176,936	5.571	358.38	664	81.56
MT	$987,742	5	0.15	$197,548	5.737	358.01	668	88.75
NC	$5,424,793	31	0.81	$174,993	5.478	357.90	677	84.66
ND	$252,070	2	0.04	$126,035	7.997	359.00	661	84.26
NE	$459,502	2	0.07	$229,751	5.951	357.70	675	95.00
NH	$4,183,690	18	0.63	$232,427	5.296	357.80	676	83.67
NJ	$16,987,167	69	2.54	$246,191	6.109	358.31	675	85.38
NM	$1,679,697	9	0.25	$186,633	5.961	357.46	667	83.88
NV	$31,758,508	149	4.75	$213,144	5.803	358.62	691	82.41

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NY	$7,982,040	29	1.19	$275,243	5.685	357.80	677	82.14
OH	$4,617,859	26	0.69	$177,610	5.485	358.13	672	86.73
OK	$396,015	3	0.06	$132,005	6.757	358.97	647	83.11
OR	$8,456,466	48	1.27	$176,176	5.306	358.37	687	82.29
PA	$4,580,886	25	0.69	$183,235	5.560	358.02	681	86.36
RI	$2,292,557	10	0.34	$229,256	5.654	358.12	691	82.37
SC	$3,752,829	21	0.56	$178,706	5.307	357.91	688	87.12
TN	$2,702,788	16	0.40	$168,924	5.441	358.55	669	84.15
TX	$6,961,386	39	1.04	$178,497	5.644	358.51	682	83.38
UT	$6,477,183	38	0.97	$170,452	5.697	358.48	690	84.20
VA	$23,473,207	108	3.51	$217,345	5.608	358.62	682	82.50
WA	$18,491,337	97	2.77	$190,632	5.321	358.66	676	81.30
WI	$2,218,165	13	0.33	$170,628	5.418	357.56	672	85.87
WV	$506,732	3	0.08	$168,911	4.623	357.54	665	89.26
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
25.01 - 30.00	$151,000	1	0.02	$151,000	4.750	360.00	737	25.17
30.01 - 35.00	$745,786	5	0.11	$149,157	5.881	357.51	680	32.91
35.01 - 40.00	$1,421,149	7	0.21	$203,021	5.174	358.30	683	37.39
40.01 - 45.00	$776,664	4	0.12	$194,166	4.698	358.11	652	43.02
45.01 - 50.00	$4,894,677	22	0.73	$222,485	4.956	358.33	703	48.25
50.01 - 55.00	$2,628,163	13	0.39	$202,166	5.349	359.15	674	53.32
55.01 - 60.00	$6,195,756	24	0.93	$258,157	5.045	359.03	685	58.57
60.01 - 65.00	$12,364,314	54	1.85	$228,969	5.177	358.82	680	63.34
65.01 - 70.00	$84,123,694	357	12.59	$235,641	4.968	359.36	711	69.62
70.01 - 75.00	$27,207,880	118	4.07	$230,575	5.421	358.66	681	73.76
75.01 - 80.00	$313,122,218	1,437	46.87	$217,900	5.527	359.00	689	79.80
80.01 - 85.00	$19,070,126	89	2.85	$214,271	5.638	358.07	674	84.10
85.01 - 90.00	$107,476,783	509	16.09	$211,153	6.080	358.12	684	89.77
90.01 - 95.00	$86,831,223	410	13.00	$211,783	5.810	357.72	679	94.76
95.01 - 100.00	$990,949	5	0.15	$198,190	6.855	358.41	741	99.36
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$168,000	1	0.03	$168,000	2.490	359.00	816	65.88
3.000 - 3.499	$733,846	3	0.11	$244,615	3.334	357.40	734	55.77
3.500 - 3.999	$17,567,990	78	2.63	$225,231	3.767	357.82	720	75.36

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.000 - 4.499	$41,547,615	190	6.22	$218,672	4.258	357.96	710	76.16
4.500 - 4.999	$122,134,001	538	18.28	$227,015	4.727	358.40	697	78.95
5.000 - 5.499	$143,803,750	652	21.53	$220,558	5.207	358.63	693	80.31
5.500 - 5.999	$157,842,016	740	23.63	$213,300	5.705	358.84	687	81.24
6.000 - 6.499	$79,670,884	369	11.93	$215,910	6.179	358.92	680	82.29
6.500 - 6.999	$51,541,141	234	7.72	$220,261	6.695	359.04	675	84.65
7.000 - 7.499	$23,032,713	105	3.45	$219,359	7.207	359.27	669	85.59
7.500 - 7.999	$17,008,632	86	2.55	$197,775	7.681	359.08	661	87.84
8.000 - 8.499	$5,188,245	24	0.78	$216,177	8.153	359.38	643	85.90
8.500 - 8.999	$5,577,974	25	0.84	$223,119	8.664	359.39	653	88.71
9.000 - 9.499	$1,309,475	5	0.20	$261,895	9.268	359.33	684	88.06
9.500 - 9.999	$874,102	5	0.13	$174,820	9.693	359.86	611	82.54
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$462,374,558	2,177	69.22	$212,391	5.522	358.61	684	81.46
CND	$83,461,499	383	12.49	$217,915	5.459	358.81	701	80.07
2-4 FAMILY	$64,174,362	227	9.61	$282,706	5.700	358.60	704	78.80
PUD	$54,322,099	247	8.13	$219,928	5.912	359.22	691	80.56
TWN	$3,532,975	20	0.53	$176,649	5.949	359.21	678	77.24
COOP	$134,889	1	0.02	$134,889	7.000	359.00	N/A	90.00
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$439,132,309	2,015	65.74	$217,932	5.594	358.78	698	81.81
REFI/CO	$168,377,751	751	25.21	$224,205	5.488	358.48	670	78.99
REFI	$60,490,323	289	9.06	$209,309	5.577	358.58	669	80.01
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$536,229,301	2,456	80.27	$218,334	5.525	358.71	685	81.19
INV HM	$115,639,599	521	17.31	$221,957	5.780	358.64	707	80.01
2ND HM	$16,131,482	78	2.41	$206,814	5.385	358.28	689	79.13
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$668,000,383	3,055	100.00	$218,658	5.566	358.69	689	80.94
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$259,531,750	1,121	38.85	$231,518	5.631	359.16	698	78.78
FULL/ALT	$170,424,328	817	25.51	$208,598	5.448	359.05	679	79.03
SISA	$107,214,575	500	16.05	$214,429	5.239	357.30	680	85.87
NINA	$72,412,892	352	10.84	$205,718	5.508	357.66	690	85.29
NISA	$37,828,949	168	5.66	$225,172	6.429	359.43	693	81.43
NO RATIO	$18,428,589	86	2.76	$214,286	6.071	359.31	694	81.95
NAV	$1,889,299	10	0.28	$188,930	5.917	358.29	637	85.55
LISA	$270,000	1	0.04	$270,000	4.375	359.00	691	61.37
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$442,889	2	0.07	$221,445	5.870	359.00	N/A	83.05
801 - 820	$2,331,683	10	0.35	$233,168	4.483	358.92	807	77.03
781 - 800	$16,947,758	75	2.54	$225,970	5.184	358.76	788	76.56
761 - 780	$37,996,913	166	5.69	$228,897	5.280	358.88	770	77.55
741 - 760	$54,816,061	236	8.21	$232,271	5.320	359.04	750	79.84
721 - 740	$64,347,663	291	9.63	$221,126	5.320	358.65	730	80.52
701 - 720	$81,197,337	365	12.16	$222,458	5.416	358.76	710	81.58
681 - 700	$99,354,594	449	14.87	$221,280	5.478	358.75	691	80.49
661 - 680	$95,199,379	438	14.25	$217,350	5.599	358.56	671	81.55
641 - 660	$103,595,852	488	15.51	$212,287	5.770	358.55	650	82.66
621 - 640	$77,883,620	369	11.66	$211,067	5.809	358.42	631	82.35
601 - 620	$28,587,092	140	4.28	$204,194	6.141	358.89	612	80.21
581 - 600	$2,768,539	13	0.41	$212,965	7.038	359.45	592	81.52

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
561 - 580	$129,781	1	0.02	$129,781	6.875	359.00	564	78.78
541 - 560	$482,422	3	0.07	$160,807	8.120	359.62	546	60.63
521 - 540	$1,098,649	4	0.16	$274,662	7.867	359.42	530	65.74
501 - 520	$820,151	5	0.12	$164,030	8.297	359.75	514	67.88
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$203,381,658	913	30.45	$222,762	5.584	358.34	692	82.53
6	$4,352,891	20	0.65	$217,645	5.950	359.37	692	82.71
7	$651,000	2	0.10	$325,500	4.274	360.00	734	70.00
12	$86,037,024	368	12.88	$233,796	5.439	359.05	697	78.54
24	$254,720,791	1,165	38.13	$218,644	5.647	358.78	687	81.22
36	$118,857,019	587	17.79	$202,482	5.446	358.80	681	79.33
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$69,752,569	292	10.44	$238,879	5.434	359.42	698	80.17
7 - 12	12	$2,057,438	9	0.31	$228,604	5.837	359.55	676	80.99
13 - 18	17	$795,283	3	0.12	$265,094	6.395	352.82	686	93.21
19 - 24	23	$390,197,747	1,759	58.41	$221,829	5.666	358.65	687	82.18
25 - 31	29	$1,152,944	5	0.17	$230,589	4.978	353.41	710	68.93
32 - 37	34	$179,808,032	879	26.92	$204,560	5.354	358.46	687	79.65
56 - 61	59	$23,681,369	106	3.55	$223,409	5.883	359.27	705	72.85
80 - 85	82	$275,000	1	0.04	$275,000	4.750	358.00	739	63.22
> 85	119	$280,000	1	0.04	$280,000	7.250	359.00	664	80.00
		$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.750 - 1.999	$5,483,826	25	0.82	$219,353	4.055	357.54	725	76.99
2.000 - 2.249	$7,493,258	37	1.12	$202,520	4.327	357.50	705	73.73
2.250 - 2.499	$21,726,570	96	3.25	$226,318	4.599	357.49	711	75.36
2.500 - 2.749	$16,577,626	78	2.48	$212,534	4.778	357.47	701	76.66
2.750 - 2.999	$42,173,932	188	6.31	$224,329	5.024	357.56	688	81.75
3.000 - 3.249	$71,725,050	325	10.74	$220,692	5.106	358.01	700	85.12
3.250 - 3.499	$120,305,524	531	18.01	$226,564	5.322	358.94	726	80.25
3.500 - 3.749	$72,171,409	319	10.80	$226,243	5.477	358.90	692	81.73
3.750 - 3.999	$133,464,596	604	19.98	$220,968	5.840	359.39	676	79.04
4.000 - 4.249	$8,146,628	39	1.22	$208,888	6.540	358.35	676	88.76
4.250 - 4.499	$14,126,260	65	2.11	$217,327	5.625	358.83	664	80.19
4.500 - 4.749	$10,764,244	51	1.61	$211,064	5.330	358.80	674	80.63
4.750 - 4.999	$13,536,611	66	2.03	$205,100	5.772	358.76	657	82.92
5.000 - 5.249	$38,358,336	173	5.74	$221,724	6.272	358.82	680	81.40
5.250 - 5.499	$19,162,535	103	2.87	$186,044	5.749	358.71	655	80.65
5.500 - 5.749	$18,362,069	101	2.75	$181,803	5.939	358.84	655	80.16
5.750 - 5.999	$21,300,267	103	3.19	$206,799	6.296	358.83	657	80.95
6.000 - 6.249	$16,301,040	73	2.44	$223,302	6.642	358.86	646	83.60
6.250 - 6.499	$11,637,766	53	1.74	$219,580	6.956	358.77	633	87.83
6.500 - 6.749	$1,603,142	7	0.24	$229,020	7.085	358.74	620	88.49
6.750 - 6.999	$746,399	3	0.11	$248,800	6.523	359.17	689	89.16
7.000 - 7.249	$542,280	2	0.08	$271,140	7.250	359.48	634	62.92
7.250 - 7.499	$686,669	4	0.10	$171,667	7.852	358.76	664	80.21
7.500 - 7.749	$525,443	3	0.08	$175,148	7.778	358.73	669	87.76
8.250 - 8.499	$189,000	1	0.03	$189,000	9.750	360.00	526	54.00
8.500 - 8.749	$351,050	2	0.05	$175,525	8.661	359.43	659	83.08
9.250 - 9.499	$250,000	1	0.04	$250,000	9.500	360.00	700	94.34
9.500 - 9.749	$288,852	2	0.04	$144,426	9.875	359.56	642	94.82
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.000 - 8.499	$168,000	1	0.03	$168,000	2.490	359.00	816	65.88
8.500 - 8.999	$149,092	1	0.02	$149,092	3.750	356.00	762	49.18
9.000 - 9.499	$733,846	3	0.11	$244,615	3.334	357.40	734	55.77
9.500 - 9.999	$20,738,915	90	3.10	$230,432	3.972	358.10	717	75.92
10.000 - 10.499	$42,550,033	195	6.37	$218,205	4.303	357.86	710	76.13
10.500 - 10.999	$121,306,620	537	18.16	$225,897	4.742	358.38	698	79.02
11.000 - 11.499	$144,539,170	654	21.64	$221,008	5.209	358.65	693	80.29
11.500 - 11.999	$154,270,817	723	23.09	$213,376	5.710	358.87	686	81.28
12.000 - 12.499	$78,024,474	363	11.68	$214,943	6.180	358.93	680	82.25
12.500 - 12.999	$50,515,254	229	7.56	$220,591	6.671	359.00	676	84.96
13.000 - 13.499	$23,396,097	107	3.50	$218,655	7.172	359.22	670	85.87

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
13.500 - 13.999	$16,684,519	83	2.50	$201,018	7.624	359.04	664	87.83
14.000 - 14.499	$5,096,312	24	0.76	$212,346	7.944	359.37	654	86.89
14.500 - 14.999	$6,299,125	29	0.94	$217,211	8.508	359.43	644	87.71
15.000 - 15.499	$2,268,616	9	0.34	$252,068	8.800	359.39	616	80.50
15.500 - 15.999	$724,243	4	0.11	$181,061	9.426	359.57	638	88.30
16.500 - 16.999	$535,250	3	0.08	$178,417	9.239	359.63	570	67.24
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$553,700	2	0.08	$276,850	4.782	359.00	705	70.00
09/04	$211,500	1	0.03	$211,500	6.375	356.00	653	90.00
10/04	$828,469	4	0.12	$207,117	5.267	358.51	689	88.79
11/04	$3,920,245	16	0.59	$245,015	5.079	358.87	694	80.87
12/04	$4,781,330	22	0.72	$217,333	5.891	358.05	679	86.35
01/05	$23,731,050	98	3.55	$242,154	5.152	359.00	701	79.56
02/05	$32,693,626	136	4.89	$240,394	5.590	360.00	703	79.98
03/05	$3,032,650	13	0.45	$233,281	5.800	360.00	672	75.21
07/05	$918,022	4	0.14	$229,505	6.427	359.00	655	83.74
08/05	$992,916	4	0.15	$248,229	5.269	360.00	700	78.72
09/05	$146,500	1	0.02	$146,500	5.990	360.00	649	79.19
12/05	$275,492	1	0.04	$275,492	6.250	352.00	702	90.00
01/06	$384,969	1	0.06	$384,969	6.375	353.00	668	94.88
02/06	$134,822	1	0.02	$134,822	6.750	354.00	704	95.00
03/06	$378,262	2	0.06	$189,131	6.859	355.00	682	91.76
04/06	$20,682,053	98	3.10	$211,041	4.767	356.00	685	85.78
05/06	$63,385,075	294	9.49	$215,595	5.028	357.01	685	87.10
06/06	$73,740,847	344	11.04	$214,363	5.745	358.04	679	86.43
07/06	$107,261,717	469	16.06	$228,703	6.062	359.00	683	80.16
08/06	$109,386,420	482	16.38	$226,943	5.717	360.00	699	78.46
09/06	$15,363,374	70	2.30	$219,477	5.969	360.00	675	76.95
12/06	$293,000	1	0.04	$293,000	5.625	352.00	723	77.93
01/07	$330,000	1	0.05	$330,000	4.500	353.00	744	70.97
02/07	$296,893	2	0.04	$148,446	4.754	354.00	729	64.60
03/07	$233,051	1	0.03	$233,051	5.125	355.00	623	60.26
04/07	$7,761,470	40	1.16	$194,037	4.801	356.02	688	80.48
05/07	$34,700,841	170	5.19	$204,123	4.938	357.07	689	83.87
06/07	$54,128,967	279	8.10	$194,011	5.416	358.28	678	80.97
07/07	$51,901,487	260	7.77	$199,621	5.524	359.00	680	78.31
08/07	$27,457,227	114	4.11	$240,853	5.566	360.00	715	74.92
09/07	$3,858,040	16	0.58	$241,128	5.521	360.00	679	73.45
04/09	$597,330	4	0.09	$149,333	5.317	356.00	739	77.46
05/09	$296,800	1	0.04	$296,800	5.750	357.00	722	75.14

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
06/09	$3,651,362	16	0.55	$228,210	5.692	358.09	700	74.61
07/09	$7,137,216	31	1.07	$230,233	5.797	359.00	713	71.44
08/09	$9,677,011	43	1.45	$225,047	6.089	360.00	701	73.57
09/09	$2,321,650	11	0.35	$211,059	5.756	360.00	689	69.92
06/11	$275,000	1	0.04	$275,000	4.750	358.00	739	63.22
07/14	$280,000	1	0.04	$280,000	7.250	359.00	664	80.00
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$553,700	2	0.08	$276,850	4.782	359.00	705	70.00
3	$3,261,817	14	0.49	$232,987	5.014	359.79	699	81.81
6	$65,937,052	276	9.87	$238,902	5.460	359.41	698	80.18
12	$2,057,438	9	0.31	$228,604	5.837	359.55	676	80.99
24	$390,993,030	1,762	58.53	$221,903	5.667	358.64	687	82.20
36	$180,960,976	884	27.09	$204,707	5.351	358.42	687	79.59
60	$23,681,369	106	3.55	$223,409	5.883	359.27	705	72.85
84	$275,000	1	0.04	$275,000	4.750	358.00	739	63.22
120	$280,000	1	0.04	$280,000	7.250	359.00	664	80.00
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$70,313,325	293	10.53	$239,977	5.386	359.44	701	80.22
1.500	$2,473,604	13	0.37	$190,277	7.044	358.61	609	81.49
2.000	$2,476,959	10	0.37	$247,696	5.348	357.46	674	76.51
3.000	$403,710,036	1,848	60.44	$218,458	5.812	359.25	687	78.89
4.000	$532,000	2	0.08	$266,000	7.096	359.00	580	67.69
5.000	$4,405,824	18	0.66	$244,768	5.917	358.31	701	74.09
6.000	$184,088,635	871	27.56	$211,353	5.066	357.20	689	85.95
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$656,964,718	3,007	98.35	$218,478	5.551	358.69	690	81.01
1.500	$5,517,348	27	0.83	$204,346	7.146	358.88	596	77.12
2.000	$4,986,316	19	0.75	$262,438	5.570	358.47	691	77.34
2.500	$532,000	2	0.08	$266,000	7.096	359.00	580	67.69
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$454,000	2	0.07	$227,000	4.933	359.65	661	62.26
5.01 - 10.00	$1,123,799	7	0.17	$160,543	6.037	358.35	670	82.89
10.01 - 15.00	$2,221,071	11	0.33	$201,916	5.933	359.07	685	80.48
15.01 - 20.00	$5,570,618	28	0.83	$198,951	5.565	359.23	699	78.35
20.01 - 25.00	$12,352,055	55	1.85	$224,583	5.555	359.13	693	76.83
25.01 - 30.00	$22,663,490	106	3.39	$213,807	5.676	359.27	694	78.04
30.01 - 35.00	$45,416,035	211	6.80	$215,242	5.665	359.15	684	78.71
35.01 - 40.00	$66,287,468	304	9.92	$218,051	5.744	359.11	687	80.33
40.01 - 45.00	$95,458,827	419	14.29	$227,825	5.674	359.16	687	78.96
45.01 - 50.00	$99,622,516	458	14.91	$217,516	5.665	359.16	683	79.52
50.01 - 55.00	$6,321,685	27	0.95	$234,136	5.665	359.43	696	77.66
> 55.00	$1,326,218	6	0.20	$221,036	6.712	359.25	704	86.63
Not Required	$309,182,600	1,421	46.28	$217,581	5.430	358.14	691	82.95
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		9,136	
Total Outstanding Balance		$2,300,000,300	
Average Loan Balance		$251,751	$9,154 to $4,000,000
WA Mortgage Rate		5.541%	2.490% to 10.000%
WA Mortgage Rate Net LPMI		5.441%	2.490% to 9.750%
Net WAC		5.036%	2.085% to 9.345%
ARM Characteristics			
WA Gross Margin		3.754%	1.500% to 9.750%
WA Months to First Roll		26	1 to 119
WA First Periodic Cap		3.511%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.061%	1.000% to 2.500%
WA Lifetime Cap		11.529%	8.490% to 16.750%
WA Lifetime Floor		3.831%	1.500% to 9.875%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	300 to 360
WA Age (months)		1	0 to 60
WA LTV		80.11%	12.90% to 100.00%
WA FICO		690	
WA DTI%		38.97%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		67.88%	
Prepay Moves Exempted	Soft	15.72%	
	Hard	52.15%	
	No Prepay	32.12%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	50.89%	SFR	72.44%	REDUCED	43.50%	PUR	63.59%	OWNER	81.75%	0	32.12%
FL	7.57%	CND	10.73%	FULL/ALT	23.42%	REFI/CO	26.56%	INV HM	14.93%	6	0.73%
NV	3.82%	PUD	9.42%	SISA	15.37%	REFI	9.85%	2ND HM	3.32%	7	0.09%
AZ	3.18%	2-4 FAMILY	7.00%	NINA	9.99%					12	12.14%
VA	2.91%	TWN	0.41%	NISA	4.21%					24	34.89%
										36	15.06%
										48	0.01%
										60	4.97%

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$3,208,138	11	0.14	$291,649	4.886	359.73	694	74.95
30Y LIB1M - IO	$13,768,149	36	0.60	$382,449	4.608	359.51	715	75.14
30Y LIB3M	$199,801	1	0.01	$199,801	6.000	360.00	710	80.00
30Y LIB3M - IO	$5,043,248	14	0.22	$360,232	5.082	359.78	691	79.18
30Y LIB6M	$43,426,802	172	1.89	$252,481	5.838	359.17	676	81.70
30Y LIB6M - IO	$214,531,425	720	9.33	$297,960	5.260	359.42	702	78.70
30Y LIB12M	$1,781,933	9	0.08	$197,993	6.986	359.75	643	85.88
30Y LIB12M - IO	$9,662,608	34	0.42	$284,194	5.268	359.69	693	77.66
2/28 LIB6M	$623,626,071	2,841	27.11	$219,509	5.563	357.93	681	84.79
2/28 LIB6M - IO	$617,364,552	2,137	26.84	$288,893	5.821	359.27	689	80.05
3/27 LIB6M	$370,293,302	1,886	16.10	$196,338	5.309	358.04	678	80.68
3/27 LIB6M - IO	$178,645,271	665	7.77	$268,640	5.501	359.25	704	75.08
3/1 LIB12M	$23,517,969	43	1.02	$546,930	4.403	355.88	718	71.31
3/1 LIB12M - IO	$56,620,725	91	2.46	$622,206	4.670	356.38	728	72.47
5/25 LIB6M	$27,355,030	112	1.19	$244,241	5.943	359.18	701	71.77
5/25 LIB6M - IO	$89,384,784	331	3.89	$270,045	5.859	359.22	707	71.35
5/1 LIB12M	$1,307,283	5	0.06	$261,457	6.488	359.66	665	85.01
5/1 LIB12M - IO	$6,475,700	9	0.28	$719,522	6.332	358.20	720	75.71
7/23 LIB6M	$1,111,252	4	0.05	$277,813	5.837	356.37	703	77.35
7/23 LIB6M - IO	$7,384,371	11	0.32	$671,306	5.736	349.35	726	65.91
10/20 LIB6M	$111,886	1	0.00	$111,886	5.875	359.00	745	57.43
10/20 LIB6M - IO	$5,180,000	3	0.23	$1,726,667	5.252	357.28	727	64.57
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$2,675,808	69	0.12	$38,780	5.899	357.27	703	85.62
$50,000.01 - $100,000.00	$65,644,276	791	2.85	$82,989	5.835	358.43	682	80.73
$100,000.01 - $150,000.00	$211,678,772	1,688	9.20	$125,402	5.746	358.52	684	81.86
$150,000.01 - $200,000.00	$278,569,581	1,596	12.11	$174,542	5.648	358.62	685	81.15
$200,000.01 - $250,000.00	$293,877,170	1,305	12.78	$225,193	5.555	358.64	688	81.67
$250,000.01 - $300,000.00	$284,933,229	1,038	12.39	$274,502	5.538	358.81	691	80.17
$300,000.01 - $350,000.00	$267,364,167	824	11.62	$324,471	5.511	358.75	691	80.69
$350,000.01 - $400,000.00	$221,590,719	590	9.63	$375,577	5.496	358.60	690	81.32
$400,000.01 - $450,000.00	$147,115,228	346	6.40	$425,189	5.537	358.64	697	80.96
$450,000.01 - $500,000.00	$135,835,871	285	5.91	$476,617	5.488	358.52	689	79.85
$500,000.01 - $550,000.00	$98,668,372	188	4.29	$524,832	5.438	358.60	691	79.57
$550,000.01 - $600,000.00	$79,842,637	138	3.47	$578,570	5.481	358.51	685	78.46
$600,000.01 - $650,000.00	$80,566,626	127	3.50	$634,383	5.373	358.43	685	76.88
$650,000.01 - $700,000.00	$18,970,026	28	0.82	$677,501	5.269	358.87	695	72.42
$700,000.01 - $750,000.00	$42,649,175	58	1.85	$735,331	5.421	358.71	681	73.67
$750,000.01 - $800,000.00	$6,187,861	8	0.27	$773,483	5.110	357.65	693	73.68
$800,000.01 - $850,000.00	$4,141,286	5	0.18	$828,257	4.467	357.61	685	69.93

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$850,000.01 - $900,000.00	$5,264,200	6	0.23	$877,367	5.353	357.34	715	75.43
$900,000.01 - $950,000.00	$1,854,000	2	0.08	$927,000	5.868	358.49	700	75.09
$950,000.01 - $1,000,000.00	$30,707,708	31	1.34	$990,571	5.066	357.55	722	68.62
$1,000,000.01 - $1,050,000.00	$1,032,575	1	0.04	$1,032,575	3.875	357.00	729	57.36
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.05	$1,092,500	3.875	357.00	793	58.26
$1,100,000.01 - $1,150,000.00	$1,112,950	1	0.05	$1,112,950	4.500	359.00	714	69.99
$1,150,000.01 - $1,200,000.00	$1,200,000	1	0.05	$1,200,000	4.875	355.00	756	60.00
$1,250,000.01 - $1,300,000.00	$2,559,941	2	0.11	$1,279,971	5.117	357.98	727	64.92
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.06	$1,365,000	4.000	357.00	743	66.58
$1,450,000.01 - $1,500,000.00	$3,000,000	2	0.13	$1,500,000	5.563	358.00	672	54.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.08	$1,760,000	5.875	357.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.09	$2,000,000	4.250	357.00	796	57.80
$2,700,000.01 - $2,750,000.00	$2,740,621	1	0.12	$2,740,621	6.250	338.00	740	61.09
$3,950,000.01 - $4,000,000.00	$4,000,000	1	0.17	$4,000,000	5.000	357.00	740	64.52
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$2,666,655	68	0.12	$39,216	5.905	357.29	703	85.61
$50,000.01 - $100,000.00	$65,458,761	790	2.85	$82,859	5.840	358.43	682	80.76
$100,000.01 - $150,000.00	$210,826,896	1,683	9.17	$125,269	5.748	358.52	684	81.81
$150,000.01 - $200,000.00	$278,418,551	1,597	12.11	$174,338	5.650	358.62	686	81.15
$200,000.01 - $250,000.00	$292,328,512	1,300	12.71	$224,868	5.550	358.64	688	81.62
$250,000.01 - $300,000.00	$287,380,742	1,048	12.49	$274,218	5.541	358.80	691	80.27
$300,000.01 - $350,000.00	$264,520,560	816	11.50	$324,167	5.518	358.77	691	80.58
$350,000.01 - $400,000.00	$223,935,088	597	9.74	$375,101	5.488	358.58	690	81.43
$400,000.01 - $450,000.00	$146,567,158	345	6.37	$424,832	5.543	358.66	697	80.93
$450,000.01 - $500,000.00	$136,182,010	286	5.92	$476,161	5.475	358.49	690	79.94
$500,000.01 - $550,000.00	$98,573,209	188	4.29	$524,326	5.452	358.64	690	79.46
$550,000.01 - $600,000.00	$80,338,253	139	3.49	$577,973	5.474	358.48	685	78.47
$600,000.01 - $650,000.00	$81,166,062	128	3.53	$634,110	5.371	358.42	686	76.98
$650,000.01 - $700,000.00	$18,970,026	28	0.82	$677,501	5.269	358.87	695	72.42
$700,000.01 - $750,000.00	$41,899,487	57	1.82	$735,079	5.406	358.71	681	73.55
$750,000.01 - $800,000.00	$6,937,549	9	0.30	$770,839	5.233	357.79	693	74.36
$800,000.01 - $850,000.00	$4,141,286	5	0.18	$828,257	4.467	357.61	685	69.93
$850,000.01 - $900,000.00	$5,264,200	6	0.23	$877,367	5.353	357.34	715	75.43
$900,000.01 - $950,000.00	$1,854,000	2	0.08	$927,000	5.868	358.49	700	75.09
$950,000.01 - $1,000,000.00	$30,707,708	31	1.34	$990,571	5.066	357.55	722	68.62
$1,000,000.01 - $1,050,000.00	$1,032,575	1	0.04	$1,032,575	3.875	357.00	729	57.36
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.05	$1,092,500	3.875	357.00	793	58.26
$1,100,000.01 - $1,150,000.00	$1,112,950	1	0.05	$1,112,950	4.500	359.00	714	69.99
$1,150,000.01 - $1,200,000.00	$1,200,000	1	0.05	$1,200,000	4.875	355.00	756	60.00
$1,250,000.01 - $1,300,000.00	$1,260,000	1	0.05	$1,260,000	5.625	359.00	715	70.00

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$1,300,000.01 - $1,350,000.00	$1,299,941	1	0.06	$1,299,941	4.625	357.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.06	$1,365,000	4.000	357.00	743	66.58
$1,450,000.01 - $1,500,000.00	$3,000,000	2	0.13	$1,500,000	5.563	358.00	672	54.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.08	$1,760,000	5.875	357.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.09	$2,000,000	4.250	357.00	796	57.80
$2,700,000.01 - $2,750,000.00	$2,740,621	1	0.12	$2,740,621	6.250	338.00	740	61.09
$3,950,000.01 - $4,000,000.00	$4,000,000	1	0.17	$4,000,000	5.000	357.00	740	64.52
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$7,162,310	34	0.31	$210,656	5.194	358.76	708	74.16
AR	$2,082,680	14	0.09	$148,763	5.818	358.07	679	89.79
AZ	$73,107,471	403	3.18	$181,408	5.650	358.35	679	82.00
CA	$1,170,392,917	3,619	50.89	$323,402	5.481	358.88	695	78.35
CO	$62,594,084	273	2.72	$229,282	5.376	357.08	692	81.38
CT	$11,233,942	46	0.49	$244,216	5.584	357.85	673	83.64
DC	$5,066,605	18	0.22	$281,478	5.674	358.60	666	80.22
DE	$4,978,341	29	0.22	$171,667	5.495	357.71	679	85.99
FL	$174,093,103	902	7.57	$193,008	5.878	358.79	690	81.98
GA	$31,948,288	164	1.39	$194,807	5.580	357.97	686	84.12
HI	$13,279,719	33	0.58	$402,416	5.546	358.57	689	73.82
IA	$4,098,112	37	0.18	$110,760	5.098	357.39	691	87.18
ID	$2,565,192	23	0.11	$111,530	5.777	358.39	660	84.22
IL	$58,517,008	273	2.54	$214,348	5.780	358.45	680	81.61
IN	$8,003,139	63	0.35	$127,034	5.739	358.35	686	84.71
KS	$5,277,190	35	0.23	$150,777	5.563	357.74	689	86.07
KY	$4,079,756	30	0.18	$135,992	5.380	358.23	668	84.03
LA	$4,087,361	26	0.18	$157,206	5.700	357.87	681	82.36
MA	$57,419,157	189	2.50	$303,805	5.232	357.93	690	80.72
MD	$51,059,680	200	2.22	$255,298	5.651	358.53	680	80.91
ME	$4,600,572	23	0.20	$200,025	5.264	357.65	701	77.24
MI	$20,970,705	120	0.91	$174,756	5.779	357.66	678	80.51
MN	$54,590,936	276	2.37	$197,793	5.325	357.96	680	82.80
MO	$14,658,017	104	0.64	$140,942	5.620	357.94	676	86.01
MS	$3,975,837	27	0.17	$147,253	5.280	358.34	660	80.30
MT	$2,269,111	15	0.10	$151,274	6.139	358.25	661	85.63
NC	$18,565,815	123	0.81	$150,942	5.709	358.31	681	83.74
ND	$727,990	7	0.03	$103,999	6.768	358.89	665	80.77
NE	$2,525,917	20	0.11	$126,296	5.655	357.66	673	89.34
NH	$5,916,825	27	0.26	$219,142	5.444	358.04	678	82.24
NJ	$45,177,791	158	1.96	$285,935	6.083	358.09	677	82.82
NM	$5,921,074	31	0.26	$191,002	5.273	357.65	671	81.46
NV	$87,824,235	356	3.82	$246,697	5.677	358.55	695	81.16

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NY	$31,928,020	96	1.39	$332,584	5.261	357.37	677	80.90
OH	$16,585,494	132	0.72	$125,648	5.558	358.13	670	84.47
OK	$1,460,115	13	0.06	$112,317	6.062	358.21	670	87.56
OR	$21,618,175	127	0.94	$170,222	5.321	358.67	688	81.50
PA	$11,354,769	68	0.49	$166,982	5.695	358.39	675	84.05
RI	$6,453,239	24	0.28	$268,885	5.507	358.09	685	79.79
SC	$11,103,820	58	0.48	$191,445	5.439	358.20	684	85.45
SD	$1,314,123	8	0.06	$164,265	4.958	357.68	693	83.58
TN	$10,228,035	70	0.44	$146,115	5.511	358.12	674	83.37
TX	$26,792,271	162	1.16	$165,384	5.880	358.45	692	82.00
UT	$20,788,739	119	0.90	$174,695	5.504	358.58	694	83.64
VA	$66,963,578	278	2.91	$240,876	5.487	358.45	681	81.55
VT	$595,353	1	0.03	$595,353	3.625	355.00	707	38.71
WA	$42,009,748	208	1.83	$201,970	5.321	358.46	678	80.44
WI	$9,284,341	59	0.40	$157,362	5.536	357.83	675	84.72
WV	$1,998,404	10	0.09	$199,840	4.650	357.32	701	86.33
WY	$751,195	5	0.03	$150,239	5.161	357.99	661	88.79
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$1,231,258	4	0.05	$307,814	5.257	358.79	765	18.00
20.01 - 25.00	$134,573	2	0.01	$67,287	4.742	358.57	719	22.52
25.01 - 30.00	$1,043,002	8	0.05	$130,375	4.775	358.72	720	28.11
30.01 - 35.00	$2,803,434	14	0.12	$200,245	4.546	358.61	708	32.33
35.01 - 40.00	$4,104,285	22	0.18	$186,558	4.795	358.27	683	37.80
40.01 - 45.00	$9,179,118	27	0.40	$339,967	4.892	358.48	684	42.68
45.01 - 50.00	$13,753,199	51	0.60	$269,671	5.193	358.36	692	47.54
50.01 - 55.00	$20,547,130	66	0.89	$311,320	4.833	358.44	697	53.18
55.01 - 60.00	$41,430,965	122	1.80	$339,598	4.941	358.37	705	58.34
60.01 - 65.00	$61,478,891	187	2.67	$328,764	5.081	357.51	695	63.42
65.01 - 70.00	$295,097,901	1,053	12.83	$280,245	4.959	359.23	705	69.46
70.01 - 75.00	$99,737,565	357	4.34	$279,377	5.412	358.43	687	73.87
75.01 - 80.00	$1,032,179,087	4,094	44.88	$252,120	5.527	358.90	691	79.76
80.01 - 85.00	$69,255,297	267	3.01	$259,383	5.738	358.16	672	84.00
85.01 - 90.00	$382,683,373	1,694	16.64	$225,905	5.950	358.02	683	89.70
90.01 - 95.00	$262,185,200	1,150	11.40	$227,987	5.965	357.82	678	94.73
95.01 - 100.00	$3,156,023	18	0.14	$175,335	6.457	358.84	723	99.00
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$168,000	1	0.01	$168,000	2.490	359.00	816	65.88
2.500 - 2.999	$2,511,310	4	0.11	$627,827	2.894	359.16	730	59.53
3.000 - 3.499	$11,083,594	30	0.48	$369,453	3.280	357.80	749	70.40
3.500 - 3.999	$78,849,600	248	3.43	$317,942	3.773	357.44	718	72.65
4.000 - 4.499	$154,243,455	533	6.71	$289,387	4.229	357.88	708	74.88
4.500 - 4.999	$420,085,888	1,571	18.26	$267,400	4.723	358.22	698	78.12
5.000 - 5.499	$437,730,426	1,771	19.03	$247,166	5.210	358.56	695	79.26
5.500 - 5.999	$554,468,803	2,309	24.11	$240,134	5.704	358.80	685	80.95
6.000 - 6.499	$278,448,953	1,135	12.11	$245,329	6.194	358.72	682	81.35
6.500 - 6.999	$193,371,818	736	8.41	$262,733	6.695	358.98	674	84.06
7.000 - 7.499	$74,282,599	327	3.23	$227,164	7.195	359.13	674	86.04
7.500 - 7.999	$53,766,900	270	2.34	$199,137	7.698	359.24	664	87.81
8.000 - 8.499	$17,329,345	85	0.75	$203,875	8.166	359.23	654	87.16
8.500 - 8.999	$13,416,917	73	0.58	$183,793	8.676	359.39	655	88.68
9.000 - 9.499	$6,014,363	24	0.26	$250,598	9.216	359.45	672	89.70
9.500 - 9.999	$3,261,828	15	0.14	$217,455	9.665	359.87	630	87.13
10.000 - 10.499	$966,500	4	0.04	$241,625	10.000	359.34	638	94.55
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$1,666,076,530	6,710	72.44	$248,298	5.505	358.52	686	80.45
CND	$246,854,764	1,097	10.73	$225,027	5.487	358.67	703	79.99
PUD	$216,615,212	735	9.42	$294,715	5.690	358.81	697	78.79
2-4 FAMILY	$160,982,178	538	7.00	$299,223	5.769	358.66	702	78.62
TWN	$9,336,726	55	0.41	$169,759	5.916	359.31	684	77.44
COOP	$134,889	1	0.01	$134,889	7.000	359.00	N/A	90.00
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$1,462,484,706	5,989	63.59	$244,195	5.576	358.71	699	81.52
REFI/CO	$610,939,755	2,239	26.56	$272,863	5.509	358.48	672	77.75
REFI	$226,575,839	908	9.85	$249,533	5.399	357.98	678	77.29
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,880,286,309	7,206	81.75	$260,933	5.501	358.58	686	80.34
INV HM	$343,281,192	1,644	14.93	$208,809	5.804	358.60	706	79.51
2ND HM	$76,432,799	286	3.32	$267,248	5.343	358.35	704	77.04
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
241 - 300	$188,580	1	0.01	$188,580	5.375	300.00	657	90.00
301 - 360	$2,299,811,719	9,135	99.99	$251,758	5.541	358.58	690	80.11
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$1,000,500,263	3,460	43.50	$289,162	5.620	358.96	696	78.29
FULL/ALT	$538,725,163	2,404	23.42	$224,095	5.423	358.87	681	78.40
SISA	$353,545,350	1,471	15.37	$240,344	5.149	357.24	682	84.38
NINA	$229,655,981	1,032	9.99	$222,535	5.500	357.69	694	84.36
NISA	$96,785,772	434	4.21	$223,009	6.466	359.32	695	82.06
NO RATIO	$72,527,572	296	3.15	$245,026	6.105	359.32	694	80.75
NAV	$7,727,473	36	0.34	$214,652	5.715	358.41	660	82.73
LISA	$532,726	3	0.02	$177,575	5.270	352.17	712	71.22
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$2,013,073	8	0.09	$251,634	5.863	358.12	N/A	75.79
> 820	$548,000	1	0.02	$548,000	3.375	357.00	836	80.00
801 - 820	$9,556,703	41	0.42	$233,090	5.128	358.67	807	76.96
781 - 800	$62,310,804	237	2.71	$262,915	5.038	358.68	790	74.21
761 - 780	$137,498,349	521	5.98	$263,912	5.127	358.60	770	77.63
741 - 760	$193,976,117	710	8.43	$273,206	5.293	358.69	750	78.22
721 - 740	$224,908,300	839	9.78	$268,067	5.363	358.41	730	79.19
701 - 720	$282,747,916	1,126	12.29	$251,108	5.376	358.66	710	80.21
681 - 700	$326,300,880	1,314	14.19	$248,326	5.459	358.62	690	79.79
661 - 680	$335,447,252	1,323	14.58	$253,550	5.586	358.55	670	81.19
641 - 660	$344,812,144	1,421	14.99	$242,655	5.789	358.55	650	81.74
621 - 640	$275,301,073	1,117	11.97	$246,465	5.797	358.42	631	82.36

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
601 - 620	$83,858,943	385	3.65	$217,815	6.203	358.85	612	80.05
581 - 600	$11,562,858	51	0.50	$226,723	6.464	358.77	595	76.59
561 - 580	$3,682,244	14	0.16	$263,017	6.545	357.32	572	69.14
541 - 560	$1,828,049	12	0.08	$152,337	8.193	359.33	553	65.90
521 - 540	$1,974,572	8	0.09	$246,821	7.979	359.46	531	68.64
501 - 520	$1,673,023	8	0.07	$209,128	7.457	357.23	512	69.46
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$738,834,390	2,758	32.12	$267,888	5.453	358.06	696	80.05
6	$16,736,225	66	0.73	$253,579	5.739	359.04	701	78.47
7	$1,963,800	5	0.09	$392,760	4.045	360.00	757	70.17
12	$279,125,823	982	12.14	$284,242	5.404	359.10	692	78.65
24	$802,433,906	3,254	34.89	$246,599	5.655	358.74	684	81.93
36	$346,346,244	1,661	15.06	$208,517	5.449	358.77	683	78.50
48	$281,500	2	0.01	$140,750	5.357	359.46	705	75.40
60	$114,278,412	408	4.97	$280,094	5.919	358.79	700	76.48
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$280,366,144	955	12.19	$293,577	5.311	359.35	699	78.96
7 - 12	12	$11,444,541	43	0.50	$266,152	5.535	359.70	686	78.94
13 - 18	17	$1,831,093	9	0.08	$203,455	6.098	353.23	665	90.81
19 - 24	23	$1,239,384,463	4,969	53.89	$249,423	5.691	358.61	685	82.42
25 - 31	30	$25,720,551	58	1.12	$443,458	4.501	354.00	707	71.03
32 - 37	34	$602,943,202	2,626	26.21	$229,605	5.306	358.33	691	78.29
50 - 55	54	$1,681,701	3	0.07	$560,567	5.935	353.98	672	74.94
56 - 61	59	$122,841,096	454	5.34	$270,575	5.909	359.23	707	71.77
62 - 67	62	$2,740,621	1	0.12	$2,740,621	6.250	338.00	740	61.09
68 - 73	72	$920,000	2	0.04	$460,000	4.864	348.00	721	68.42
74 - 79	78	$1,173,746	2	0.05	$586,873	5.284	353.65	714	73.56
80 - 85	83	$3,661,256	10	0.16	$366,126	5.745	358.94	713	69.90
> 85	117	$5,291,886	4	0.23	$1,322,971	5.265	357.32	727	64.42
		$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Range of Margin

(Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$684,066	4	0.03	$171,016	4.806	359.42	769	55.94
1.750 - 1.999	$14,003,172	63	0.61	$222,273	3.850	357.44	732	74.62
2.000 - 2.249	$25,670,328	109	1.12	$235,508	4.250	357.67	705	73.04
2.250 - 2.499	$187,330,860	440	8.14	$425,752	4.818	356.86	718	72.97
2.500 - 2.749	$72,545,152	270	3.15	$268,686	4.691	357.42	695	77.72
2.750 - 2.999	$149,535,002	578	6.50	$258,711	4.957	357.66	693	81.28
3.000 - 3.249	$240,282,098	973	10.45	$246,950	5.112	358.11	700	84.26
3.250 - 3.499	$378,641,337	1,508	16.46	$251,088	5.392	358.89	725	79.56
3.500 - 3.749	$244,065,064	973	10.61	$250,838	5.477	359.00	688	80.77
3.750 - 3.999	$411,419,792	1,663	17.89	$247,396	5.861	359.43	673	78.03
4.000 - 4.249	$24,855,331	123	1.08	$202,076	6.222	357.80	683	84.69
4.250 - 4.499	$36,102,915	159	1.57	$227,062	5.921	358.85	663	79.16
4.500 - 4.749	$31,930,047	151	1.39	$211,457	5.592	358.93	679	81.07
4.750 - 4.999	$31,430,168	165	1.37	$190,486	5.682	358.88	665	81.80
5.000 - 5.249	$107,762,591	511	4.69	$210,886	6.279	358.83	679	81.69
5.250 - 5.499	$50,669,170	279	2.20	$181,610	5.820	358.78	656	81.21
5.500 - 5.749	$53,475,537	319	2.33	$167,635	5.969	358.80	653	80.77
5.750 - 5.999	$94,445,548	375	4.11	$251,855	6.248	358.81	665	80.89
6.000 - 6.249	$81,669,490	247	3.55	$330,646	6.511	358.78	652	84.99
6.250 - 6.499	$46,143,715	156	2.01	$295,793	6.718	358.73	641	90.42
6.500 - 6.749	$8,468,032	29	0.37	$292,001	6.734	358.46	630	91.36
6.750 - 6.999	$1,970,039	8	0.09	$246,255	6.414	358.66	657	81.02
7.000 - 7.249	$1,274,922	4	0.06	$318,731	7.250	358.92	636	78.48
7.250 - 7.499	$1,502,302	7	0.07	$214,615	7.996	359.11	638	83.74
7.500 - 7.749	$1,293,721	9	0.06	$143,747	8.037	359.03	649	83.57
7.750 - 7.999	$346,892	1	0.02	$346,892	9.000	359.00	653	95.00
8.000 - 8.249	$367,421	1	0.02	$367,421	8.375	360.00	717	95.00
8.250 - 8.499	$397,829	2	0.02	$198,914	9.159	360.00	587	75.52
8.500 - 8.749	$547,700	3	0.02	$182,567	8.738	359.63	651	87.36
8.750 - 8.999	$147,250	1	0.01	$147,250	9.125	360.00	667	95.00
9.000 - 9.249	$312,958	1	0.01	$312,958	9.250	359.00	643	95.00
9.250 - 9.499	$250,000	1	0.01	$250,000	9.500	360.00	700	94.34
9.500 - 9.749	$288,852	2	0.01	$144,426	9.875	359.56	642	94.82
9.750 - 9.999	$171,000	1	0.01	$171,000	10.000	360.00	676	95.00
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.000 - 8.499	$168,000	1	0.01	$168,000	2.490	359.00	816	65.88
8.500 - 8.999	$1,733,486	5	0.08	$346,697	3.116	358.71	739	49.89
9.000 - 9.499	$10,510,594	28	0.46	$375,378	3.332	357.64	747	70.50
9.500 - 9.999	$99,269,468	307	4.32	$323,353	4.020	357.84	716	73.58
10.000 - 10.499	$156,784,371	545	6.82	$287,678	4.270	357.83	709	74.96

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.500 - 10.999	$417,992,843	1,566	18.17	$266,918	4.745	358.20	699	78.14
11.000 - 11.499	$433,780,487	1,763	18.86	$246,047	5.223	358.60	696	79.22
11.500 - 11.999	$544,780,985	2,273	23.69	$239,675	5.715	358.82	684	80.95
12.000 - 12.499	$273,422,960	1,117	11.89	$244,783	6.188	358.73	681	81.46
12.500 - 12.999	$191,293,577	720	8.32	$265,686	6.659	358.97	675	84.39
13.000 - 13.499	$72,301,104	322	3.14	$224,538	7.164	359.09	674	86.45
13.500 - 13.999	$51,184,967	259	2.23	$197,625	7.648	359.12	668	88.21
14.000 - 14.499	$17,898,479	87	0.78	$205,730	7.971	358.64	654	88.14
14.500 - 14.999	$15,892,164	86	0.69	$184,793	8.459	359.42	643	86.01
15.000 - 15.499	$7,038,984	29	0.31	$242,724	8.957	359.41	646	85.13
15.500 - 15.999	$3,448,186	16	0.15	$215,512	9.397	359.59	629	87.11
16.000 - 16.499	$1,670,428	7	0.07	$238,633	9.621	359.46	624	85.19
16.500 - 16.999	$829,217	5	0.04	$165,843	9.420	359.76	569	71.10
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$3,875,567	9	0.17	$430,619	4.473	355.70	716	74.81
09/04	$1,538,100	4	0.07	$384,525	4.785	357.75	686	82.53
10/04	$6,053,478	16	0.26	$378,342	4.469	358.69	694	73.56
11/04	$15,770,304	56	0.69	$281,613	5.042	359.12	704	80.47
12/04	$21,758,219	77	0.95	$282,574	5.186	357.98	687	81.37
01/05	$95,463,296	324	4.15	$294,640	5.095	359.00	700	78.74
02/05	$121,753,710	425	5.29	$286,479	5.588	360.00	702	79.33
03/05	$14,153,470	44	0.62	$321,670	5.520	360.00	675	75.01
06/05	$758,400	3	0.03	$252,800	4.903	358.00	655	80.00
07/05	$1,891,032	8	0.08	$236,379	5.985	359.00	681	82.96
08/05	$6,119,759	24	0.27	$254,990	5.442	360.00	693	78.55
09/05	$2,675,350	8	0.12	$334,419	5.611	360.00	681	76.67
12/05	$517,034	2	0.02	$258,517	6.110	352.00	667	90.00
01/06	$384,969	1	0.02	$384,969	6.375	353.00	668	94.88
02/06	$929,090	6	0.04	$154,848	5.977	354.00	663	89.57
03/06	$2,864,928	13	0.12	$220,379	6.011	355.23	655	80.04
04/06	$65,964,965	265	2.87	$248,924	4.853	356.00	681	86.34
05/06	$203,003,998	885	8.83	$229,383	5.085	357.01	685	86.95
06/06	$230,360,968	998	10.02	$230,823	5.727	358.00	679	86.00
07/06	$379,589,905	1,399	16.50	$271,329	6.077	359.00	681	81.26
08/06	$308,429,694	1,221	13.41	$252,604	5.748	360.00	697	78.55
09/06	$49,624,402	189	2.16	$262,563	5.780	359.90	677	75.17
10/06	$481,543	1	0.02	$481,543	4.500	350.00	718	49.58
12/06	$1,898,782	6	0.08	$316,464	5.229	352.00	601	72.93
01/07	$2,703,117	8	0.12	$337,890	4.896	353.00	725	74.89
02/07	$9,403,825	22	0.41	$427,447	4.332	354.00	702	73.91

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
03/07	$10,778,887	20	0.47	$538,944	4.385	355.00	726	67.36
04/07	$35,355,989	139	1.54	$254,360	4.717	356.01	695	79.45
05/07	$147,761,511	548	6.42	$269,638	4.803	357.06	701	79.75
06/07	$156,325,875	792	6.80	$197,381	5.403	358.23	680	80.78
07/07	$151,733,143	736	6.60	$206,159	5.588	359.00	683	77.40
08/07	$98,012,902	359	4.26	$273,016	5.660	360.00	703	74.02
09/07	$13,753,782	52	0.60	$264,496	5.472	360.00	694	71.61
01/09	$560,000	1	0.02	$560,000	5.625	353.00	652	69.48
02/09	$596,701	1	0.03	$596,701	6.500	354.00	665	80.00
03/09	$525,000	1	0.02	$525,000	5.625	355.00	702	75.00
04/09	$1,891,356	8	0.08	$236,419	5.052	356.00	715	76.74
05/09	$2,437,852	7	0.11	$348,265	5.713	357.00	743	72.28
06/09	$14,167,455	56	0.62	$252,990	6.008	358.02	714	76.18
07/09	$51,125,048	178	2.22	$287,219	5.875	359.00	714	71.16
08/09	$42,678,086	168	1.86	$254,036	6.017	360.00	698	72.80
09/09	$10,541,300	37	0.46	$284,900	5.698	360.00	690	63.58
10/09	$2,740,621	1	0.12	$2,740,621	6.250	338.00	740	61.09
08/10	$920,000	2	0.04	$460,000	4.864	348.00	721	68.42
10/10	$316,746	1	0.01	$316,746	5.375	350.00	778	75.23
03/11	$857,000	1	0.04	$857,000	5.250	355.00	691	72.94
04/11	$375,000	1	0.02	$375,000	5.625	356.00	733	72.82
06/11	$481,931	2	0.02	$240,966	5.126	358.00	733	70.36
07/11	$1,402,575	3	0.06	$467,525	6.036	359.00	709	70.55
08/11	$1,148,750	3	0.05	$382,917	5.771	360.00	695	69.42
09/11	$253,000	1	0.01	$253,000	5.375	360.00	746	63.25
05/14	$4,000,000	1	0.17	$4,000,000	5.000	357.00	740	64.52
06/14	$900,000	1	0.04	$900,000	5.750	358.00	688	60.00
07/14	$391,886	2	0.02	$195,943	6.857	359.00	687	73.56
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$4,161,200	9	0.18	$462,356	4.434	359.19	721	74.14
3	$18,058,136	53	0.79	$340,720	4.845	359.70	703	76.52
6	$257,958,227	892	11.22	$289,191	5.357	359.38	698	79.21
12	$11,444,541	43	0.50	$266,152	5.535	359.70	686	78.94
24	$1,240,990,623	4,978	53.96	$249,295	5.692	358.60	685	82.43
36	$629,077,267	2,685	27.35	$234,293	5.272	358.15	691	78.00
60	$124,522,797	457	5.41	$272,479	5.909	359.16	706	71.81
84	$8,495,623	15	0.37	$566,375	5.749	350.27	723	67.40
120	$5,291,886	4	0.23	$1,322,971	5.265	357.32	727	64.42
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$288,678,118	981	12.55	$294,269	5.291	359.42	700	78.92
1.500	$5,354,031	24	0.23	$223,085	6.938	358.67	601	78.26
2.000	$87,483,483	159	3.80	$550,211	4.663	356.35	720	73.08
3.000	$1,292,994,345	5,326	56.22	$242,770	5.857	359.21	686	78.83
4.000	$532,000	2	0.02	$266,000	7.096	359.00	580	67.69
5.000	$28,083,782	89	1.22	$315,548	5.922	358.30	712	73.17
6.000	$596,874,541	2,555	25.95	$233,610	5.073	357.12	689	84.82
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$2,152,375,540	8,818	93.58	$244,089	5.560	358.69	689	80.62
1.500	$16,811,444	75	0.73	$224,153	7.027	358.78	595	74.81
2.000	$130,281,316	241	5.66	$540,586	5.025	356.55	718	72.41
2.500	$532,000	2	0.02	$266,000	7.096	359.00	580	67.69
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$2,774,600	5	0.12	$554,920	3.909	357.21	741	67.05
5.01 - 10.00	$5,346,459	17	0.23	$314,498	5.477	358.06	709	78.20
10.01 - 15.00	$8,985,655	43	0.39	$208,969	5.554	359.01	711	79.06
15.01 - 20.00	$23,277,717	98	1.01	$237,528	5.267	358.59	711	76.29
20.01 - 25.00	$54,225,779	202	2.36	$268,444	5.526	358.83	694	77.22
25.01 - 30.00	$95,051,455	354	4.13	$268,507	5.611	358.30	696	76.50
30.01 - 35.00	$168,112,865	621	7.31	$270,713	5.630	358.97	694	78.18
35.01 - 40.00	$262,449,132	986	11.41	$266,176	5.703	359.04	688	79.05
40.01 - 45.00	$344,044,973	1,266	14.96	$271,757	5.718	359.07	688	78.89
45.01 - 50.00	$292,737,115	1,231	12.73	$237,804	5.625	359.10	684	79.40
50.01 - 55.00	$21,979,135	78	0.96	$281,784	5.593	359.18	682	75.23
> 55.00	$4,149,501	18	0.18	$230,528	6.653	359.65	674	81.09
Not Required	$1,016,865,914	4,217	44.21	$241,135	5.399	358.06	690	82.05
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

MBS New Transaction

Computational Materials

$[2,300,000,000]
(Approximate)

Impac Secured Assets Corp.
Depositor

MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-3

Impac Funding Corporation
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement or other final offering document relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the publicly offered securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to such securities has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement, or other final offering document relating to the Certificates, relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement, or other final offering documents relating to the Certificates, may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: August 19, 2004*

$2,300,000,000 (Approximate)
Impac Secured Assets Corp., Mortgage Pass-Through Certificates, Series 2004-3

Class (1)(2)	Principal Amount (3)	WAL (Years) Call/Mat (4)(5)	Payment Window (Mos) Call /Mat (5)	Expected Ratings (S&P/Moody's) (6)	Last Scheduled Distribution Date	Certificate Type
1-A-1	$238,966,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Super Senior
1-A-2	$100,529,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Super Senior
1-A-3	$73,000,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Super Senior
1-A-4	$962,489,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Super Senior
1-A-5	$152,568,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Senior Support
2-A-1	$400,124,000	2.40 / 2.62	1 - 76 / 1 - 181	AAA/Aaa	December 2034	Floating Rate Senior
2-A-2	$225,124,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Senior
M-1	$26,450,000	4.40 / 4.79	38 - 76 / 38 - 119	AA+/Aa1	December 2034	Floating Rate Mezzanine
M-2	$23,000,000	4.38 / 4.73	38 - 76 / 38 - 113	AA+/Aa2	December 2034	Floating Rate Mezzanine
M-3	$23,000,000	4.38 / 4.68	38 - 76 / 38 - 107	AA+/Aa3	December 2034	Floating Rate Mezzanine
M-4	$23,000,000	4.36 / 4.60	37 - 76 / 37 - 99	AA/A1	December 2034	Floating Rate Mezzanine
M-5	$23,000,000	4.34 / 4.43	37 - 76 / 37 - 89	AA/A2	December 2034	Floating Rate Mezzanine
B	$28,750,000	3.80	37 - 74	A+/Baa1	December 2034	Floating Rate Mezzanine
C				Not Offered		
P				Not Offered		
R				Not Offered		
Total:	**$2,300,000,000**					

(1) *The Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4 and Class 1-A-5 Certificates (collectively, the "**Class 1-A Certificates**" which are not offered herein) are backed primarily by the cashflows from the Group 1 Mortgage Loans, and the Class 2-A-1 and Class 2-A-2 Certificates, which is not offered herein, (collectively, the "**Class 2-A Certificates**", and together, with the Class 1-A Certificates, the "**Senior Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificates related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "**Mezzanine Certificates**") are backed by the cashflows from all of the Mortgage Loans.*

(2) *The Pass-Through Rate on the Offered Certificates will be subject to a cap equal to the lesser of (i) 11.25% per annum and (ii) the Net WAC Rate (as described below).*

(3) *The principal balance of each Class of Certificates is subject to a 5% variance.*

(4) *The margin on the Senior Certificates doubles and the margin on the Mezzanine Certificates is equal to 1.5x the related original margin after the Clean-up Call date.*

(5) *See "Pricing Prepayment Speed" below.*

(6) *Rating Agency Contacts:Becky Cao, Standard & Poors., 212.438.2595; Ido Gonen, Moodys Investor Service, Inc., 212.553.0323.*

Trust: Mortgage Pass-Through Certificates, Series 2004-3.

Depositor: Impac Secured Assets Corp.

Seller: Impac Funding Corporation.

Master Servicer: Impac Funding Corporation.

Sub-Servicers: Commencing on or before October 1, 2004, Countrywide Home Loans L.P. and Wells Fargo Bank, N.A., respectively, will act as sub-servicer with respect to no less than approximately 75% and no more than 25% of the Mortgage Loans, respectively, deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer.

Underwriter: Countrywide Securities Corporation (Lead Manager) and Bear, Stearns & Co. Inc. (Co-Manager).

Trustee:	Deutsche Bank National Trust Company.
Securities Administrator:	Wells Fargo Bank, N.A.
Offered Certificates:	The (i) Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4 and Class 1-A-5 Certificates (collectively, the "***Class 1-A Certificates***" *which are not offered herein*), (ii) Class 2-A-1 and Class 2-A-2 Certificates, *which is not offered herein,* (collectively, the "***Class 2-A Certificates***" and, together with the Class 1-A Certificates, the "***Senior Certificates***") and (iii) the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "***Mezzanine Certificates***") are collectively referred to herein as the "***Offered Certificates.***"
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	August 1, 2004.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of August 1, 2004, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	August [23], 2004.
Expected Closing Date:	August [31], 2004.
Expected Settlement Date:	August [31], 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in September 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	Subject to certain conditions, the Offered Certificates are expected to be eligible for purchase by certain employee benefit and other plans subject to ERISA and to Section 4975 of the Internal Revenue Code of 1986, as amended.
SMMEA Eligibility:	The Senior Certificates and Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B Certificates will not be SMMEA eligible.

Optional Termination: The terms of the transaction allow for a clean-up call by the holder of the Class C Certificates (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of the Pre-Funded Amount and the Cut-off Date Balance. To the extent the Clean-up Call is not exercised by the holder of the Class C Certificates, Countrywide Home Loans L.P. will have the right to call the deal once the aggregate principal balance of the Mortgage Loans is less than or equal to 5% of the sum of the Pre-Funded Amount an the Cut-off Date Balance.

Pricing Prepayment Speed: The Offered Certificates will be priced based on an assumed collateral prepayment speed of 30% CPR.

Mortgage Loans: The Trust will include mortgage loans (the "***Mortgage Loans***") having an aggregate principal balance as of the Sample Pool Calculation Date (the "***Sample Pool Calculation Date Balance***") of approximately $2,300,000,299.95 all of which are adjustable rate mortgage loans secured by first liens on the related mortgaged properties. The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "***Sample Pool***") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date or, with respect to Subsequent Mortgage Loans, during the Funding Period. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Pre-Funded Amount: A deposit of not more than $575,000,000 (the ***"Pre-Funded Amount"***) will be made to a pre-funding account (the ***"Pre-Funding Account"***) on the Closing Date. From the Closing Date through no later than November 30, 2004 (the ***"Funding Period"***), the Pre-Funded Amount will be used to purchase subsequent mortgage loans (the ***"Subsequent Mortgage Loans"***), which will be included in the Trust to create a final pool of Mortgage Loans (the ***"Final Pool"***). The characteristics of the Final Pool may vary from the characteristics of the Mortgage Pool, although any such difference is not expected to be material. It is expected that, after giving effect to the purchase of Subsequent Mortgage Loans during the Funding Period, the Final Pool of Mortgage Loans will be comprised of approximately $330,547,298 of Group 1 Mortgage Loans and approximately $219,452,702 of Group 2 Mortgage Loans. Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the Certificates on the immediately following Distribution Date.

Pass-Through Rate: The Pass-Through Rate for each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, (b) the related Net WAC Rate and (c) a fixed rate of 11.25%.

Premium Rate: Approximately 9.35% of the Mortgage Loans by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "***Premium Rate***" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all Mortgage Loans. As of the Sample Pool Calculation Date, the weighted average Premium Rate of the Sample Pool is approximately 0.099%.

Net Mortgage Rate: The ***"Net Mortgage Rate"*** will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a servicing fee rate of 0.375%, (b) a master servicing fee rate of 0.030% and (c) the Premium Rate, expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans (in the case of (c), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).

Net WAC Rate:

The "***Net WAC Rate***" is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
1-A	The weighted average Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The (i) weighted average Net Mortgage Rate of the Group 2 Mortgage Loans less (ii) the Certificate Guaranty Insurance Policy premium rate (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Mezzanine Certificates	The weighted average of the Net Mortgage Rate of the Group 1 and Group 2 Mortgage Loans, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net WAC Rate Shortfall:

Any shortfalls in interest payments on a Class of Certificates resulting from any excess of (a) interest accrued on the related Certificates at the lesser of (i) one-month LIBOR plus the related margin and (ii) 11.25%, over (b) interest accrued on the Mortgage Loans at the related Net WAC Rate (any such shortfalls, "***Net WAC Rate Shortfalls***") on each Distribution Date, plus unpaid Net WAC Rate Shortfalls from prior Distribution Dates (to the extent not covered by the related Corridor Contract, as defined below), will be paid in the current month or carried forward for payment on subsequent Distribution Dates, together with interest thereon at the Pass-Through Rate for such Distribution Date, to the extent of amounts available from Excess Cashflow, as described under "***Priority of Payments***" below.

Corridor Contracts:

The Trust will include a Corridor Contract for the benefit of the Class 1-A, Class 2-A and Mezzanine Certificates (the "***Class 1-A Corridor Contract***," "***Class 2-A Corridor Contract***" and "***Mezzanine Corridor Contract***," respectively, and, collectively, the "***Corridor Contracts***"). In addition, the trust will include a Corridor Contract for the sole benefit of the Class 2-A-1 Certificates (the "***Class 2-A-1 Corridor Contract***"). On the Closing Date, the notional amount of the Class 1-A Corridor Contract, Class 2-A Corridor Contract, Mezzanine Corridor Contract and Class 2-A-1 Corridor Contract, respectively, will equal $1,527,552,000, $625,248,000, $147,200,000 and $400,124,000, respectively, and will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto). With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates, *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls, (c) the Mezzanine Corridor Contract will be available to pay the holders of the Mezzanine Certificates, *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls and (d) the Class 2-A-1 Corridor Contract will be available to pay the holders of the Class 2-A-1 Certificates. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net WAC Rate Shortfalls on the related Certificates will be distributed to the holder of the Class C Certificates and will not be available for payments of Net WAC Rate Shortfalls on the related Certificates thereafter.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow
4) Certificate Guaranty Insurance Policy

Class of Certificates	S&P/Moody's	Initial Subordination (after required target is reached) (1)	Target Subordination at Stepdown (1)
1-A	AAA/Aaa	6.75%	13.50%
2-A	AAA/Aaa	6.75%	13.50%
M-1	AA+/Aa1	5.60%	11.20%
M-2	AA+/Aa2	4.60%	9.20%
M-3	AA+/Aa3	3.60%	7.20%
M-4	AA/A1	2.60%	5.20%
M-5	AA/A2	1.60%	3.20%
B	A+/Baa1	0.35%	0.70%

(1) Initial Overcollateralization at closing is zero. Does not include any credit for Excess Interest.

Subordination: The Mezzanine Certificates will be Mezzanine to, and provide credit support for, the Senior Certificates. The Mezzanine Certificates will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in January 2005 after which time the required target Overcollateralization (the "***Overcollateralization Target Amount***") will increase to 0.35% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans and the Pre-Funded Amount (approximately $8,050,000). The required Overcollateralization amount does not stepdown.

Excess Cashflow: "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under clauses 1) and 2) of "Certificates Priority of Distributions."

Certificate Guaranty Insurance Policy: Ambac Assurance Corporation will guarantee the ultimate payment of principal of and current interest on the Class 2-A Certificates only, except shortfalls and losses resulting from prepayment interest shortfalls, Servicemembers Relief Act shortfalls and NET WAC Rate shortfalls. Ambac's claims paying ability is rated AAA and Aaa by S&P and Moody's, respectively.

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds 44.50% times the Senior Enhancement Percentage. As used above, the "***Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, (a) the numerator of which is equal to the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and (b) the denominator of which is equal to the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger:

With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will be in effect if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the sum of the Cut-off Date Balance and Pre-Funded Amount, as set forth below:

Period *(month)*	**Percentage**
37 – 48	1.00% with respect to September 2007, plus an additional 1/12th of 0.50% for each month thereafter until August 2008
49 – 60	1.50% with respect to September 2008, plus an additional 1/12th of 0.50% for each month thereafter until August 2009
61 – 72	2.00% with respect to September 2009, plus an additional 1/12th of 0.50% for each month thereafter until August 2010
73 +	2.50%

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in September 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 86.50% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Mezzanine Certificates, beginning with the Class B Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates and, thereafter, with respect to the Group 1 Mortgage Loans, to the Class 1-A Certificates, *pro rata*, based on their then unpaid principal balance; provided, however, that any losses allocable to the Class 1-A-1, Class 1-A-2, Class 1-A-3 and Class 1-A-4 Certificates will instead be applied to the Class 1-A-5 Certificates until the Class 1-A-5 Certificates have been reduced to zero. Any Realized Losses allocated to the Mezzanine Certificates and Class 1-A Certificates will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Any Realized Losses otherwise attributable to the Class 2-A Certificates and not covered as described above will result in a draw on the Certificate Guaranty Insurance Policy (subject to certain exceptions described above).

Certificates Priority of Distributions:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, trustee fees, private mortgage insurance premium fees and, in the case of the Group 2 Mortgage Loans, the Certificate Guaranty Insurance Policy premium rate) will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (i) first, from interest funds related to the Group 1 and Group 2 Mortgage Loans, respectively, current and unpaid interest concurrently to (a) concurrently, to the Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4 and Class 1-A-5 Certificates and (b) concurrently, to the Class 2-A-1 and Class 2-A-2 Certificates, respectively, and (ii) second, from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates;
2) Principal funds, as follows: (i) to the Senior Certificates, then (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates, each as described more fully under "Principal Paydown" below;

3) Any remaining Excess Cashflow, with respect to the Group 2 Mortgage Loans, to pay the Certificate Insurer the aggregate of all payments made by the Certificate Insurer under the Certificate Guaranty Insurance Policy with respect to the Class 2-A Certificates, including interest thereon, to the extent not previously paid or reimbursed.
4) Beginning on the Distribution Date in February 2005, any remaining Excess Cashflow, to the Senior Certificates and/or Mezzanine Certificates (as applicable) to build or maintain Overcollateralization as described under "Overcollateralization" above and "Principal Paydown" below, respectively;
5) Any remaining Excess Cashflow to pay (i) any unpaid interest sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates;
6) Any remaining Excess Cashflow to pay (i) *pro rata* to (a) the Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4 and Class 1-A-5 Certificates, *pro rata,* based on related unpaid realized loss amounts; provided, however, that any amounts payable to the Class 1-A-5 Certificates will first be used to reduce unpaid realized loss amounts related to the Class 1-A-1, Class 1-A-2, Class 1-A-3, and Class 1-A-4 Certificates (if any) and (ii) second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates, in respect of unpaid realized loss amounts;
7) Any remaining Excess Cashflow, with respect to the Group 1 Mortgage Loans, to pay the Certificate Insurer the aggregate of all payments made by the Certificate Insurer under the Certificate Guaranty Insurance Policy with respect to the Class 2-A Certificates, including interest thereon, to the extent not previously paid or reimbursed.
8) Any remaining Excess Cashflow to pay Net WAC Rate Shortfall (after application of amounts received under the related Corridor Contract, as described above); and
9) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net WAC Rate Shortfall (after application of amounts received under the related Corridor Contract) shall generally be distributed to the Offered Certificates on a *pro rata* basis, first, based on the certificate principal balances thereof and second based on any remaining unpaid Net WAC Rate Shortfall.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates as follow: concurrently, as follows: (i) from principal funds related to the Group 1 Mortgage Loans, *pro rata*, (a) sequentially, to the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Certificates and (b) *pro rata*, to the Class 1-A-4 and Class 1-A-5 Certificates and (ii) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A-1 Certificate and Class 2-A-2 Certificates *pro rata*; provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, a Class of Senior Certificates are retired prior to the other Senior Certificates, 100% of the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all of the Senior and Mezzanine Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates, as follows: (a) from principal funds related to the Group 1 Mortgage Loans *pro rata,* (x) sequentially, to the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Certificates and (y) *pro rata*, to the Class 1-A-4 and Class 1-A-5 Certificates and (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A-1 Certificate and Class 2-A-2 Certificates *pro rata*, such that the aggregate principal balance of the Senior Certificates will have 13.50% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 11.20% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 9.20% Subordination, (iv) fourth, to the Class M-3

Certificates such that the Class M-3 Certificates will have 7.20% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 5.20% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 3.20% Subordination and (vii) seventh, to the Class B Certificates such that the Class B Certificates will have 0.70% Subordination.

[Discount Margin Tables, Corridor Contract Schedules, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 2-A-1 (To Call)

Margin	0.320%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	32	32	32	32
WAL (yr)	19.03	3.08	2.40	1.43	1.09
MDUR (yr)	15.59	2.94	2.32	1.40	1.08
First Prin Pay	Sep04	Sep04	Sep04	Sep04	Sep04
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class 2-A-1 (To Maturity)

Margin	0.320%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	34	34	35	34
WAL (yr)	19.10	3.36	2.62	1.56	1.17
MDUR (yr)	15.63	3.18	2.51	1.53	1.15
First Prin Pay	Sep04	Sep04	Sep04	Sep04	Sep04
Last Prin Pay	Jul34	Jun23	Sep19	Dec13	Nov11

Class M-1 (To Call)

Margin	0.600%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	60	60	60	60
WAL (yr)	25.76	5.36	4.40	3.64	2.99
MDUR (yr)	19.65	5.03	4.19	3.51	2.90
First Prin Pay	Oct25	Sep07	Oct07	Feb08	Aug07
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class M-1 (To Maturity)

Margin	0.600%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	62	62	62	68
WAL (yr)	25.89	5.84	4.79	3.87	4.15
MDUR (yr)	19.72	5.43	4.52	3.72	3.98
First Prin Pay	Oct25	Sep07	Oct07	Feb08	Jul08
Last Prin Pay	Mar34	Mar17	Jul14	Sep10	May09

(1) See definition of Pricing Prepayment Speed above.

Class M-2 (To Call)

Margin	0.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	25.76	5.36	4.38	3.55	2.99
MDUR (yr)	19.52	5.03	4.16	3.42	2.89
First Prin Pay	Oct25	Sep07	Oct07	Jan08	Aug07
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class M-2 (To Maturity)

Margin	0.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	67	67	67	72
WAL (yr)	25.88	5.80	4.73	3.76	3.86
MDUR (yr)	19.59	5.39	4.46	3.61	3.71
First Prin Pay	Oct25	Sep07	Oct07	Jan08	May08
Last Prin Pay	Feb34	Aug16	Jan14	Jun10	Feb09

Class M-3 (To Call)

Margin	0.700%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	25.76	5.36	4.38	3.48	2.99
MDUR (yr)	19.41	5.02	4.16	3.35	2.89
First Prin Pay	Oct25	Sep07	Oct07	Dec07	Aug07
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class M-3 (To Maturity)

Margin	0.700%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	72	72	72	76
WAL (yr)	25.87	5.75	4.68	3.66	3.65
MDUR (yr)	19.47	5.33	4.42	3.52	3.51
First Prin Pay	Oct25	Sep07	Oct07	Dec07	Feb08
Last Prin Pay	Jan34	Dec15	Jul13	Feb10	Nov08

Class M-4 (To Call)

Margin	1.150%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	115	115	115	115	115
WAL (yr)	25.76	5.36	4.36	3.42	2.99
MDUR (yr)	18.38	4.94	4.09	3.26	2.87
First Prin Pay	Oct25	Sep07	Sep07	Nov07	Aug07
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class M-4 (To Maturity)

Margin	1.150%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	115	118	118	117	123
WAL (yr)	25.85	5.65	4.60	3.55	3.47
MDUR (yr)	18.42	5.17	4.29	3.38	3.31
First Prin Pay	Oct25	Sep07	Sep07	Nov07	Dec07
Last Prin Pay	Nov33	Feb15	Nov12	Sep09	Jul08

Class M-5 (To Call)

Margin	1.300%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	130	130	130	130	130
WAL (yr)	25.75	5.35	4.34	3.35	2.99
MDUR (yr)	18.05	4.91	4.06	3.19	2.86
First Prin Pay	Oct25	Sep07	Sep07	Oct07	Aug07
Last Prin Pay	Feb33	Sep12	Dec10	Jul08	Aug07

Class M-5 (To Maturity)

Margin	1.300%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	130	131	131	131	136
WAL (yr)	25.79	5.47	4.43	3.40	3.28
MDUR (yr)	18.07	5.00	4.13	3.24	3.13
First Prin Pay	Oct25	Sep07	Sep07	Oct07	Nov07
Last Prin Pay	Aug33	Jan14	Jan12	Mar09	Feb08

Class B (To Call)

Margin 1.850%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	185	185	185	185	185
WAL (yr)	24.99	4.60	3.80	3.13	2.99
MDUR (yr)	16.61	4.21	3.54	2.96	2.83
First Prin Pay	Oct25	Sep07	Sep07	Sep07	Aug07
Last Prin Pay	Dec32	Jun12	Oct10	May08	Aug07

Class B (To Maturity)

Margin 1.850%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	185	185	185	185	189
WAL (yr)	24.99	4.60	3.80	3.13	3.11
MDUR (yr)	16.61	4.21	3.54	2.96	2.94
First Prin Pay	Oct25	Sep07	Sep07	Sep07	Sep07
Last Prin Pay	Dec32	Jun12	Oct10	May08	Nov07


Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Class 2-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	625,248,000	6.27241	8.30448	47	146,606,765	8.12501	8.12501
2	617,653,857	5.25666	8.30348	48	142,270,226	7.94709	7.94709
3	597,918,755	5.09549	8.30144	49	138,062,270	7.97148	8.71334
4	578,771,449	5.25945	8.29580	50	133,978,392	8.22924	8.62695
5	560,194,522	5.09891	8.29312	51	130,014,938	7.97192	8.71324
6	542,171,054	5.12105	8.25361	52	126,168,362	8.24232	8.64001
7	524,685,765	5.65662	8.21684	53	122,435,226	8.04293	8.77050
8	507,722,341	5.13326	8.22202	54	118,812,333	8.12705	8.77535
9	491,264,366	5.29679	8.21897	55	115,296,811	9.01278	9.01278
10	475,296,765	5.13556	8.22111	56	111,884,975	8.16549	8.78349
11	459,804,971	5.29906	8.21903	57	108,573,768	8.42961	8.69986
12	444,774,820	5.17006	8.19512	58	105,360,230	8.18080	8.79877
13	430,193,459	5.19369	8.17905	59	102,241,486	8.50121	8.75790
14	416,047,315	5.35939	8.17456	60	99,214,560	8.31640	8.87104
15	402,322,822	5.19525	8.17913	61	96,262,184	8.37583	9.82494
16	389,007,413	5.36157	8.17529	62	93,388,585	8.64810	9.74394
17	376,088,931	5.19741	8.17989	63	90,600,201	8.37720	9.82475
18	363,555,579	5.22988	8.15409	64	87,894,550	8.65534	9.75110
19	351,396,513	5.78460	8.11780	65	85,269,187	8.42761	9.87376
20	339,600,443	5.25005	8.13532	66	82,721,754	8.50321	9.93618
21	328,156,135	5.41757	8.13045	67	80,250,090	9.43472	9.71689
22	317,053,105	5.28081	8.05129	68	77,851,984	8.54678	9.96249
23	306,287,541	5.81152	7.21061	69	75,525,073	8.82366	9.88654
24	295,903,322	6.10799	6.94751	70	73,267,248	8.56445	9.98011
25	285,836,634	6.27048	7.81452	71	71,076,466	8.89617	9.95834
26	276,070,618	6.47319	7.76373	72	68,950,752	8.66158	10.06287
27	266,594,022	6.27359	7.81403	73	66,888,294	8.67272	10.05575
28	257,398,211	6.48701	7.77216	74	64,887,254	8.95356	9.98201
29	248,475,013	6.41260	7.78693	75	62,945,665	8.67277	10.05512
30	239,820,580	6.57961	7.65288	76	61,061,762	8.95752	9.98593
31	231,424,971	7.32424	7.40603	77	59,233,839	8.70449	10.08617
32	223,278,688	6.64100	7.58859				
33	215,373,710	6.85482	7.53173				
34	207,702,880	6.78925	7.40764				
35	200,272,468	7.35372	7.35372				
36	193,076,558	7.41751	7.41751				
37	186,099,724	7.51571	7.99787				
38	186,099,724	7.75769	7.91821				
39	186,099,724	7.51394	7.99347				
40	180,900,726	7.77407	7.91370				
41	175,547,726	7.61332	7.98267				
42	170,354,392	7.74332	7.79202				
43	165,316,220	8.30720	8.30720				
44	160,426,804	7.78821	7.78821				
45	155,681,566	8.03972	8.03972				
46	151,076,259	7.80833	7.80833				

Class 2-A-1 Corridor Contract Agreement Schedule and Strike Rates							
Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	400,124,000	8.30448	12.28448	21	210,001,704	8.13045	10.08045
2	395,264,170	8.30348	10.25348	22	202,896,381	8.05129	10.00129
3	382,634,801	8.30144	10.25144	23	196,007,018	7.21061	9.16061
4	370,381,588	8.29580	10.24580	24	189,361,695	6.94751	8.89751
5	358,493,386	8.29312	10.24312	25	182,919,573	7.81452	8.76452
6	346,959,368	8.25361	10.20361	26	176,669,866	7.76373	8.71373
7	335,769,754	8.21684	10.16684	27	170,605,370	7.81403	8.76403
8	324,914,104	8.22202	10.17202	28	164,720,562	7.77216	8.72216
9	314,381,914	8.21897	10.16897	29	159,010,211	7.78693	8.73693
10	304,163,536	8.22111	10.17111	30	153,471,854	7.65288	8.60288
11	294,249,648	8.21903	10.16903	31	148,099,130	7.40603	8.35603
12	284,631,187	8.19512	10.14512	32	142,885,962	7.58859	8.53859
13	275,299,925	8.17905	10.12905	33	137,827,215	7.53173	8.48173
14	266,247,179	8.17456	10.12456	34	132,918,309	7.40764	8.35764
15	257,464,265	8.17913	10.12913	35	128,163,259	7.35372	8.26372
16	248,943,143	8.17529	10.12529	36	123,558,276	7.41751	8.06751
17	240,676,032	8.17989	10.12989				
18	232,655,382	8.15409	10.10409				
19	224,874,255	8.11780	10.06780				
20	217,325,426	8.13532	10.08532				

Class 2-A Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	6.02	6.02
2	5.00	8.05
3	4.84	8.05
4	5.01	8.05
5	4.84	8.05
6	4.87	8.05
7	5.41	8.05
8	4.89	8.05
9	5.05	8.05
10	4.89	8.05
11	5.05	8.05
12	4.92	8.05
13	4.95	8.05
14	5.11	8.05
15	4.95	8.05
16	5.11	8.05
17	4.95	8.05
18	4.98	8.05
19	5.53	8.05
20	4.99	8.05
21	5.16	8.05
22	5.03	8.05
23	5.57	8.05
24	5.90	8.05
25	6.07	9.05
26	6.28	9.05
27	6.08	9.05
28	6.29	9.05
29	6.21	9.05
30	6.36	9.05
31	7.09	9.05
32	6.41	9.05
33	6.62	9.05
34	6.56	9.05
35	7.12	9.09
36	7.18	9.35
37	7.28	10.05
38	7.53	10.05
39	7.28	10.05

Period	Available Rate (2)	Available Rate (3)
40	7.55	10.05
41	7.39	10.05
42	7.53	10.05
43	8.09	10.81
44	7.57	10.12
45	7.82	10.46
46	7.59	10.12
47	7.90	10.53
48	7.71	10.28
49	7.73	11.05
50	7.99	11.05
51	7.73	11.05
52	8.01	11.05
53	7.81	11.05
54	7.91	11.05
55	8.80	11.55
56	7.95	11.05
57	8.21	11.05
58	7.96	11.05
59	8.26	11.05
60	8.06	11.05
61	8.12	12.00
62	8.39	12.00
63	8.12	12.00
64	8.40	12.00
65	8.19	12.00
66	8.29	12.00
67	9.23	12.00
68	8.33	12.00
69	8.61	12.00
70	8.35	12.00
71	8.66	12.00
72	8.41	12.00
73	8.41	12.00
74	8.69	12.00
75	8.41	12.00
76	8.70	12.00
77	8.47	12.00

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month, 3-Month, 6-Month and 1-Year LIBOR forward curve and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

(3) Assumes that the 1-Month, 3-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.



Computational Materials for
Impac Secured Assets Corp., Series 2004-3

Class 2-A-1 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)	Period	Available Rate (2)	Available Rate (3)
1	6.02	6.02	40	7.55	10.05
2	5.00	10.00	41	7.39	10.05
3	4.84	10.00	42	7.53	10.05
4	5.01	10.00	43	8.09	10.81
5	4.84	10.00	44	7.57	10.12
6	4.87	10.00	45	7.82	10.46
7	5.41	10.00	46	7.59	10.12
8	4.89	10.00	47	7.90	10.53
9	5.05	10.00	48	7.71	10.28
10	4.89	10.00	49	7.73	11.05
11	5.05	10.00	50	7.99	11.05
12	4.92	10.00	51	7.73	11.05
13	4.95	10.00	52	8.01	11.05
14	5.11	10.00	53	7.81	11.05
15	4.95	10.00	54	7.91	11.05
16	5.11	10.00	55	8.80	11.55
17	4.95	10.00	56	7.95	11.05
18	4.98	10.00	57	8.21	11.05
19	5.53	10.00	58	7.96	11.05
20	4.99	10.00	59	8.26	11.05
21	5.16	10.00	60	8.06	11.05
22	5.03	10.00	61	8.12	12.00
23	5.57	10.00	62	8.39	12.00
24	5.90	10.00	63	8.12	12.00
25	6.07	10.00	64	8.40	12.00
26	6.28	10.00	65	8.19	12.00
27	6.08	10.00	66	8.29	12.00
28	6.29	10.00	67	9.23	12.00
29	6.21	10.00	68	8.33	12.00
30	6.36	10.00	69	8.61	12.00
31	7.09	10.00	70	8.35	12.00
32	6.41	10.00	71	8.66	12.00
33	6.62	10.00	72	8.41	12.00
34	6.56	10.00	73	8.41	12.00
35	7.12	10.00	74	8.69	12.00
36	7.18	10.00	75	8.41	12.00
37	7.28	10.05	76	8.70	12.00
38	7.53	10.05	77	8.47	12.00
39	7.28	10.05			

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month, 3-Month, 6-Month and 1-Year LIBOR forward curve and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

(3) Assumes that the 1-Month, 3-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		3,055	
Total Outstanding Balance		$668,000,383	
Average Loan Balance		$218,658	$122,071 to $637,000
WA Mortgage Rate		5.566%	2.490% to 9.875%
WA Mortgage Rate Net LPMI		5.478%	2.490% to 9.750%
Net WAC		5.073%	2.085% to 9.345%
ARM Characteristics			
WA Gross Margin		3.824%	1.750% to 9.625%
WA Months to First Roll		25	1 to 119
WA First Periodic Cap		3.621%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.013%	1.000% to 2.500%
WA Lifetime Cap		11.562%	8.490% to 16.750%
WA Lifetime Floor		3.895%	1.750% to 9.875%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	352 to 360
WA Age (months)		1	0 to 8
WA LTV		80.94%	25.17% to 100.00%
WA FICO		689	
WA DTI%		39.80%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		69.55%	
Prepay Moves Exempted	Soft	12.41%	
	Hard	57.14%	
	No Prepay	30.45%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	44.17%	SFR	69.22%	REDUCED	38.85%	PUR	65.74%	OWNER	80.27%	0	30.45%
FL	7.56%	CND	12.49%	FULL/ALT	25.51%	REFI/CO	25.21%	INV HM	17.31%	6	0.65%
NV	4.75%	2-4 FAMILY	9.61%	SISA	16.05%	REFI	9.06%	2ND HM	2.41%	7	0.10%
MN	3.76%	PUD	8.13%	NINA	10.84%					12	12.88%
AZ	3.61%	TWN	0.53%	NISA	5.66%					24	38.13%
										36	17.79%

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$612,969	3	0.09	$204,323	4.800	359.75	731	78.55
30Y LIB1M - IO	$2,059,800	8	0.31	$257,475	4.898	359.47	695	80.21
30Y LIB3M	$199,801	1	0.03	$199,801	6.000	360.00	710	80.00
30Y LIB3M - IO	$942,948	4	0.14	$235,737	5.061	360.00	688	80.89
30Y LIB6M	$13,363,530	59	2.00	$226,501	5.883	359.41	671	80.82
30Y LIB6M - IO	$52,573,523	217	7.87	$242,274	5.353	359.41	705	80.01
30Y LIB12M	$228,822	1	0.03	$228,822	8.875	359.00	634	95.00
30Y LIB12M - IO	$1,828,616	8	0.27	$228,577	5.457	359.62	681	79.24
2/28 LIB6M	$219,052,853	1,023	32.79	$214,128	5.586	358.05	681	84.63
2/28 LIB6M - IO	$171,940,177	739	25.74	$232,666	5.771	359.39	694	79.11
3/27 LIB6M	$127,636,483	653	19.11	$195,462	5.322	358.12	677	81.16
3/27 LIB6M - IO	$52,118,942	226	7.80	$230,615	5.430	359.21	711	75.96
3/1 LIB12M	$409,551	2	0.06	$204,776	5.872	359.41	641	73.45
3/1 LIB12M - IO	$796,000	3	0.12	$265,333	4.651	355.19	719	67.27
5/25 LIB6M	$5,941,734	29	0.89	$204,887	5.783	359.13	696	71.95
5/25 LIB6M - IO	$17,129,135	75	2.56	$228,388	5.878	359.31	710	72.70
5/1 LIB12M - IO	$610,500	2	0.09	$305,250	6.994	359.49	632	85.79
7/23 LIB6M - IO	$275,000	1	0.04	$275,000	4.750	358.00	739	63.22
10/20 LIB6M - IO	$280,000	1	0.04	$280,000	7.250	359.00	664	80.00
	$668,000,383	***3,055***	***100.00***	***$218,658***	***5.566***	***358.69***	***689***	***80.94***

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$100,000.01 - $150,000.00	$73,060,679	538	10.94	$135,801	5.682	358.47	683	81.86
$150,000.01 - $200,000.00	$146,326,318	839	21.91	$174,406	5.619	358.60	684	81.23
$200,000.01 - $250,000.00	$161,140,015	715	24.12	$225,371	5.527	358.58	687	81.64
$250,000.01 - $300,000.00	$156,880,541	572	23.49	$274,267	5.523	358.82	691	80.24
$300,000.01 - $350,000.00	$106,429,843	334	15.93	$318,652	5.522	358.94	694	80.66
$350,000.01 - $400,000.00	$10,121,713	27	1.52	$374,878	5.536	358.29	708	83.05
$400,000.01 - $450,000.00	$5,483,924	13	0.82	$421,840	6.016	358.68	707	77.82
$450,000.01 - $500,000.00	$5,672,623	12	0.85	$472,719	5.404	358.65	708	71.07
$500,000.01 - $550,000.00	$1,613,976	3	0.24	$537,992	5.390	359.00	670	71.47
$600,000.01 - $650,000.00	$1,270,750	2	0.19	$635,375	5.751	360.00	742	67.51
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$100,000.01 - $150,000.00	$72,611,792	535	10.87	$135,723	5.684	358.48	683	81.81
$150,000.01 - $200,000.00	$145,777,082	837	21.82	$174,166	5.622	358.61	684	81.21
$200,000.01 - $250,000.00	$160,640,541	714	24.05	$224,987	5.519	358.59	686	81.61

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$250,000.01 - $300,000.00	$158,079,420	577	23.66	$273,968	5.532	358.81	691	80.35
$300,000.01 - $350,000.00	$106,728,563	335	15.98	$318,593	5.518	358.93	694	80.62
$350,000.01 - $400,000.00	$10,121,713	27	1.52	$374,878	5.536	358.29	708	83.05
$400,000.01 - $450,000.00	$5,483,924	13	0.82	$421,840	6.016	358.68	707	77.82
$450,000.01 - $500,000.00	$5,672,623	12	0.85	$472,719	5.404	358.65	708	71.07
$500,000.01 - $550,000.00	$1,613,976	3	0.24	$537,992	5.390	359.00	670	71.47
$600,000.01 - $650,000.00	$1,270,750	2	0.19	$635,375	5.751	360.00	742	67.51
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$1,489,962	7	0.22	$212,852	5.391	358.61	686	74.68
AR	$872,117	5	0.13	$174,423	5.808	358.58	692	87.61
AZ	$24,092,121	129	3.61	$186,761	5.720	358.35	676	83.79
CA	$295,045,988	1,178	44.17	$250,463	5.473	359.07	698	78.33
CO	$20,925,836	109	3.13	$191,980	5.460	358.20	679	82.34
CT	$2,522,137	12	0.38	$210,178	5.503	357.56	689	85.83
DC	$1,532,679	6	0.23	$255,446	6.559	359.12	636	77.09
DE	$1,241,114	7	0.19	$177,302	5.134	357.55	688	81.83
FL	$50,521,704	268	7.56	$188,514	5.840	358.76	682	82.26
GA	$10,555,695	54	1.58	$195,476	5.605	357.86	675	87.27
HI	$2,942,096	11	0.44	$267,463	5.548	358.59	668	75.06
IA	$851,884	5	0.13	$170,377	4.732	357.18	664	85.58
ID	$898,813	6	0.13	$149,802	5.945	358.39	665	89.62
IL	$22,373,516	114	3.35	$196,259	5.860	358.54	682	83.22
IN	$1,311,073	7	0.20	$187,296	5.638	358.89	698	80.79
KS	$1,561,867	9	0.23	$173,541	5.490	358.16	684	85.51
KY	$764,377	5	0.11	$152,875	5.101	358.21	678	77.96
LA	$1,206,605	7	0.18	$172,372	4.997	357.83	738	83.48
MA	$20,129,739	83	3.01	$242,527	5.249	358.19	688	79.80
MD	$14,916,908	73	2.23	$204,341	5.616	358.88	679	80.05
ME	$1,251,164	6	0.19	$208,527	5.279	357.31	691	75.82
MI	$6,889,333	35	1.03	$196,838	6.009	358.01	677	85.32
MN	$25,085,203	132	3.76	$190,039	5.469	358.12	684	84.47
MO	$3,314,218	20	0.50	$165,711	5.446	357.66	673	88.24
MS	$1,061,616	6	0.16	$176,936	5.571	358.38	664	81.56
MT	$987,742	5	0.15	$197,548	5.737	358.01	668	88.75
NC	$5,424,793	31	0.81	$174,993	5.478	357.90	677	84.66
ND	$252,070	2	0.04	$126,035	7.997	359.00	661	84.26
NE	$459,502	2	0.07	$229,751	5.951	357.70	675	95.00
NH	$4,183,690	18	0.63	$232,427	5.296	357.80	676	83.67
NJ	$16,987,167	69	2.54	$246,191	6.109	358.31	675	85.38
NM	$1,679,697	9	0.25	$186,633	5.961	357.46	667	83.88
NV	$31,758,508	149	4.75	$213,144	5.803	358.62	691	82.41

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NY	$7,982,040	29	1.19	$275,243	5.685	357.80	677	82.14
OH	$4,617,859	26	0.69	$177,610	5.485	358.13	672	86.73
OK	$396,015	3	0.06	$132,005	6.757	358.97	647	83.11
OR	$8,456,466	48	1.27	$176,176	5.306	358.37	687	82.29
PA	$4,580,886	25	0.69	$183,235	5.560	358.02	681	86.36
RI	$2,292,557	10	0.34	$229,256	5.654	358.12	691	82.37
SC	$3,752,829	21	0.56	$178,706	5.307	357.91	688	87.12
TN	$2,702,788	16	0.40	$168,924	5.441	358.55	669	84.15
TX	$6,961,386	39	1.04	$178,497	5.644	358.51	682	83.38
UT	$6,477,183	38	0.97	$170,452	5.697	358.48	690	84.20
VA	$23,473,207	108	3.51	$217,345	5.608	358.62	682	82.50
WA	$18,491,337	97	2.77	$190,632	5.321	358.66	676	81.30
WI	$2,218,165	13	0.33	$170,628	5.418	357.56	672	85.87
WV	$506,732	3	0.08	$168,911	4.623	357.54	665	89.26
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
25.01 - 30.00	$151,000	1	0.02	$151,000	4.750	360.00	737	25.17
30.01 - 35.00	$745,786	5	0.11	$149,157	5.881	357.51	680	32.91
35.01 - 40.00	$1,421,149	7	0.21	$203,021	5.174	358.30	683	37.39
40.01 - 45.00	$776,664	4	0.12	$194,166	4.698	358.11	652	43.02
45.01 - 50.00	$4,894,677	22	0.73	$222,485	4.956	358.33	703	48.25
50.01 - 55.00	$2,628,163	13	0.39	$202,166	5.349	359.15	674	53.32
55.01 - 60.00	$6,195,756	24	0.93	$258,157	5.045	359.03	685	58.57
60.01 - 65.00	$12,364,314	54	1.85	$228,969	5.177	358.82	680	63.34
65.01 - 70.00	$84,123,694	357	12.59	$235,641	4.968	359.36	711	69.62
70.01 - 75.00	$27,207,880	118	4.07	$230,575	5.421	358.66	681	73.76
75.01 - 80.00	$313,122,218	1,437	46.87	$217,900	5.527	359.00	689	79.80
80.01 - 85.00	$19,070,126	89	2.85	$214,271	5.638	358.07	674	84.10
85.01 - 90.00	$107,476,783	509	16.09	$211,153	6.080	358.12	684	89.77
90.01 - 95.00	$86,831,223	410	13.00	$211,783	5.810	357.72	679	94.76
95.01 - 100.00	$990,949	5	0.15	$198,190	6.855	358.41	741	99.36
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$168,000	1	0.03	$168,000	2.490	359.00	816	65.88
3.000 - 3.499	$733,846	3	0.11	$244,615	3.334	357.40	734	55.77
3.500 - 3.999	$17,567,990	78	2.63	$225,231	3.767	357.82	720	75.36

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.000 - 4.499	$41,547,615	190	6.22	$218,672	4.258	357.96	710	76.16
4.500 - 4.999	$122,134,001	538	18.28	$227,015	4.727	358.40	697	78.95
5.000 - 5.499	$143,803,750	652	21.53	$220,558	5.207	358.63	693	80.31
5.500 - 5.999	$157,842,016	740	23.63	$213,300	5.705	358.84	687	81.24
6.000 - 6.499	$79,670,884	369	11.93	$215,910	6.179	358.92	680	82.29
6.500 - 6.999	$51,541,141	234	7.72	$220,261	6.695	359.04	675	84.65
7.000 - 7.499	$23,032,713	105	3.45	$219,359	7.207	359.27	669	85.59
7.500 - 7.999	$17,008,632	86	2.55	$197,775	7.681	359.08	661	87.84
8.000 - 8.499	$5,188,245	24	0.78	$216,177	8.153	359.38	643	85.90
8.500 - 8.999	$5,577,974	25	0.84	$223,119	8.664	359.39	653	88.71
9.000 - 9.499	$1,309,475	5	0.20	$261,895	9.268	359.33	684	88.06
9.500 - 9.999	$874,102	5	0.13	$174,820	9.693	359.86	611	82.54
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$462,374,558	2,177	69.22	$212,391	5.522	358.61	684	81.46
CND	$83,461,499	383	12.49	$217,915	5.459	358.81	701	80.07
2-4 FAMILY	$64,174,362	227	9.61	$282,706	5.700	358.60	704	78.80
PUD	$54,322,099	247	8.13	$219,928	5.912	359.22	691	80.56
TWN	$3,532,975	20	0.53	$176,649	5.949	359.21	678	77.24
COOP	$134,889	1	0.02	$134,889	7.000	359.00	N/A	90.00
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$439,132,309	2,015	65.74	$217,932	5.594	358.78	698	81.81
REFI/CO	$168,377,751	751	25.21	$224,205	5.488	358.48	670	78.99
REFI	$60,490,323	289	9.06	$209,309	5.577	358.58	669	80.01
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$536,229,301	2,456	80.27	$218,334	5.525	358.71	685	81.19
INV HM	$115,639,599	521	17.31	$221,957	5.780	358.64	707	80.01
2ND HM	$16,131,482	78	2.41	$206,814	5.385	358.28	689	79.13
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$668,000,383	3,055	100.00	$218,658	5.566	358.69	689	80.94
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$259,531,750	1,121	38.85	$231,518	5.631	359.16	698	78.78
FULL/ALT	$170,424,328	817	25.51	$208,598	5.448	359.05	679	79.03
SISA	$107,214,575	500	16.05	$214,429	5.239	357.30	680	85.87
NINA	$72,412,892	352	10.84	$205,718	5.508	357.66	690	85.29
NISA	$37,828,949	168	5.66	$225,172	6.429	359.43	693	81.43
NO RATIO	$18,428,589	86	2.76	$214,286	6.071	359.31	694	81.95
NAV	$1,889,299	10	0.28	$188,930	5.917	358.29	637	85.55
LISA	$270,000	1	0.04	$270,000	4.375	359.00	691	61.37
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$442,889	2	0.07	$221,445	5.870	359.00	N/A	83.05
801 - 820	$2,331,683	10	0.35	$233,168	4.483	358.92	807	77.03
781 - 800	$16,947,758	75	2.54	$225,970	5.184	358.76	788	76.56
761 - 780	$37,996,913	166	5.69	$228,897	5.280	358.88	770	77.55
741 - 760	$54,816,061	236	8.21	$232,271	5.320	359.04	750	79.84
721 - 740	$64,347,663	291	9.63	$221,126	5.320	358.65	730	80.52
701 - 720	$81,197,337	365	12.16	$222,458	5.416	358.76	710	81.58
681 - 700	$99,354,594	449	14.87	$221,280	5.478	358.75	691	80.49
661 - 680	$95,199,379	438	14.25	$217,350	5.599	358.56	671	81.55
641 - 660	$103,595,852	488	15.51	$212,287	5.770	358.55	650	82.66
621 - 640	$77,883,620	369	11.66	$211,067	5.809	358.42	631	82.35
601 - 620	$28,587,092	140	4.28	$204,194	6.141	358.89	612	80.21
581 - 600	$2,768,539	13	0.41	$212,965	7.038	359.45	592	81.52

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
561 - 580	$129,781	1	0.02	$129,781	6.875	359.00	564	78.78
541 - 560	$482,422	3	0.07	$160,807	8.120	359.62	546	60.63
521 - 540	$1,098,649	4	0.16	$274,662	7.867	359.42	530	65.74
501 - 520	$820,151	5	0.12	$164,030	8.297	359.75	514	67.88
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$203,381,658	913	30.45	$222,762	5.584	358.34	692	82.53
6	$4,352,891	20	0.65	$217,645	5.950	359.37	692	82.71
7	$651,000	2	0.10	$325,500	4.274	360.00	734	70.00
12	$86,037,024	368	12.88	$233,796	5.439	359.05	697	78.54
24	$254,720,791	1,165	38.13	$218,644	5.647	358.78	687	81.22
36	$118,857,019	587	17.79	$202,482	5.446	358.80	681	79.33
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$69,752,569	292	10.44	$238,879	5.434	359.42	698	80.17
7 - 12	12	$2,057,438	9	0.31	$228,604	5.837	359.55	676	80.99
13 - 18	17	$795,283	3	0.12	$265,094	6.395	352.82	686	93.21
19 - 24	23	$390,197,747	1,759	58.41	$221,829	5.666	358.65	687	82.18
25 - 31	29	$1,152,944	5	0.17	$230,589	4.978	353.41	710	68.93
32 - 37	34	$179,808,032	879	26.92	$204,560	5.354	358.46	687	79.65
56 - 61	59	$23,681,369	106	3.55	$223,409	5.883	359.27	705	72.85
80 - 85	82	$275,000	1	0.04	$275,000	4.750	358.00	739	63.22
> 85	119	$280,000	1	0.04	$280,000	7.250	359.00	664	80.00
		$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.750 - 1.999	$5,483,826	25	0.82	$219,353	4.055	357.54	725	76.99
2.000 - 2.249	$7,493,258	37	1.12	$202,520	4.327	357.50	705	73.73
2.250 - 2.499	$21,726,570	96	3.25	$226,318	4.599	357.49	711	75.36
2.500 - 2.749	$16,577,626	78	2.48	$212,534	4.778	357.47	701	76.66
2.750 - 2.999	$42,173,932	188	6.31	$224,329	5.024	357.56	688	81.75
3.000 - 3.249	$71,725,050	325	10.74	$220,692	5.106	358.01	700	85.12
3.250 - 3.499	$120,305,524	531	18.01	$226,564	5.322	358.94	726	80.25
3.500 - 3.749	$72,171,409	319	10.80	$226,243	5.477	358.90	692	81.73
3.750 - 3.999	$133,464,596	604	19.98	$220,968	5.840	359.39	676	79.04
4.000 - 4.249	$8,146,628	39	1.22	$208,888	6.540	358.35	676	88.76
4.250 - 4.499	$14,126,260	65	2.11	$217,327	5.625	358.83	664	80.19
4.500 - 4.749	$10,764,244	51	1.61	$211,064	5.330	358.80	674	80.63
4.750 - 4.999	$13,536,611	66	2.03	$205,100	5.772	358.76	657	82.92
5.000 - 5.249	$38,358,336	173	5.74	$221,724	6.272	358.82	680	81.40
5.250 - 5.499	$19,162,535	103	2.87	$186,044	5.749	358.71	655	80.65
5.500 - 5.749	$18,362,069	101	2.75	$181,803	5.939	358.84	655	80.16
5.750 - 5.999	$21,300,267	103	3.19	$206,799	6.296	358.83	657	80.95
6.000 - 6.249	$16,301,040	73	2.44	$223,302	6.642	358.86	646	83.60
6.250 - 6.499	$11,637,766	53	1.74	$219,580	6.956	358.77	633	87.83
6.500 - 6.749	$1,603,142	7	0.24	$229,020	7.085	358.74	620	88.49
6.750 - 6.999	$746,399	3	0.11	$248,800	6.523	359.17	689	89.16
7.000 - 7.249	$542,280	2	0.08	$271,140	7.250	359.48	634	62.92
7.250 - 7.499	$686,669	4	0.10	$171,667	7.852	358.76	664	80.21
7.500 - 7.749	$525,443	3	0.08	$175,148	7.778	358.73	669	87.76
8.250 - 8.499	$189,000	1	0.03	$189,000	9.750	360.00	526	54.00
8.500 - 8.749	$351,050	2	0.05	$175,525	8.661	359.43	659	83.08
9.250 - 9.499	$250,000	1	0.04	$250,000	9.500	360.00	700	94.34
9.500 - 9.749	$288,852	2	0.04	$144,426	9.875	359.56	642	94.82
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.000 - 8.499	$168,000	1	0.03	$168,000	2.490	359.00	816	65.88
8.500 - 8.999	$149,092	1	0.02	$149,092	3.750	356.00	762	49.18
9.000 - 9.499	$733,846	3	0.11	$244,615	3.334	357.40	734	55.77
9.500 - 9.999	$20,738,915	90	3.10	$230,432	3.972	358.10	717	75.92
10.000 - 10.499	$42,550,033	195	6.37	$218,205	4.303	357.86	710	76.13
10.500 - 10.999	$121,306,620	537	18.16	$225,897	4.742	358.38	698	79.02
11.000 - 11.499	$144,539,170	654	21.64	$221,008	5.209	358.65	693	80.29
11.500 - 11.999	$154,270,817	723	23.09	$213,376	5.710	358.87	686	81.28
12.000 - 12.499	$78,024,474	363	11.68	$214,943	6.180	358.93	680	82.25
12.500 - 12.999	$50,515,254	229	7.56	$220,591	6.671	359.00	676	84.96
13.000 - 13.499	$23,396,097	107	3.50	$218,655	7.172	359.22	670	85.87

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
13.500 - 13.999	$16,684,519	83	2.50	$201,018	7.624	359.04	664	87.83
14.000 - 14.499	$5,096,312	24	0.76	$212,346	7.944	359.37	654	86.89
14.500 - 14.999	$6,299,125	29	0.94	$217,211	8.508	359.43	644	87.71
15.000 - 15.499	$2,268,616	9	0.34	$252,068	8.800	359.39	616	80.50
15.500 - 15.999	$724,243	4	0.11	$181,061	9.426	359.57	638	88.30
16.500 - 16.999	$535,250	3	0.08	$178,417	9.239	359.63	570	67.24
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$553,700	2	0.08	$276,850	4.782	359.00	705	70.00
09/04	$211,500	1	0.03	$211,500	6.375	356.00	653	90.00
10/04	$828,469	4	0.12	$207,117	5.267	358.51	689	88.79
11/04	$3,920,245	16	0.59	$245,015	5.079	358.87	694	80.87
12/04	$4,781,330	22	0.72	$217,333	5.891	358.05	679	86.35
01/05	$23,731,050	98	3.55	$242,154	5.152	359.00	701	79.56
02/05	$32,693,626	136	4.89	$240,394	5.590	360.00	703	79.98
03/05	$3,032,650	13	0.45	$233,281	5.800	360.00	672	75.21
07/05	$918,022	4	0.14	$229,505	6.427	359.00	655	83.74
08/05	$992,916	4	0.15	$248,229	5.269	360.00	700	78.72
09/05	$146,500	1	0.02	$146,500	5.990	360.00	649	79.19
12/05	$275,492	1	0.04	$275,492	6.250	352.00	702	90.00
01/06	$384,969	1	0.06	$384,969	6.375	353.00	668	94.88
02/06	$134,822	1	0.02	$134,822	6.750	354.00	704	95.00
03/06	$378,262	2	0.06	$189,131	6.859	355.00	682	91.76
04/06	$20,682,053	98	3.10	$211,041	4.767	356.00	685	85.78
05/06	$63,385,075	294	9.49	$215,595	5.028	357.01	685	87.10
06/06	$73,740,847	344	11.04	$214,363	5.745	358.04	679	86.43
07/06	$107,261,717	469	16.06	$228,703	6.062	359.00	683	80.16
08/06	$109,386,420	482	16.38	$226,943	5.717	360.00	699	78.46
09/06	$15,363,374	70	2.30	$219,477	5.969	360.00	675	76.95
12/06	$293,000	1	0.04	$293,000	5.625	352.00	723	77.93
01/07	$330,000	1	0.05	$330,000	4.500	353.00	744	70.97
02/07	$296,893	2	0.04	$148,446	4.754	354.00	729	64.60
03/07	$233,051	1	0.03	$233,051	5.125	355.00	623	60.26
04/07	$7,761,470	40	1.16	$194,037	4.801	356.02	688	80.48
05/07	$34,700,841	170	5.19	$204,123	4.938	357.07	689	83.87
06/07	$54,128,967	279	8.10	$194,011	5.416	358.28	678	80.97
07/07	$51,901,487	260	7.77	$199,621	5.524	359.00	680	78.31
08/07	$27,457,227	114	4.11	$240,853	5.566	360.00	715	74.92
09/07	$3,858,040	16	0.58	$241,128	5.521	360.00	679	73.45
04/09	$597,330	4	0.09	$149,333	5.317	356.00	739	77.46
05/09	$296,800	1	0.04	$296,800	5.750	357.00	722	75.14

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
06/09	$3,651,362	16	0.55	$228,210	5.692	358.09	700	74.61
07/09	$7,137,216	31	1.07	$230,233	5.797	359.00	713	71.44
08/09	$9,677,011	43	1.45	$225,047	6.089	360.00	701	73.57
09/09	$2,321,650	11	0.35	$211,059	5.756	360.00	689	69.92
06/11	$275,000	1	0.04	$275,000	4.750	358.00	739	63.22
07/14	$280,000	1	0.04	$280,000	7.250	359.00	664	80.00
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$553,700	2	0.08	$276,850	4.782	359.00	705	70.00
3	$3,261,817	14	0.49	$232,987	5.014	359.79	699	81.81
6	$65,937,052	276	9.87	$238,902	5.460	359.41	698	80.18
12	$2,057,438	9	0.31	$228,604	5.837	359.55	676	80.99
24	$390,993,030	1,762	58.53	$221,903	5.667	358.64	687	82.20
36	$180,960,976	884	27.09	$204,707	5.351	358.42	687	79.59
60	$23,681,369	106	3.55	$223,409	5.883	359.27	705	72.85
84	$275,000	1	0.04	$275,000	4.750	358.00	739	63.22
120	$280,000	1	0.04	$280,000	7.250	359.00	664	80.00
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$70,313,325	293	10.53	$239,977	5.386	359.44	701	80.22
1.500	$2,473,604	13	0.37	$190,277	7.044	358.61	609	81.49
2.000	$2,476,959	10	0.37	$247,696	5.348	357.46	674	76.51
3.000	$403,710,036	1,848	60.44	$218,458	5.812	359.25	687	78.89
4.000	$532,000	2	0.08	$266,000	7.096	359.00	580	67.69
5.000	$4,405,824	18	0.66	$244,768	5.917	358.31	701	74.09
6.000	$184,088,635	871	27.56	$211,353	5.066	357.20	689	85.95
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

$668,000,383 Group 2 Adjustable Rate Mortgage Loans

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$656,964,718	3,007	98.35	$218,478	5.551	358.69	690	81.01
1.500	$5,517,348	27	0.83	$204,346	7.146	358.88	596	77.12
2.000	$4,986,316	19	0.75	$262,438	5.570	358.47	691	77.34
2.500	$532,000	2	0.08	$266,000	7.096	359.00	580	67.69
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$454,000	2	0.07	$227,000	4.933	359.65	661	62.26
5.01 - 10.00	$1,123,799	7	0.17	$160,543	6.037	358.35	670	82.89
10.01 - 15.00	$2,221,071	11	0.33	$201,916	5.933	359.07	685	80.48
15.01 - 20.00	$5,570,618	28	0.83	$198,951	5.565	359.23	699	78.35
20.01 - 25.00	$12,352,055	55	1.85	$224,583	5.555	359.13	693	76.83
25.01 - 30.00	$22,663,490	106	3.39	$213,807	5.676	359.27	694	78.04
30.01 - 35.00	$45,416,035	211	6.80	$215,242	5.665	359.15	684	78.71
35.01 - 40.00	$66,287,468	304	9.92	$218,051	5.744	359.11	687	80.33
40.01 - 45.00	$95,458,827	419	14.29	$227,825	5.674	359.16	687	78.96
45.01 - 50.00	$99,622,516	458	14.91	$217,516	5.665	359.16	683	79.52
50.01 - 55.00	$6,321,685	27	0.95	$234,136	5.665	359.43	696	77.66
> 55.00	$1,326,218	6	0.20	$221,036	6.712	359.25	704	86.63
Not Required	$309,182,600	1,421	46.28	$217,581	5.430	358.14	691	82.95
	$668,000,383	**3,055**	**100.00**	**$218,658**	**5.566**	**358.69**	**689**	**80.94**

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		9,136	
Total Outstanding Balance		$2,300,000,300	
Average Loan Balance		$251,751	$9,154 to $4,000,000
WA Mortgage Rate		5.541%	2.490% to 10.000%
WA Mortgage Rate Net LPMI		5.441%	2.490% to 9.750%
Net WAC		5.036%	2.085% to 9.345%
ARM Characteristics			
WA Gross Margin		3.754%	1.500% to 9.750%
WA Months to First Roll		26	1 to 119
WA First Periodic Cap		3.511%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.061%	1.000% to 2.500%
WA Lifetime Cap		11.529%	8.490% to 16.750%
WA Lifetime Floor		3.831%	1.500% to 9.875%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	300 to 360
WA Age (months)		1	0 to 60
WA LTV		80.11%	12.90% to 100.00%
WA FICO		690	
WA DTI%		38.97%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		67.88%	
Prepay Moves Exempted	Soft	15.72%	
	Hard	52.15%	
	No Prepay	32.12%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	50.89%	SFR	72.44%	REDUCED	43.50%	PUR	63.59%	OWNER	81.75%	0	32.12%
FL	7.57%	CND	10.73%	FULL/ALT	23.42%	REFI/CO	26.56%	INV HM	14.93%	6	0.73%
NV	3.82%	PUD	9.42%	SISA	15.37%	REFI	9.85%	2ND HM	3.32%	7	0.09%
AZ	3.18%	2-4 FAMILY	7.00%	NINA	9.99%					12	12.14%
VA	2.91%	TWN	0.41%	NISA	4.21%					24	34.89%
										36	15.06%
										48	0.01%
										60	4.97%

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$3,208,138	11	0.14	$291,649	4.886	359.73	694	74.95
30Y LIB1M - IO	$13,768,149	36	0.60	$382,449	4.608	359.51	715	75.14
30Y LIB3M	$199,801	1	0.01	$199,801	6.000	360.00	710	80.00
30Y LIB3M - IO	$5,043,248	14	0.22	$360,232	5.082	359.78	691	79.18
30Y LIB6M	$43,426,802	172	1.89	$252,481	5.838	359.17	676	81.70
30Y LIB6M - IO	$214,531,425	720	9.33	$297,960	5.260	359.42	702	78.70
30Y LIB12M	$1,781,933	9	0.08	$197,993	6.986	359.75	643	85.88
30Y LIB12M - IO	$9,662,608	34	0.42	$284,194	5.268	359.69	693	77.66
2/28 LIB6M	$623,626,071	2,841	27.11	$219,509	5.563	357.93	681	84.79
2/28 LIB6M - IO	$617,364,552	2,137	26.84	$288,893	5.821	359.27	689	80.05
3/27 LIB6M	$370,293,302	1,886	16.10	$196,338	5.309	358.04	678	80.68
3/27 LIB6M - IO	$178,645,271	665	7.77	$268,640	5.501	359.25	704	75.08
3/1 LIB12M	$23,517,969	43	1.02	$546,930	4.403	355.88	718	71.31
3/1 LIB12M - IO	$56,620,725	91	2.46	$622,206	4.670	356.38	728	72.47
5/25 LIB6M	$27,355,030	112	1.19	$244,241	5.943	359.18	701	71.77
5/25 LIB6M - IO	$89,384,784	331	3.89	$270,045	5.859	359.22	707	71.35
5/1 LIB12M	$1,307,283	5	0.06	$261,457	6.488	359.66	665	85.01
5/1 LIB12M - IO	$6,475,700	9	0.28	$719,522	6.332	358.20	720	75.71
7/23 LIB6M	$1,111,252	4	0.05	$277,813	5.837	356.37	703	77.35
7/23 LIB6M - IO	$7,384,371	11	0.32	$671,306	5.736	349.35	726	65.91
10/20 LIB6M	$111,886	1	0.00	$111,886	5.875	359.00	745	57.43
10/20 LIB6M - IO	$5,180,000	3	0.23	$1,726,667	5.252	357.28	727	64.57
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$2,675,808	69	0.12	$38,780	5.899	357.27	703	85.62
$50,000.01 - $100,000.00	$65,644,276	791	2.85	$82,989	5.835	358.43	682	80.73
$100,000.01 - $150,000.00	$211,678,772	1,688	9.20	$125,402	5.746	358.52	684	81.86
$150,000.01 - $200,000.00	$278,569,581	1,596	12.11	$174,542	5.648	358.62	685	81.15
$200,000.01 - $250,000.00	$293,877,170	1,305	12.78	$225,193	5.555	358.64	688	81.67
$250,000.01 - $300,000.00	$284,933,229	1,038	12.39	$274,502	5.538	358.81	691	80.17
$300,000.01 - $350,000.00	$267,364,167	824	11.62	$324,471	5.511	358.75	691	80.69
$350,000.01 - $400,000.00	$221,590,719	590	9.63	$375,577	5.496	358.60	690	81.32
$400,000.01 - $450,000.00	$147,115,228	346	6.40	$425,189	5.537	358.64	697	80.96
$450,000.01 - $500,000.00	$135,835,871	285	5.91	$476,617	5.488	358.52	689	79.85
$500,000.01 - $550,000.00	$98,668,372	188	4.29	$524,832	5.438	358.60	691	79.57
$550,000.01 - $600,000.00	$79,842,637	138	3.47	$578,570	5.481	358.51	685	78.46
$600,000.01 - $650,000.00	$80,566,626	127	3.50	$634,383	5.373	358.43	685	76.88
$650,000.01 - $700,000.00	$18,970,026	28	0.82	$677,501	5.269	358.87	695	72.42
$700,000.01 - $750,000.00	$42,649,175	58	1.85	$735,331	5.421	358.71	681	73.67
$750,000.01 - $800,000.00	$6,187,861	8	0.27	$773,483	5.110	357.65	693	73.68
$800,000.01 - $850,000.00	$4,141,286	5	0.18	$828,257	4.467	357.61	685	69.93



$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$850,000.01 - $900,000.00	$5,264,200	6	0.23	$877,367	5.353	357.34	715	75.43
$900,000.01 - $950,000.00	$1,854,000	2	0.08	$927,000	5.868	358.49	700	75.09
$950,000.01 - $1,000,000.00	$30,707,708	31	1.34	$990,571	5.066	357.55	722	68.62
$1,000,000.01 - $1,050,000.00	$1,032,575	1	0.04	$1,032,575	3.875	357.00	729	57.36
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.05	$1,092,500	3.875	357.00	793	58.26
$1,100,000.01 - $1,150,000.00	$1,112,950	1	0.05	$1,112,950	4.500	359.00	714	69.99
$1,150,000.01 - $1,200,000.00	$1,200,000	1	0.05	$1,200,000	4.875	355.00	756	60.00
$1,250,000.01 - $1,300,000.00	$2,559,941	2	0.11	$1,279,971	5.117	357.98	727	64.92
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.06	$1,365,000	4.000	357.00	743	66.58
$1,450,000.01 - $1,500,000.00	$3,000,000	2	0.13	$1,500,000	5.563	358.00	672	54.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.08	$1,760,000	5.875	357.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.09	$2,000,000	4.250	357.00	796	57.80
$2,700,000.01 - $2,750,000.00	$2,740,621	1	0.12	$2,740,621	6.250	338.00	740	61.09
$3,950,000.01 - $4,000,000.00	$4,000,000	1	0.17	$4,000,000	5.000	357.00	740	64.52
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$2,666,655	68	0.12	$39,216	5.905	357.29	703	85.61
$50,000.01 - $100,000.00	$65,458,761	790	2.85	$82,859	5.840	358.43	682	80.76
$100,000.01 - $150,000.00	$210,826,896	1,683	9.17	$125,269	5.748	358.52	684	81.81
$150,000.01 - $200,000.00	$278,418,551	1,597	12.11	$174,338	5.650	358.62	686	81.15
$200,000.01 - $250,000.00	$292,328,512	1,300	12.71	$224,868	5.550	358.64	688	81.62
$250,000.01 - $300,000.00	$287,380,742	1,048	12.49	$274,218	5.541	358.80	691	80.27
$300,000.01 - $350,000.00	$264,520,560	816	11.50	$324,167	5.518	358.77	691	80.58
$350,000.01 - $400,000.00	$223,935,088	597	9.74	$375,101	5.488	358.58	690	81.43
$400,000.01 - $450,000.00	$146,567,158	345	6.37	$424,832	5.543	358.66	697	80.93
$450,000.01 - $500,000.00	$136,182,010	286	5.92	$476,161	5.475	358.49	690	79.94
$500,000.01 - $550,000.00	$98,573,209	188	4.29	$524,326	5.452	358.64	690	79.46
$550,000.01 - $600,000.00	$80,338,253	139	3.49	$577,973	5.474	358.48	685	78.47
$600,000.01 - $650,000.00	$81,166,062	128	3.53	$634,110	5.371	358.42	686	76.98
$650,000.01 - $700,000.00	$18,970,026	28	0.82	$677,501	5.269	358.87	695	72.42
$700,000.01 - $750,000.00	$41,899,487	57	1.82	$735,079	5.406	358.71	681	73.55
$750,000.01 - $800,000.00	$6,937,549	9	0.30	$770,839	5.233	357.79	693	74.36
$800,000.01 - $850,000.00	$4,141,286	5	0.18	$828,257	4.467	357.61	685	69.93
$850,000.01 - $900,000.00	$5,264,200	6	0.23	$877,367	5.353	357.34	715	75.43
$900,000.01 - $950,000.00	$1,854,000	2	0.08	$927,000	5.868	358.49	700	75.09
$950,000.01 - $1,000,000.00	$30,707,708	31	1.34	$990,571	5.066	357.55	722	68.62
$1,000,000.01 - $1,050,000.00	$1,032,575	1	0.04	$1,032,575	3.875	357.00	729	57.36
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.05	$1,092,500	3.875	357.00	793	58.26
$1,100,000.01 - $1,150,000.00	$1,112,950	1	0.05	$1,112,950	4.500	359.00	714	69.99
$1,150,000.01 - $1,200,000.00	$1,200,000	1	0.05	$1,200,000	4.875	355.00	756	60.00
$1,250,000.01 - $1,300,000.00	$1,260,000	1	0.05	$1,260,000	5.625	359.00	715	70.00

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$1,300,000.01 - $1,350,000.00	$1,299,941	1	0.06	$1,299,941	4.625	357.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.06	$1,365,000	4.000	357.00	743	66.58
$1,450,000.01 - $1,500,000.00	$3,000,000	2	0.13	$1,500,000	5.563	358.00	672	54.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.08	$1,760,000	5.875	357.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.09	$2,000,000	4.250	357.00	796	57.80
$2,700,000.01 - $2,750,000.00	$2,740,621	1	0.12	$2,740,621	6.250	338.00	740	61.09
$3,950,000.01 - $4,000,000.00	$4,000,000	1	0.17	$4,000,000	5.000	357.00	740	64.52
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$7,162,310	34	0.31	$210,656	5.194	358.76	708	74.16
AR	$2,082,680	14	0.09	$148,763	5.818	358.07	679	89.79
AZ	$73,107,471	403	3.18	$181,408	5.650	358.35	679	82.00
CA	$1,170,392,917	3,619	50.89	$323,402	5.481	358.88	695	78.35
CO	$62,594,084	273	2.72	$229,282	5.376	357.08	692	81.38
CT	$11,233,942	46	0.49	$244,216	5.584	357.85	673	83.64
DC	$5,066,605	18	0.22	$281,478	5.674	358.60	666	80.22
DE	$4,978,341	29	0.22	$171,667	5.495	357.71	679	85.99
FL	$174,093,103	902	7.57	$193,008	5.878	358.79	690	81.98
GA	$31,948,288	164	1.39	$194,807	5.580	357.97	686	84.12
HI	$13,279,719	33	0.58	$402,416	5.546	358.57	689	73.82
IA	$4,098,112	37	0.18	$110,760	5.098	357.39	691	87.18
ID	$2,565,192	23	0.11	$111,530	5.777	358.39	660	84.22
IL	$58,517,008	273	2.54	$214,348	5.780	358.45	680	81.61
IN	$8,003,139	63	0.35	$127,034	5.739	358.35	686	84.71
KS	$5,277,190	35	0.23	$150,777	5.563	357.74	689	86.07
KY	$4,079,756	30	0.18	$135,992	5.380	358.23	668	84.03
LA	$4,087,361	26	0.18	$157,206	5.700	357.87	681	82.36
MA	$57,419,157	189	2.50	$303,805	5.232	357.93	690	80.72
MD	$51,059,680	200	2.22	$255,298	5.651	358.53	680	80.91
ME	$4,600,572	23	0.20	$200,025	5.264	357.65	701	77.24
MI	$20,970,705	120	0.91	$174,756	5.779	357.66	678	80.51
MN	$54,590,936	276	2.37	$197,793	5.325	357.96	680	82.80
MO	$14,658,017	104	0.64	$140,942	5.620	357.94	676	86.01
MS	$3,975,837	27	0.17	$147,253	5.280	358.34	660	80.30
MT	$2,269,111	15	0.10	$151,274	6.139	358.25	661	85.63
NC	$18,565,815	123	0.81	$150,942	5.709	358.31	681	83.74
ND	$727,990	7	0.03	$103,999	6.768	358.89	665	80.77
NE	$2,525,917	20	0.11	$126,296	5.655	357.66	673	89.34
NH	$5,916,825	27	0.26	$219,142	5.444	358.04	678	82.24
NJ	$45,177,791	158	1.96	$285,935	6.083	358.09	677	82.82
NM	$5,921,074	31	0.26	$191,002	5.273	357.65	671	81.46
NV	$87,824,235	356	3.82	$246,697	5.677	358.55	695	81.16

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NY	$31,928,020	96	1.39	$332,584	5.261	357.37	677	80.90
OH	$16,585,494	132	0.72	$125,648	5.558	358.13	670	84.47
OK	$1,460,115	13	0.06	$112,317	6.062	358.21	670	87.56
OR	$21,618,175	127	0.94	$170,222	5.321	358.67	688	81.50
PA	$11,354,769	68	0.49	$166,982	5.695	358.39	675	84.05
RI	$6,453,239	24	0.28	$268,885	5.507	358.09	685	79.79
SC	$11,103,820	58	0.48	$191,445	5.439	358.20	684	85.45
SD	$1,314,123	8	0.06	$164,265	4.958	357.68	693	83.58
TN	$10,228,035	70	0.44	$146,115	5.511	358.12	674	83.37
TX	$26,792,271	162	1.16	$165,384	5.880	358.45	692	82.00
UT	$20,788,739	119	0.90	$174,695	5.504	358.58	694	83.64
VA	$66,963,578	278	2.91	$240,876	5.487	358.45	681	81.55
VT	$595,353	1	0.03	$595,353	3.625	355.00	707	38.71
WA	$42,009,748	208	1.83	$201,970	5.321	358.46	678	80.44
WI	$9,284,341	59	0.40	$157,362	5.536	357.83	675	84.72
WV	$1,998,404	10	0.09	$199,840	4.650	357.32	701	86.33
WY	$751,195	5	0.03	$150,239	5.161	357.99	661	88.79
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$1,231,258	4	0.05	$307,814	5.257	358.79	765	18.00
20.01 - 25.00	$134,573	2	0.01	$67,287	4.742	358.57	719	22.52
25.01 - 30.00	$1,043,002	8	0.05	$130,375	4.775	358.72	720	28.11
30.01 - 35.00	$2,803,434	14	0.12	$200,245	4.546	358.61	708	32.33
35.01 - 40.00	$4,104,285	22	0.18	$186,558	4.795	358.27	683	37.80
40.01 - 45.00	$9,179,118	27	0.40	$339,967	4.892	358.48	684	42.68
45.01 - 50.00	$13,753,199	51	0.60	$269,671	5.193	358.36	692	47.54
50.01 - 55.00	$20,547,130	66	0.89	$311,320	4.833	358.44	697	53.18
55.01 - 60.00	$41,430,965	122	1.80	$339,598	4.941	358.37	705	58.34
60.01 - 65.00	$61,478,891	187	2.67	$328,764	5.081	357.51	695	63.42
65.01 - 70.00	$295,097,901	1,053	12.83	$280,245	4.959	359.23	705	69.46
70.01 - 75.00	$99,737,565	357	4.34	$279,377	5.412	358.43	687	73.87
75.01 - 80.00	$1,032,179,087	4,094	44.88	$252,120	5.527	358.90	691	79.76
80.01 - 85.00	$69,255,297	267	3.01	$259,383	5.738	358.16	672	84.00
85.01 - 90.00	$382,683,373	1,694	16.64	$225,905	5.950	358.02	683	89.70
90.01 - 95.00	$262,185,200	1,150	11.40	$227,987	5.965	357.82	678	94.73
95.01 - 100.00	$3,156,023	18	0.14	$175,335	6.457	358.84	723	99.00
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$168,000	1	0.01	$168,000	2.490	359.00	816	65.88
2.500 - 2.999	$2,511,310	4	0.11	$627,827	2.894	359.16	730	59.53
3.000 - 3.499	$11,083,594	30	0.48	$369,453	3.280	357.80	749	70.40
3.500 - 3.999	$78,849,600	248	3.43	$317,942	3.773	357.44	718	72.65
4.000 - 4.499	$154,243,455	533	6.71	$289,387	4.229	357.88	708	74.88
4.500 - 4.999	$420,085,888	1,571	18.26	$267,400	4.723	358.22	698	78.12
5.000 - 5.499	$437,730,426	1,771	19.03	$247,166	5.210	358.56	695	79.26
5.500 - 5.999	$554,468,803	2,309	24.11	$240,134	5.704	358.80	685	80.95
6.000 - 6.499	$278,448,953	1,135	12.11	$245,329	6.194	358.72	682	81.35
6.500 - 6.999	$193,371,818	736	8.41	$262,733	6.695	358.98	674	84.06
7.000 - 7.499	$74,282,599	327	3.23	$227,164	7.195	359.13	674	86.04
7.500 - 7.999	$53,766,900	270	2.34	$199,137	7.698	359.24	664	87.81
8.000 - 8.499	$17,329,345	85	0.75	$203,875	8.166	359.23	654	87.16
8.500 - 8.999	$13,416,917	73	0.58	$183,793	8.676	359.39	655	88.68
9.000 - 9.499	$6,014,363	24	0.26	$250,598	9.216	359.45	672	89.70
9.500 - 9.999	$3,261,828	15	0.14	$217,455	9.665	359.87	630	87.13
10.000 - 10.499	$966,500	4	0.04	$241,625	10.000	359.34	638	94.55
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$1,666,076,530	6,710	72.44	$248,298	5.505	358.52	686	80.45
CND	$246,854,764	1,097	10.73	$225,027	5.487	358.67	703	79.99
PUD	$216,615,212	735	9.42	$294,715	5.690	358.81	697	78.79
2-4 FAMILY	$160,982,178	538	7.00	$299,223	5.769	358.66	702	78.62
TWN	$9,336,726	55	0.41	$169,759	5.916	359.31	684	77.44
COOP	$134,889	1	0.01	$134,889	7.000	359.00	N/A	90.00
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$1,462,484,706	5,989	63.59	$244,195	5.576	358.71	699	81.52
REFI/CO	$610,939,755	2,239	26.56	$272,863	5.509	358.48	672	77.75
REFI	$226,575,839	908	9.85	$249,533	5.399	357.98	678	77.29
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,880,286,309	7,206	81.75	$260,933	5.501	358.58	686	80.34
INV HM	$343,281,192	1,644	14.93	$208,809	5.804	358.60	706	79.51
2ND HM	$76,432,799	286	3.32	$267,248	5.343	358.35	704	77.04
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
241 - 300	$188,580	1	0.01	$188,580	5.375	300.00	657	90.00
301 - 360	$2,299,811,719	9,135	99.99	$251,758	5.541	358.58	690	80.11
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$1,000,500,263	3,460	43.50	$289,162	5.620	358.96	696	78.29
FULL/ALT	$538,725,163	2,404	23.42	$224,095	5.423	358.87	681	78.40
SISA	$353,545,350	1,471	15.37	$240,344	5.149	357.24	682	84.38
NINA	$229,655,981	1,032	9.99	$222,535	5.500	357.69	694	84.36
NISA	$96,785,772	434	4.21	$223,009	6.466	359.32	695	82.06
NO RATIO	$72,527,572	296	3.15	$245,026	6.105	359.32	694	80.75
NAV	$7,727,473	36	0.34	$214,652	5.715	358.41	660	82.73
LISA	$532,726	3	0.02	$177,575	5.270	352.17	712	71.22
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$2,013,073	8	0.09	$251,634	5.863	358.12	N/A	75.79
> 820	$548,000	1	0.02	$548,000	3.375	357.00	836	80.00
801 - 820	$9,556,703	41	0.42	$233,090	5.128	358.67	807	76.96
781 - 800	$62,310,804	237	2.71	$262,915	5.038	358.68	790	74.21
761 - 780	$137,498,349	521	5.98	$263,912	5.127	358.60	770	77.63
741 - 760	$193,976,117	710	8.43	$273,206	5.293	358.69	750	78.22
721 - 740	$224,908,300	839	9.78	$268,067	5.363	358.41	730	79.19
701 - 720	$282,747,916	1,126	12.29	$251,108	5.376	358.66	710	80.21
681 - 700	$326,300,880	1,314	14.19	$248,326	5.459	358.62	690	79.79
661 - 680	$335,447,252	1,323	14.58	$253,550	5.586	358.55	670	81.19
641 - 660	$344,812,144	1,421	14.99	$242,655	5.789	358.55	650	81.74
621 - 640	$275,301,073	1,117	11.97	$246,465	5.797	358.42	631	82.36

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
601 - 620	$83,858,943	385	3.65	$217,815	6.203	358.85	612	80.05
581 - 600	$11,562,858	51	0.50	$226,723	6.464	358.77	595	76.59
561 - 580	$3,682,244	14	0.16	$263,017	6.545	357.32	572	69.14
541 - 560	$1,828,049	12	0.08	$152,337	8.193	359.33	553	65.90
521 - 540	$1,974,572	8	0.09	$246,821	7.979	359.46	531	68.64
501 - 520	$1,673,023	8	0.07	$209,128	7.457	357.23	512	69.46
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$738,834,390	2,758	32.12	$267,888	5.453	358.06	696	80.05
6	$16,736,225	66	0.73	$253,579	5.739	359.04	701	78.47
7	$1,963,800	5	0.09	$392,760	4.045	360.00	757	70.17
12	$279,125,823	982	12.14	$284,242	5.404	359.10	692	78.65
24	$802,433,906	3,254	34.89	$246,599	5.655	358.74	684	81.93
36	$346,346,244	1,661	15.06	$208,517	5.449	358.77	683	78.50
48	$281,500	2	0.01	$140,750	5.357	359.46	705	75.40
60	$114,278,412	408	4.97	$280,094	5.919	358.79	700	76.48
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$280,366,144	955	12.19	$293,577	5.311	359.35	699	78.96
7 - 12	12	$11,444,541	43	0.50	$266,152	5.535	359.70	686	78.94
13 - 18	17	$1,831,093	9	0.08	$203,455	6.098	353.23	665	90.81
19 - 24	23	$1,239,384,463	4,969	53.89	$249,423	5.691	358.61	685	82.42
25 - 31	30	$25,720,551	58	1.12	$443,458	4.501	354.00	707	71.03
32 - 37	34	$602,943,202	2,626	26.21	$229,605	5.306	358.33	691	78.29
50 - 55	54	$1,681,701	3	0.07	$560,567	5.935	353.98	672	74.94
56 - 61	59	$122,841,096	454	5.34	$270,575	5.909	359.23	707	71.77
62 - 67	62	$2,740,621	1	0.12	$2,740,621	6.250	338.00	740	61.09
68 - 73	72	$920,000	2	0.04	$460,000	4.864	348.00	721	68.42
74 - 79	78	$1,173,746	2	0.05	$586,873	5.284	353.65	714	73.56
80 - 85	83	$3,661,256	10	0.16	$366,126	5.745	358.94	713	69.90
> 85	117	$5,291,886	4	0.23	$1,322,971	5.265	357.32	727	64.42
		$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Range of Margin

(Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$684,066	4	0.03	$171,016	4.806	359.42	769	55.94
1.750 - 1.999	$14,003,172	63	0.61	$222,273	3.850	357.44	732	74.62
2.000 - 2.249	$25,670,328	109	1.12	$235,508	4.250	357.67	705	73.04
2.250 - 2.499	$187,330,860	440	8.14	$425,752	4.818	356.86	718	72.97
2.500 - 2.749	$72,545,152	270	3.15	$268,686	4.691	357.42	695	77.72
2.750 - 2.999	$149,535,002	578	6.50	$258,711	4.957	357.66	693	81.28
3.000 - 3.249	$240,282,098	973	10.45	$246,950	5.112	358.11	700	84.26
3.250 - 3.499	$378,641,337	1,508	16.46	$251,088	5.392	358.89	725	79.56
3.500 - 3.749	$244,065,064	973	10.61	$250,838	5.477	359.00	688	80.77
3.750 - 3.999	$411,419,792	1,663	17.89	$247,396	5.861	359.43	673	78.03
4.000 - 4.249	$24,855,331	123	1.08	$202,076	6.222	357.80	683	84.69
4.250 - 4.499	$36,102,915	159	1.57	$227,062	5.921	358.85	663	79.16
4.500 - 4.749	$31,930,047	151	1.39	$211,457	5.592	358.93	679	81.07
4.750 - 4.999	$31,430,168	165	1.37	$190,486	5.682	358.88	665	81.80
5.000 - 5.249	$107,762,591	511	4.69	$210,886	6.279	358.83	679	81.69
5.250 - 5.499	$50,669,170	279	2.20	$181,610	5.820	358.78	656	81.21
5.500 - 5.749	$53,475,537	319	2.33	$167,635	5.969	358.80	653	80.77
5.750 - 5.999	$94,445,548	375	4.11	$251,855	6.248	358.81	665	80.89
6.000 - 6.249	$81,669,490	247	3.55	$330,646	6.511	358.78	652	84.99
6.250 - 6.499	$46,143,715	156	2.01	$295,793	6.718	358.73	641	90.42
6.500 - 6.749	$8,468,032	29	0.37	$292,001	6.734	358.46	630	91.36
6.750 - 6.999	$1,970,039	8	0.09	$246,255	6.414	358.66	657	81.02
7.000 - 7.249	$1,274,922	4	0.06	$318,731	7.250	358.92	636	78.48
7.250 - 7.499	$1,502,302	7	0.07	$214,615	7.996	359.11	638	83.74
7.500 - 7.749	$1,293,721	9	0.06	$143,747	8.037	359.03	649	83.57
7.750 - 7.999	$346,892	1	0.02	$346,892	9.000	359.00	653	95.00
8.000 - 8.249	$367,421	1	0.02	$367,421	8.375	360.00	717	95.00
8.250 - 8.499	$397,829	2	0.02	$198,914	9.159	360.00	587	75.52
8.500 - 8.749	$547,700	3	0.02	$182,567	8.738	359.63	651	87.36
8.750 - 8.999	$147,250	1	0.01	$147,250	9.125	360.00	667	95.00
9.000 - 9.249	$312,958	1	0.01	$312,958	9.250	359.00	643	95.00
9.250 - 9.499	$250,000	1	0.01	$250,000	9.500	360.00	700	94.34
9.500 - 9.749	$288,852	2	0.01	$144,426	9.875	359.56	642	94.82
9.750 - 9.999	$171,000	1	0.01	$171,000	10.000	360.00	676	95.00
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.000 - 8.499	$168,000	1	0.01	$168,000	2.490	359.00	816	65.88
8.500 - 8.999	$1,733,486	5	0.08	$346,697	3.116	358.71	739	49.89
9.000 - 9.499	$10,510,594	28	0.46	$375,378	3.332	357.64	747	70.50
9.500 - 9.999	$99,269,468	307	4.32	$323,353	4.020	357.84	716	73.58
10.000 - 10.499	$156,784,371	545	6.82	$287,678	4.270	357.83	709	74.96

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.500 - 10.999	$417,992,843	1,566	18.17	$266,918	4.745	358.20	699	78.14
11.000 - 11.499	$433,780,487	1,763	18.86	$246,047	5.223	358.60	696	79.22
11.500 - 11.999	$544,780,985	2,273	23.69	$239,675	5.715	358.82	684	80.95
12.000 - 12.499	$273,422,960	1,117	11.89	$244,783	6.188	358.73	681	81.46
12.500 - 12.999	$191,293,577	720	8.32	$265,686	6.659	358.97	675	84.39
13.000 - 13.499	$72,301,104	322	3.14	$224,538	7.164	359.09	674	86.45
13.500 - 13.999	$51,184,967	259	2.23	$197,625	7.648	359.12	668	88.21
14.000 - 14.499	$17,898,479	87	0.78	$205,730	7.971	358.64	654	88.14
14.500 - 14.999	$15,892,164	86	0.69	$184,793	8.459	359.42	643	86.01
15.000 - 15.499	$7,038,984	29	0.31	$242,724	8.957	359.41	646	85.13
15.500 - 15.999	$3,448,186	16	0.15	$215,512	9.397	359.59	629	87.11
16.000 - 16.499	$1,670,428	7	0.07	$238,633	9.621	359.46	624	85.19
16.500 - 16.999	$829,217	5	0.04	$165,843	9.420	359.76	569	71.10
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$3,875,567	9	0.17	$430,619	4.473	355.70	716	74.81
09/04	$1,538,100	4	0.07	$384,525	4.785	357.75	686	82.53
10/04	$6,053,478	16	0.26	$378,342	4.469	358.69	694	73.56
11/04	$15,770,304	56	0.69	$281,613	5.042	359.12	704	80.47
12/04	$21,758,219	77	0.95	$282,574	5.186	357.98	687	81.37
01/05	$95,463,296	324	4.15	$294,640	5.095	359.00	700	78.74
02/05	$121,753,710	425	5.29	$286,479	5.588	360.00	702	79.33
03/05	$14,153,470	44	0.62	$321,670	5.520	360.00	675	75.01
06/05	$758,400	3	0.03	$252,800	4.903	358.00	655	80.00
07/05	$1,891,032	8	0.08	$236,379	5.985	359.00	681	82.96
08/05	$6,119,759	24	0.27	$254,990	5.442	360.00	693	78.55
09/05	$2,675,350	8	0.12	$334,419	5.611	360.00	681	76.67
12/05	$517,034	2	0.02	$258,517	6.110	352.00	667	90.00
01/06	$384,969	1	0.02	$384,969	6.375	353.00	668	94.88
02/06	$929,090	6	0.04	$154,848	5.977	354.00	663	89.57
03/06	$2,864,928	13	0.12	$220,379	6.011	355.23	655	80.04
04/06	$65,964,965	265	2.87	$248,924	4.853	356.00	681	86.34
05/06	$203,003,998	885	8.83	$229,383	5.085	357.01	685	86.95
06/06	$230,360,968	998	10.02	$230,823	5.727	358.00	679	86.00
07/06	$379,589,905	1,399	16.50	$271,329	6.077	359.00	681	81.26
08/06	$308,429,694	1,221	13.41	$252,604	5.748	360.00	697	78.55
09/06	$49,624,402	189	2.16	$262,563	5.780	359.90	677	75.17
10/06	$481,543	1	0.02	$481,543	4.500	350.00	718	49.58
12/06	$1,898,782	6	0.08	$316,464	5.229	352.00	601	72.93
01/07	$2,703,117	8	0.12	$337,890	4.896	353.00	725	74.89
02/07	$9,403,825	22	0.41	$427,447	4.332	354.00	702	73.91

$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
03/07	$10,778,887	20	0.47	$538,944	4.385	355.00	726	67.36
04/07	$35,355,989	139	1.54	$254,360	4.717	356.01	695	79.45
05/07	$147,761,511	548	6.42	$269,638	4.803	357.06	701	79.75
06/07	$156,325,875	792	6.80	$197,381	5.403	358.23	680	80.78
07/07	$151,733,143	736	6.60	$206,159	5.588	359.00	683	77.40
08/07	$98,012,902	359	4.26	$273,016	5.660	360.00	703	74.02
09/07	$13,753,782	52	0.60	$264,496	5.472	360.00	694	71.61
01/09	$560,000	1	0.02	$560,000	5.625	353.00	652	69.48
02/09	$596,701	1	0.03	$596,701	6.500	354.00	665	80.00
03/09	$525,000	1	0.02	$525,000	5.625	355.00	702	75.00
04/09	$1,891,356	8	0.08	$236,419	5.052	356.00	715	76.74
05/09	$2,437,852	7	0.11	$348,265	5.713	357.00	743	72.28
06/09	$14,167,455	56	0.62	$252,990	6.008	358.02	714	76.18
07/09	$51,125,048	178	2.22	$287,219	5.875	359.00	714	71.16
08/09	$42,678,086	168	1.86	$254,036	6.017	360.00	698	72.80
09/09	$10,541,300	37	0.46	$284,900	5.698	360.00	690	63.58
10/09	$2,740,621	1	0.12	$2,740,621	6.250	338.00	740	61.09
08/10	$920,000	2	0.04	$460,000	4.864	348.00	721	68.42
10/10	$316,746	1	0.01	$316,746	5.375	350.00	778	75.23
03/11	$857,000	1	0.04	$857,000	5.250	355.00	691	72.94
04/11	$375,000	1	0.02	$375,000	5.625	356.00	733	72.82
06/11	$481,931	2	0.02	$240,966	5.126	358.00	733	70.36
07/11	$1,402,575	3	0.06	$467,525	6.036	359.00	709	70.55
08/11	$1,148,750	3	0.05	$382,917	5.771	360.00	695	69.42
09/11	$253,000	1	0.01	$253,000	5.375	360.00	746	63.25
05/14	$4,000,000	1	0.17	$4,000,000	5.000	357.00	740	64.52
06/14	$900,000	1	0.04	$900,000	5.750	358.00	688	60.00
07/14	$391,886	2	0.02	$195,943	6.857	359.00	687	73.56
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$4,161,200	9	0.18	$462,356	4.434	359.19	721	74.14
3	$18,058,136	53	0.79	$340,720	4.845	359.70	703	76.52
6	$257,958,227	892	11.22	$289,191	5.357	359.38	698	79.21
12	$11,444,541	43	0.50	$266,152	5.535	359.70	686	78.94
24	$1,240,990,623	4,978	53.96	$249,295	5.692	358.60	685	82.43
36	$629,077,267	2,685	27.35	$234,293	5.272	358.15	691	78.00
60	$124,522,797	457	5.41	$272,479	5.909	359.16	706	71.81
84	$8,495,623	15	0.37	$566,375	5.749	350.27	723	67.40
120	$5,291,886	4	0.23	$1,322,971	5.265	357.32	727	64.42
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**



$2,300,000,300 Aggregate Adjustable Rate Mortgage Loans

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$288,678,118	981	12.55	$294,269	5.291	359.42	700	78.92
1.500	$5,354,031	24	0.23	$223,085	6.938	358.67	601	78.26
2.000	$87,483,483	159	3.80	$550,211	4.663	356.35	720	73.08
3.000	$1,292,994,345	5,326	56.22	$242,770	5.857	359.21	686	78.83
4.000	$532,000	2	0.02	$266,000	7.096	359.00	580	67.69
5.000	$28,083,782	89	1.22	$315,548	5.922	358.30	712	73.17
6.000	$596,874,541	2,555	25.95	$233,610	5.073	357.12	689	84.82
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$2,152,375,540	8,818	93.58	$244,089	5.560	358.69	689	80.62
1.500	$16,811,444	75	0.73	$224,153	7.027	358.78	595	74.81
2.000	$130,281,316	241	5.66	$540,586	5.025	356.55	718	72.41
2.500	$532,000	2	0.02	$266,000	7.096	359.00	580	67.69
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$2,774,600	5	0.12	$554,920	3.909	357.21	741	67.05
5.01 - 10.00	$5,346,459	17	0.23	$314,498	5.477	358.06	709	78.20
10.01 - 15.00	$8,985,655	43	0.39	$208,969	5.554	359.01	711	79.06
15.01 - 20.00	$23,277,717	98	1.01	$237,528	5.267	358.59	711	76.29
20.01 - 25.00	$54,225,779	202	2.36	$268,444	5.526	358.83	694	77.22
25.01 - 30.00	$95,051,455	354	4.13	$268,507	5.611	358.30	696	76.50
30.01 - 35.00	$168,112,865	621	7.31	$270,713	5.630	358.97	694	78.18
35.01 - 40.00	$262,449,132	986	11.41	$266,176	5.703	359.04	688	79.05
40.01 - 45.00	$344,044,973	1,266	14.96	$271,757	5.718	359.07	688	78.89
45.01 - 50.00	$292,737,115	1,231	12.73	$237,804	5.625	359.10	684	79.40
50.01 - 55.00	$21,979,135	78	0.96	$281,784	5.593	359.18	682	75.23
> 55.00	$4,149,501	18	0.18	$230,528	6.653	359.65	674	81.09
Not Required	$1,016,865,914	4,217	44.21	$241,135	5.399	358.06	690	82.05
	$2,300,000,300	**9,136**	**100.00**	**$251,751**	**5.541**	**358.57**	**690**	**80.11**